Exhibit 99.2

Ferroglobe PLC
Annual Report and Accounts 2016

Company Registration No. 9425113

Ferroglobe PLC

Report and Financial Statements

Period ended 31 December 2016

Ferroglobe PLC

Report and financial statements 2016

Ferroglobe PLC

GLOSSARY AND DEFINITIONS

The following definitions apply throughout this U.K. Annual Report unless the context requires otherwise:

“2016 Form 20‑F”	the Company’s Form 20‑F for the fiscal year ended 31 December 2016;
“AEP”	American Electric Power Co., Inc.;
“Amended Revolving Credit Facility”	the revolving credit facility available pursuant to the Amended Revolving Credit Facility Agreement;
“Amended Revolving Credit Facility Agreement”	the Existing Revolving Credit Facility Agreement as amended on or about 15 February 2017 by the Revolving Credit Facility Amendment;
“Annual General Meeting”	the Company’s annual general meeting to be held on 28 June 2017;
“Aon”	Aon Plc;
“Auditor”	Deloitte LLP, the Company’s independent U.K. statutory auditor;
“Aurinka”	Aurinka Photovoltaic Group, S.L.;
“Blue Power”	Blue Power Corporation, S.L.;
“Board”	the Company’s board of directors;
“Business Combination”	the business combination of Globe and FerroAtlántica as the Company’s wholly‑owned subsidiaries on 23 December 2015;
“Business Combination Agreement”	the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, among others, the Company, Grupo VM, FerroAtlántica and Globe;
“Companies Act”	the United Kingdom Companies Act 2006;
“Company”	Ferroglobe PLC, a company incorporated in England and Wales with registered number 09425113 and whose registered office is at 5 Fleet Place, London EC4M 7RD, United Kingdom;
“Company Ordinary Shares”	the Ordinary Shares and Class A Ordinary Shares;
“Compensation Committee”	the compensation committee of the Company;
“EBITDA”	earnings before interest, tax, depreciation and amortisation;
“EU”	the European Union;
“Exchange Act”	the Securities Exchange Act of 1934 (as amended) of the United States;
“Executive Chairman”	the executive chairman of the Company;
“Executive Directors”	the executive directors of the Company;
“Executive Vice‑Chairman”	the executive vice‑chairman of the Company;
“Existing Revolving Credit Facility Agreement”
the credit agreement, dated as of 20 August 2013, among Globe, certain subsidiaries of Globe from time to time as co‑borrowers thereunder, the financial institutions from time to time party thereto as lenders, PNC Bank National Association and Wells Fargo Bank, National Association, as syndication agents for lenders, BBVA Compass Bank, as documentation agent, and Citizens Bank of Pennsylvania, as administrative agent for the lenders, as amended from time to time, other than pursuant to the Revolving Credit Facility Amendment;

“Existing Revolving Credit Facility”	the revolving credit facility available pursuant to the Existing Revolving Credit Facility Amendment;

“FerroAtlántica”	Grupo FerroAtlántica, S.A.U. a joint stock company organised under the laws of Spain, including (where the context so requires) its subsidiaries and subsidiary undertakings;
“Ferroglobe” or the “Parent Company”	the Company or, as the context requires, the Group;
“FerroVen”	FerroVen, S.A.;
“Globe”	Globe Specialty Metals, Inc., a Delaware corporation, including (where the context so requires) its subsidiaries and subsidiary undertakings;
“Group”	the Company and its subsidiaries;
“Grupo VM”	Grupo Villar Mir, S.A.U.;
“IASB”	International Accounting Standards Board;
“IFRS”	International Financial Reporting Standards;
“Indenture”
the indenture, dated as of 15 February 2017, among Ferroglobe and Globe as co‑issuers, certain subsidiaries of Ferroglobe as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

“KPI”	key performance indicator;
“NASDAQ”	the NASDAQ Global Select Market;
“NASDAQ Rules”	the NASDAQ Stock Market Rules;
“Non‑Executive Directors”	the non‑executive directors of the Company;
“OFAC”	the U.S. Department of the Treasury’s Office of Foreign Assets Control;
“Ordinary Shares”	the ordinary shares of $0.01 each in the capital of the Company;
“Revolving Credit Facility Amendment”
the third amendment to the Existing Revolving Credit Facility Agreement, among, inter alios, Ferroglobe and Globe as co‑borrowers, the subsidiary guarantors party thereto, the financial institutions party thereto as lenders and Citizens Bank of Pennsylvania as administrative agent;

“SEC”	the U.S. Securities and Exchange Commission;
“U.K.”	the United Kingdom of Great Britain and Northern Ireland;
“U.S.”	the United States of America;
“U.S. EPA”	the U.S. Environmental Protection Agency;
“WVA Manufacturing”	WVA Manufacturing, LLC; and
“$”	U.S. dollars.

Ferroglobe PLC

Report and financial statements 2016
Officers and professional advisers

Directors
J López Madrid
D Barger
B L Crockett
S Eizenstat
M Garrido y Ruano	(appointed 30 May 2017)
G Hamilton
J Monzón
J Villar‑Mir de Fuentes
T Garcia Madrid	(resigned 30 May 2017)
A Kestenbaum	(resigned 31 December 2016)
Company Secretary
N Deeming	(appointed 13 October 2016)
S Lebowitz	(resigned 13 October 2016)
Registered Address
5 Fleet Place
London
EC4M 7RD
Auditor
Deloitte LLP
Statutory Auditor
London

Ferroglobe PLC

Introduction

Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales. Headquartered in London, United Kingdom, Ferroglobe (encompassing its subsidiaries Globe and FerroAtlántica) is a global leader in the growing silicon and specialty metals industry with an expanded geographical reach, building on Globe’s footprint in North America and FerroAtlántica’s footprint in Europe.

The Company was incorporated in 2015 and its Ordinary Shares are listed for trading on the NASDAQ in U.S. dollars under the symbol “GSM”.

The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our directors’ remuneration report, strategic report, directors’ report and required financial information (including our statutory accounts and statutory auditor’s report for the reporting period commencing 1 January 2016 and ending 31 December 2016), which, together, comprise our U.K. annual reports and accounts for the period ended 31 December 2016 (the “U.K. Annual Report”).

We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2016 Form 20‑F. Certain other announcements made by the Company are furnished to the SEC on Form 6‑K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under the Sarbanes‑Oxley Act of 2002, as well as related rules subsequently implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law. We have provided as a separate attachment to the U.K. Annual Report extracts from the 2016 Form 20‑F to assist shareholders in assessing the Group’s strategies. This attachment does not form part of the financial statements. Investors may obtain the full 2016 Form 20‑F, without charge, from the SEC at the SEC’s website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.

The capitalised terms used throughout the U.K. Annual Report are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms “we,” “our,” “our company” and “us” may refer, as the context requires, to Ferroglobe or, collectively, to Ferroglobe and its subsidiaries.

Strategic Report

This Strategic Report has been prepared to provide additional information to shareholders to assess the Group’s strategies and the potential strategies to succeed.

The Strategic Report contains certain forward‑looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward‑looking information.

The directors, in preparing this Strategic Report, have complied with Section 414C of the Companies Act.

For a supplementary description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the sections of the 2016 Form 20‑F: Part I, Item 3, Section D, Risk factors; Item 4, Information on the Company; Item 5, Operating and Financial Review and Prospects; and Item 11, Quantitative and Qualitative Disclosures about Market Risk, which sections are set out in a separate attachment to this U.K. Annual Report. The aforementioned sections do not form part of the financial statements.

Nature of the business

Ferroglobe was incorporated under the Companies Act as a private limited liability company in the United Kingdom on 5 February 2015, as a wholly‑owned subsidiary of Grupo VM.  As a result of the Business Combination, which was completed on 23 December 2015, FerroAtlántica and Globe merged through corporate transactions to create one of the largest producers worldwide of silicon metal and silicon and manganese based alloys, and Grupo VM ceased to be the sole shareholder, by incorporating the diversified shareholder base of Globe at the time of the merger and its listing in NASDAQ. This has resulted in an expansive geographical reach, established through Globe’s predominantly North American‑centred footprint and FerroAtlántica’s predominantly European‑centred footprint.

Business model and strategy

We believe our vertically integrated business model and ownership of raw materials provides us with a cost advantage over our competitors. We are not reliant on any single supplier for our raw materials and currently own sources of critical raw materials, which provides us with stable, long‑term access to critical raw materials for our production processes and, therefore, enhances our operational and financial stability.

As part of the strategy for delivering the objectives of the Company, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher grade silicon metal, solar grade silicon metal or new foundry products.

The Group is continuously pursuing growth opportunities by the acquisition of industrial facilities or companies that operate in the same sector and produce similar products, and which are deemed to be potentially valuable for the Group.

Key Performance Indicators (“KPIs”)

The Board considered that the most important KPIs during 2016 were those set out below. These KPIs will also be a key factor for the Company during 2017.

At the corporate level, the principal KPIs that we use for measuring the overall performance of our business, and which also form part of our compensation structure for our key executives, are as follows:

•
Adjusted EBITDA: EBITDA, adjusted in accordance with Company’s adjustments announced as part of its earnings reports. We also consider Adjusted EBITDA margin (measured as adjusted EBITDA/revenues) as a significant indicator of our performance.

•	Free cash‑flow, which represents EBITDA plus or minus working capital changes, capital expenditure (other than required for safety or environmental matters), taxes and net interest.

•
Working capital (measured as inventories, plus trade and other receivables, minus trade and other payables) improvement. Working capital improvement has been measured taking into account at the end of each month of 2016 the LTM (last twelve months) improvement.

The following table sets out the Company’s performance against these financial KPI measures in 2016. As this is the Company’s first full year of operation as a combined Group, these measures of performance provide a base to review overall performance of our business going forward.

Adjusted EBITDA	EBITDA Margin	Working Capital Improvement	Free Cash Flow
($m)		($m)	($m)
72.9	4.5%	172.1	72.7

In addition, during 2016 and into 2017, a special emphasis has been placed on achieving the announced synergies in connection with the Business Combination and on ensuring a successful integration of FerroAtlántica and Globe into a single well‑functioning organisation. As a consequence of this continuous emphasis on synergies, the original synergy target established at $65m was reviewed up to $85m. During 2016 a total of $57m synergies were captured, and by the end of the year the running rate was already close to the final target of $85 million.

Detail on how performance against the financial KPIs and Business Combination associated KPIs affected the bonus outcome of executive directors is contained in the Directors’ Remuneration Report on page 34.

Principal risks and uncertainties

The Company is exposed to a number of operational risks which are monitored on an ongoing basis and which are summarised within the supplementary attachment. The key financial risks related to credit risk and liquidity risk are highlighted in note 37.

Employees

As at 31 December 2016, the Group had:

•	nine directors, all of whom were male;

•	258 senior managers, of whom 211 were male and 47 were female; and

•	4,018 employees, of whom 3,624 were male and 394 were female.

Environment and other social matters

Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for the environment and the health, safety, and well‑being of employees and the general public.

The Strategic Report for the financial period ended 31 December 2016 was reviewed and approved by the Board on 30 May 2016.

Nick Deeming

Company Secretary

Directors’ report

Directors

The directors of the Company, who held office during the year ended 31 December 2016, were as follows:

Alan Kestenbaum	Director, Executive Chairman and Principal Executive Officer
Javier López Madrid	Director and Executive Vice‑Chairman
Donald G. Barger, Jr.	Non‑Executive Director
Bruce L. Crockett	Non‑Executive Director
Stuart E. Eizenstat	Non‑Executive Director
Tomás García Madrid	Non‑Executive Director
Greger Hamilton	Non‑Executive Director
Javier Monzón	Non‑Executive Director
Juan Villar‑Mir de Fuentes	Non‑Executive Director

Mr Kestenbaum resigned as Executive Chairman of the Ferroglobe Board of Directors, effective 31 December 2016. Javier López Madrid, the former Vice Chairman of the Ferroglobe Board of Directors, was unanimously appointed to succeed Mr Kestenbaum as Executive Chairman. Mr Kestenbaum serves as an independent consultant to the Company, advising on matters relating to international trade, contract negotiations, legacy customer relationships and business development opportunities.

Mr Kestenbaum was entitled to a lump sum severance payment, in addition to other payments and the accelerated vesting of equity awards, in connection with his resignation. Details in relation to this lump sum payment are set out in the Directors’ Remuneration Report on page 39.

On 30 May 2017, Mr García Madrid resigned from the Board of Directors and on the same date Mr Manuel Garrido y Ruano was appointed as a Non‑Executive Director in his place.

Directors’ indemnities

As permitted by the Company’s articles of association, each director is covered by appropriate directors’ and officers’ liability insurance and, as required by such articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. Under his employment agreement with Globe, dated 27 January 2011, as amended on 22 February 2015 (the “Amendment”) (together, the “Employment Agreement”), Mr Kestenbaum had, until his resignation from the Board, the benefit of an indemnity in respect of all claims arising from or relating to his performance of his duties to the fullest extent permitted by law and/or Globe’s directors’ and officers’ liability insurance or articles of association or other applicable document in respect to any and all actions, suits, proceedings, claims, demands, judgments, losses, damages and reasonable out‑of‑pocket costs and expenses (including reasonable out‑of‑pocket attorney’s fees and expenses) resulting from his good faith performance of his duties and obligations with Globe or any of its affiliates or as the fiduciary of any benefit plan of Globe or its affiliates. In addition, Globe had agreed to cover Mr Kestenbaum under its directors’ and officers’ liability insurance during the six‑year period following his termination of employment in the same amount and to the same extent that Globe covers its other officers and directors during such period. The provisions of the indemnity were in force during the period under review.

Company details and branches outside the U.K.

The Company is a public limited company incorporated under the laws of England and Wales with registered number 9425113. The Company’s registered address is 5 Fleet Place, London, EC4M 7RD, United Kingdom. The Company has no overseas branches.

Share repurchases

The Company did not acquire any of its own shares during the year ended 31 December 2016 (2015: nil).

Capital reduction

On 22 June 2016, the Company completed a reduction of its share capital and as such the nominal value of each Ordinary Share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

Dividends

On 3 February 2016, the Board declared a quarterly dividend in the amount of $0.08 per Ordinary Share payable on 14 March 2016 (the “March Dividend”) to shareholders of record at the close of business on 26 February 2016 (together with their personal representatives or successors in title, the “Recipients”). The Company later identified that it had insufficient distributable reserves to pay the March Dividend, the effect of which is that the dividend was not paid in accordance with the Companies Act. A resolution was therefore passed at the Annual General Meeting on 29 June 2016 which authorised the appropriation of distributable profits of the Company to the March Dividend and waived any right of the Company to pursue directors or the Recipients for repayment of the March Dividend. The overall effect of the resolution being passed was to return all parties to the position they would have been in had the relevant dividends been made in full compliance with the Companies Act.

The Board of Directors of the Company agreed three further interim dividend payments during 2016, paid on 12 August 2016, 28 September 2016 and 29 December 2016 and each in the amount of $0.08 per Ordinary Share.

The future declaration and payment of dividends to shareholders and the amount of any such dividends will be at the discretion of the Board.

Political donations

The Company has not made any political donations, or incurred any political expenditure in the period under review.

Employee policies

Ferroglobe has a culture of continuous improvement through investment in people at all levels within Ferroglobe. Ferroglobe is committed to pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe supports the principle of equal opportunities in employment and opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

It is Ferroglobe’s policy to encourage applications for employment from disabled people and to assist with their training and development, particularly in light of their aptitudes and abilities. If an existing employee becomes disabled, it is Ferroglobe’s policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training, career development, and promotion to the disabled employee to the fullest extent possible, unless such accommodation would cause the employer undue hardship.

Greenhouse gas emissions

The Company is in the process of preparing certain data on its emissions of greenhouse gasses across its wider group operations. The Company intends to release that data in respect of the year ended 31 December 2016, and details of its methodology in recording and assessing its emissions, on its Group website in due course.

Financial risk management objectives/policies and hedging arrangements

Please refer to Part I, Item 11 Quantitative and Qualitative Disclosures About Market Risk of the 2016 Form 20‑F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe’s financial risk management objectives/policies and hedging arrangements.

Events since 31 December 2016

Amended Revolving Credit Facility

On 15 February 2017, Ferroglobe and its subsidiary Globe Specialty Metals, Inc., certain subsidiaries of Ferroglobe party thereto as guarantors, financial institutions party thereto as lenders and Citizens Bank of Pennsylvania, as administrative agent for the lenders, entered into a revolving credit facility amendment to amend the Existing Revolving Credit Facility Agreement. The amended revolving credit facility provides for borrowings up to an aggregate principal amount of $200 million.

Senior Notes due 2022

On 15 February 2017, Ferroglobe PLC and its Subsidiary Globe Specialty Metals, Inc. issued $350 million aggregate principal amount of 9.375% Senior Notes due 2022.

New development of the Spanish Solar Project

On 20 December 2016, Ferroglobe entered into an agreement with Aurinka and Blue Power providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon, subject to the satisfaction of certain conditions precedent. On 24 February 2017 the parties signed‑off the final JV agreement that launched the mentioned project.

Full details of the aforementioned events since the balance sheet date are set out in Note 38 to the financial statements.

Future developments

As part of its strategy to better serve customers, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher grade silicon metal, solar grade silicon metal or new foundry products.

The Group is continuously pursuing growth opportunities by the acquisition of industrial facilities or companies that operate in the same sector and produce similar products, and which are deemed to be potentially valuable for the Group. No decision or formal commitment with respect to the pursuit of growth opportunities has been entered into as at the date of reporting, but at any given point in time several alternatives may be under analysis. It is possible that, in the short‑ to medium‑term, at least one of such projects could materialise.

Research and development

Please refer to Part I, Item 4, Information on the Company of the 2016 Form 20‑F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe’s research and development.

Going concern

The Group meets its working capital needs through its cash reserves and banking facilities. Although the Group had a loss for the year of $338 million the Group has net assets of $2,019 million. This includes cash of $197 million and further facilities available of $547 million as at 31 December 2016. As noted above and as discussed in the “events after balance sheet date” note (note 38) the Group was refinanced and the existing debt structure at 31 December 2016 was replaced. The Group’s forecasts and projections take into account possible changes in trading performance and show that the Group should be able to operate within the current level of available facilities and cash flows from operations. As such, the directors have, at the time of approving the financial statements, a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

Statement of disclosure to the Company’s U.K. statutory auditor

In accordance with section 418 of the Companies Act, each director at the date of this Directors’ Report confirms that:

•	so far as he is aware, there is no relevant audit information of which the Auditor is unaware; and

•	he has taken all the steps he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act. Deloitte LLP has indicated its willingness to continue in office, and a resolution that it be re‑appointed will be proposed at the Annual General Meeting.

By order of the Board on 30 May 2017,

Nicholas Deeming

Company Secretary

Directors’ responsibilities statement

The directors are responsible for preparing the annual reports and the financial statements in accordance with applicable law and regulations.

In accordance with the Companies Act, the directors are required to prepare financial statements for each financial period. Under that Act, the directors have elected to prepare the financial statements in accordance with IFRS as issued by the IASB. Under the Companies Act, the directors must not approve the financial statements unless they are satisfied that the financial statements give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•
provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

To the best of each directors’ knowledge:

•	the financial statements, prepared in accordance with the applicable accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

•
this Directors’ Report and the Strategic Report include a fair review of the development or performance of the business and the position of the Company and its subsidiaries and subsidiary undertakings taken as a whole, together with a description of the principal risks and uncertainties that they face;

•
the annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position, performance, business model and strategy; and

•	the responsibility statement was approved by the Board on 30 May 2017 and signed on its behalf by Greger Hamilton.

By order of the Board on 30 May 2017,

Greger Hamilton

Director

Directors’ Remuneration Report

Introduction

Dear Shareholder

As Chairman of the Compensation Committee (the “Committee”), and on behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the period ended 31 December 2016.

This is our first Directors’ Remuneration Report covering a full financial year. The Company became the parent company of Globe and FerroAtlántica, as a result of the Business Combination, on 23 December 2015. This report sets out the Directors’ Remuneration Policy (the “Policy”), which was approved by a 92.09% majority at last year’s AGM, alongside the annual report on remuneration (the “Annual Report on Remuneration”), which will be subject to an advisory vote at the Annual General Meeting on 28 June 2017.

Board Changes

As explained in the Company’s Report and Financial Statements for the period ended 31 December 2015 (the “2015 annual report”), the Company held a series of discussions with Mr Kestenbaum prior to expiration of his employment agreement to reach an agreement that would result in him entering into a service contract that would have been substantially on the terms of the Policy applicable to other Executive Directors. However, as announced on 2 January 2017, Mr Kestenbaum ceased employment with the Company on 31 December 2016 and resigned from the Company’s Board as Executive Chairman with effect on the same day. Following Mr Kestenbaum’s departure, the Board unanimously voted to appoint Javier López Madrid to succeed Mr Kestenbaum as Executive Chairman. As a result, Mr López Madrid is currently the only Executive Director.

The Committee spent a significant amount of time considering Mr Kestenbaum’s leaver terms in the context of the legacy arrangements which the Company inherited as a result of the Business Combination. In accordance with Mr Kestenbaum’s employment agreement, he was entitled to various payments and benefits and a lump sum severance payment. These payments and benefits are consistent with the Policy, which specifically adopted his employment agreement. In accordance with its powers under the Policy, the Committee approved minor amendments to the Policy, as described on page 28, to aid in the Company’s satisfaction of its obligations under Mr Kestenbaum’s employment agreement.

2016 Outcomes

During our first year as a combined entity, the Company has intensively worked to integrate the organisation, capture enhanced synergies, strengthen our commercial strategy and restructure our balance sheet, setting the Company up for an improvement of our financials in the wake of the market recovery. For 2016, Mr Kestenbaum was entitled to an annual bonus with a target level of 215% of his base salary, based on the achievement of demanding corporate financial measures (weighted at 70%) and integration of the business (weighted at 30%). The Committee determined achievement of 35% of the target level of performance for 2016 based on the best estimate, at the time Mr Kestenbaum ceased employment, of the Company’s financial results for 2016 and the assessment of progress on the integration process. Payment of this bonus was in accordance with Mr Kestenbaum’s employment agreement. Mr López Madrid, in his role as Executive Vice‑Chairman, was entitled to an annual bonus with a target level of 215% of his base salary. Payment of this bonus was subject to challenging financial, synergy and integration targets. As a result, the Committee determined achievement of 45.8% of target level of performance for 2016.

Looking forward

The Committee spent a considerable amount of time reviewing the implementation of the Policy for 2017 in light of feedback received last year. Within the Policy, the Committee has the ability to award non‑performance based long‑term incentive awards. Considering feedback and best practice, the Committee has decided all future awards for Executive Directors will be subject to performance conditions.

Implementation for 2017

Last year, the Committee decided to reflect the challenges of integrating the two businesses within the variable pay mix with greater weighting given to the short‑term than the long‑term. This was to ensure sufficient focus on the shorter‑term priorities of integrating the business. This was a one‑off arrangement. The Committee recognises the importance of aligning our executives’ interests with those of our investors and therefore, as highlighted in last year’s report, the long‑term opportunity for 2017 will be greater and the short‑term will be lower.

The annual bonus will once again be measured against challenging objectives, with 70% based on financial measures. The annual bonus targets are considered to be commercially sensitive at this time, however, the Committee is committed to disclosing these in next year’s report.

The proposed long‑term incentive measures remain unchanged from the 2016 awards. Vesting of 60% of the total award will be determined by Ferroglobe’s Total Shareholder Return (“TSR”) performance with 30% being determined relative to a bespoke group of peers and 30% being determined relative to the S&P Global 1200 Metals and Mining Index. The remaining 40% will be based on a “quality of performance assessment” which will relate to the Company’s return on invested capital (“ROIC”) over the three‑year period as compared with a bespoke comparator group of the Company’s peers using a quarterly average for the calculation of Invested Capital and the Company’s net operating profit after tax (“NOPAT”) growth as compared to the same bespoke comparator group of the Company’s peers.

The Committee has reviewed the base salary for Mr López Madrid, the Executive Chairman, and his salary remains unchanged for 2017.

As highlighted last year, moving the corporate head office to London has involved the relocation of executives. The general policy is that an allowance is to be paid to those top‑level executives who relocate equal to 20% of salary which may be paid at up to twice this amount for the first three years. This avoids the need for the Company to incur significant property purchase tax payments or other one‑off costs that could easily exceed one times annual salary if grossed‑up for income tax. The Committee is committed to reviewing annually the level of the allowance to be paid and has determined that the allowances will continue at the existing level for 2017.

The Committee has worked hard on remuneration matters since the Business Combination. I hope I can rely on your support at our Annual General Meeting.

Signed on behalf of the Board.

Javier Monzón

Chairman of the Compensation Committee

30 May 2017

Remuneration Policy

Objectives

The Directors’ Remuneration Report has been prepared in accordance with the provisions of the Companies Act and The Large and Medium‑sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the “Regulations”). The Policy was approved at the 2016 Annual General Meeting. The approved Policy can be found in the Directors’ Remuneration Report for the period ended 31 December 2015 and on the Company’s website. The Policy is set out below for information only; the chart showing remuneration scenarios for Mr López Madrid on page 20, has been updated to reflect proposed 2017 remuneration levels and minor changes to the text of the Policy have been made, in particular, to reflect the fact that the Policy has now been approved by the shareholders. In addition, certain wording has been updated below in respect of the legacy arrangements summary for Mr Kestenbaum to reflect his departure from the Company. The terms of the Policy remain unchanged, save that (as permitted by a power within the Policy) minor amendments have been made, as explained on page 28, in connection with Mr Kestenbaum’s legacy arrangements in order to aid the Company in satisfying its obligations under his employment agreement (which was adopted by the Company and incorporated into the Policy approved at the 2016 Annual General Meeting).

The overall aim of our remuneration strategy is to provide appropriate incentives that reflect the Company’s high performance culture and values to maximise returns for our shareholders. In summary, we aim to:

•	attract, retain and motivate high calibre, high performing employees;

•	encourage strong performance and engagement, both in the short‑ and the long‑term, to enable the Company to achieve its strategic objectives;

•	structure the total remuneration package so that a very significant proportion is linked to performance conditions measured over both the short‑term and longer‑term;

•	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

•
create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for Executive Directors.

There are no material differences in the Policy for our Executive Directors compared to our senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. The foregoing did not apply to legacy arrangements that applied to Mr Kestenbaum and two members of senior management of Globe for the period to 31 December 2016. For our wider employee population, the Company aims to provide remuneration structures and levels that reflect market norms.

Legacy Arrangements

The Company became the parent company of Globe and FerroAtlántica as a result of the Business Combination. Accordingly, a number of contractual commitments, including those entered into by Globe with Mr Kestenbaum, who was the executive chairman of Globe (and then Ferroglobe), remained in force. These commitments are described in this Directors’ Remuneration Report. It is a provision of the Policy that the Company would: (a) honour legacy arrangements with Mr Kestenbaum, including the implementation of incentive awards to ensure compliance with the contractual terms and (b) honour outstanding legacy share awards made to directors of the Company who were previously non‑executive directors of Globe as set out in the Annual Report on Remuneration.

As explained in the Company’s 2015 annual report, the Company held a series of discussions with Mr Kestenbaum prior to the expiration of his employment agreement on 31 December 2016 to reach an agreement that would result in him entering into a service contract that would have been substantially on the terms of the Policy applicable to other Executive Directors. However, Mr Kestenbaum ceased employment with the Company on 31 December 2016 and resigned from the Company’s Board as Executive Chairman with effect on the same day.

Components of remuneration for Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Salary	A fixed salary commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates.	Reviewed annually, taking account of Group performance, individual performance, changes in responsibility and levels of increase for the broader employee population and market salary levels.	Not applicable.
Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.
Executive Directors may be paid a cash allowance in lieu of pension.

 The maximum cash allowance is 20% of base salary. This includes contributions to the U.S. tax‑qualified defined contribution 401(k) plan.
Not applicable.
Benefits	Attraction and retention of top talent.	Benefits may include but are not limited to medical cover, life assurance and income protection insurance.	Not applicable.

Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation. Payment of such relocation allowances will be

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
reviewed by the Committee on an annual basis.

Benefits will be provided as the Committee deems necessary including to take into account perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.

Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum. The Company and the Committee will keep the cost of the benefits under review. The Company provides all Executive Directors with directors’ and officers’ liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Annual bonus	Short‑term performance‑based incentive to reward achievement of annual performance objectives.
The Committee will determine an Executive Director’s actual bonus amount, subject to the achievement of quantitative and qualitative performance criteria.

At least two‑thirds of the bonus will be based on financial metrics with the balance based on non‑financial metrics.

 The maximum bonus opportunity that may be awarded to an Executive Director is normally 200% of salary. In 2016, the maximum bonus was

The Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.

 Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company. The Executive Director may be granted an additional long‑term incentive award, as described

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

greater than 200% as the Committee determined that more focus should be given to shorter‑term measures for business integration reasons with a broadly equivalent reduction in long‑term incentive. If the Committee provides higher annual bonus opportunities in any year, its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these, and other exceptional circumstances, the limit will be 500% of salary.

 No more than 25% of the maximum bonus payable for each performance condition will be payable for threshold performance.
below, of equal value (at maximum) to the amount of annual bonus deferred. Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.
Long‑term incentive awards
Focus Executive Directors’ efforts on sustainable strong long‑term performance of the Company as a whole, and to aid retention with multi‑year vesting provision. Improves alignment of Executive Directors’ interests with those of the Company and shareholders.

Executive Directors are eligible for awards to be granted as decided by the Committee under the Company’s long‑term incentive plan. Awards would normally vest three years after the date of grant. The Committee may determine whether or not awards are subject to achievement of performance targets measured over a three‑year period. Awards where the vesting is subject to achievement of performance targets will form at least two‑thirds of the total long‑term incentive awards granted to an Executive Director in any financial year. The Committee has decided that all awards granted in 2017 and subsequent years to Executive

The Committee will select the most appropriate performance measures for long‑term incentive awards for each performance period and will set appropriately demanding targets.

 Recovery and recoupment will apply to all long‑term incentive awards for misstatement, error or gross misconduct.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Directors under the Policy will be subject to performance targets. The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).
Maximum vesting is normally 200% of target (based on the face value of shares at date of grant).
There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.
Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.
Executive Directors, including the Executive Chairman, are recommended to hold a percentage of their salary in shares. This holding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required to) be through the direct purchase of shares by the Executive Directors.
Not applicable.

Performance Criteria and Discretions

Selection of Criteria

The Committee assesses annually at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate for both annual bonus and long‑term incentive awards to reflect the Company’s strategic initiatives for the performance period. The Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Committee sets demanding targets for variable pay in the context of the Company’s trading environment and strategic objectives and taking into account the Company’s internal financial planning, and market forecasts. Any non‑financial goals will be well‑defined and measurable.

Discretions retained by the Committee in operating its incentive plans

The Committee operates the Group’s various plans according to their respective rules. In administering these plans, the Committee may apply certain operational discretions. These include the following:

•	determine the extent of vesting based on the assessment of performance;

•	determine “good leaver” status (as described below) and, where relevant, the extent of vesting;

•	where relevant, determine the extent of vesting in the case of share‑based plans in the event of a change of control in accordance with the rules of the various plans; and

•	make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

The Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if an unexpected event (corporate or outside event) occurs which causes the Committee to reasonably consider that the performance conditions would not, without alteration, achieve their original purpose and the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.

Remuneration scenarios for Mr López Madrid

Reflecting the Board changes, the chart below has been updated to show the level of remuneration potentially payable to Mr López Madrid as Executive Chairman under different performance scenarios for the 2017 financial year:

Assumptions — Mr López Madrid

Fixed pay comprises base salary for 2017, benefits at an estimated level of 4% of salary, a normal level of expatriate allowance of 20% of base salary with an exceptional additional expatriate allowance of 20% of base salary (for up to three years from appointment as an Executive Director because of the particular circumstances of the relocation of the Ferroglobe business to London) and a pension contribution of 20% of salary in accordance with the Directors’ Remuneration Policy.

On‑target performance comprises fixed pay plus annual bonus of 100% of salary and long‑term incentives of 230% of salary.

Maximum performance comprises fixed pay plus annual bonus of 200% of target and long‑term incentives of 200% of target.

No share price growth or dividends have been assumed. As described below, an additional long‑term incentive award may be granted if part of the annual bonus is deferred, with the maximum value of such award equal to the amount of bonus deferred. For simplicity, this has been excluded.

Note that directors’ current base salary or fees here and elsewhere in the report is converted to U.S. Dollars using a three‑month average exchange rate to 31 March 2017 of 1 Pound Sterling = 1.2381 U.S. Dollars.

Approach to Recruitment Remuneration

The Committee expects any new Executive Directors to be engaged on terms that are consistent with the Policy (excluding the legacy arrangements) as set out in the policy table above.

The Committee recognises that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual, which may require the Committee to take account of the terms of that individual’s existing employment and/or their personal circumstances. Examples of circumstances in which the Committee expects it might need to do this are:

•
where an existing employee is promoted to the Board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long‑term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee’s home country;

•
where an individual is relocating in order to take up the role, in which case the Company may provide certain one‑off benefits in addition to benefits set out in the policy table, such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements, such as annual flights home and cost of education; and

•
where an individual would be forfeiting fixed or valuable variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possible, taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Award levels under the Company’s variable incentive plans would not exceed those set out in the policy table, but their proportions can be altered for the first three years of employment.

Executive Directors’ Service Contracts and Policy on Cessation

In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Spain, the Committee took account of market practices in those countries in (a) determining the treatment of annual bonus and long‑term incentive awards in case of termination of their employment by the Company without cause, (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice, (c) determining the extent of vesting of long‑term incentive awards in the event of a takeover and (d) determining that at least two‑thirds of the total long‑term incentive awards granted to an executive in any financial year will be subject to the achievement of performance targets.

Legacy service contract for Mr Kestenbaum

Mr Kestenbaum became a director and the Executive Chairman of the Company on the Business Combination, and continued to be engaged under an employment agreement with Globe, dated 27 January 2011, as amended on 22 February 2015 (the “Amendment”) (together, the “Employment Agreement”) until 31 December 2016. Pursuant to the Amendment, the Employment Agreement was scheduled to expire on 31 December 2016, and such expiry constituted a termination of employment without cause (with the consequences described below).

A summary of the Employment Agreement can be found below:

Under the Employment Agreement, Mr Kestenbaum performed his duties on a non‑full time basis, but was expected to devote at least 70% of his full working time to the Company.

If his employment was terminated by reason of his death or disability, Mr Kestenbaum would be entitled to payment of all accrued but unpaid base salary, vested and unvested incentive awards, pro‑rata payment of incentive awards for the then current plan year, and full vesting of 108,578 restricted shares granted on 27 January 2011 that were otherwise scheduled to vest on 27 January 2021. If his employment was terminated without cause or if he resigned for good reason, Mr Kestenbaum was entitled to receive the foregoing items plus a lump sum severance payment comprised of two times his base pay, the value of his incentive awards granted or vested during the previous two calendar years, and the pre‑tax cost of two years’ Consolidated Omnibus Budget Reconciliation Act (“COBRA”) coverage for himself and his family under Globe’s health plans.

If Mr Kestenbaum’s employment was terminated before the second anniversary of the Business Combination (being 23 December 2017) without cause, or he resigned for good reason, or his employment was terminated for reasons other than disability or death, then he would have been entitled to the same payments as upon termination without cause or for resignation for good reason (as set out in the paragraph above), except that the lump sum severance payment would be an amount equal to $1 less than three times his Average Annual Compensation as defined in the Employment Agreement (in summary, the sum of his average base pay and his average incentive awards granted or vested for the past five years ending on the termination date).

If Mr Kestenbaum resigned without good reason or if he was terminated for cause, then he would have been entitled to any accrued but unpaid base pay and the vested portion of incentive awards. He would also forfeit his 108,578 restricted shares that were scheduled to vest in January 2021.

If the payments to Mr Kestenbaum upon termination of his employment were subject to the excise tax under Section 4999 of the U.S. Internal Revenue Code (the “Code”), a nationally recognised certified public accounting firm selected by Globe would determine whether to reduce the payments so that the value would not exceed the safe harbour amount specified in Section 280G(b)(3) of the Code. The payments would be reduced if the external accounting firm determines that Mr Kestenbaum would receive a greater net‑after tax amount if the aggregate payments were so reduced.

The Employment Agreement provided for non‑compete and non‑solicit restrictions for two years following a termination of employment under most circumstances. If Mr Kestenbaum’s employment was terminated without cause or if he resigned for good reason, he would not be bound by such restrictions. The restrictions would be applicable if the Employment Agreement expired on 31 December 2016.

The Employment Agreement was governed by the laws of the State of New York.

Under the Employment Agreement, “good reason” generally meant: (a) a material reduction of compensation, base pay, bonus plan award, other bonuses or benefits, (b) the assignment of duties substantially inconsistent with his responsibilities as then in effect, or his authorities, duties, or responsibilities are diminished in any material respect, including as a result of (x) his failure to be elected or appointed as a member of Company’s board of directors or (y) the Company ceasing to be a reporting company pursuant to the Exchange Act, (c) Globe, without Mr Kestenbaum’s consent, relocating its principal executive offices or his place of employment to an area other than New York, New York, (d) a requirement that Mr Kestenbaum report to a person or entity other than Globe’s board of directors or (e) a material breach by Globe of the terms of the Mr Kestenbaum’s Employment Agreement. “Cause” generally meant conviction of a crime causing material harm to Globe or any crime involving material fraud or embezzlement with respect to Globe’s property, or a breach of his Employment Agreement, including any restrictive covenants set forth therein, that causes material harm to Globe (after receiving written notice of a breach Mr Kestenbaum has 30 days to correct the breach).

Mr Kestenbaum’s base salary for 2016 was $995,000 per annum, which had remained unchanged for the past five years. Mr Kestenbaum was entitled to pension and benefits entitlements materially commensurate with the previous years. In addition, if another senior executive received incentive awards having terms materially more favourable than those granted to Mr Kestenbaum, then his incentive awards would be modified or he would receive additional awards to make them substantially as favourable.

Legacy arrangements with Mr Kestenbaum also included an annual performance‑based bonus award and equity grants.

It is a provision of the Policy that the Company will: (a) honour legacy arrangements with Mr Kestenbaum, including the implementation of incentive awards to ensure compliance with the contractual terms and (b) honour outstanding legacy share awards made to him by Globe as set out in the Company’s 2015 annual report.

Service contracts

It is the Company’s policy (with the exception of the legacy arrangements of Mr Kestenbaum, see above, and subject to the Approach to Recruitment Remuneration above) that all Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly‑appointed directors, the Committee may, if it considers necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided the notice period reduces to 12 months within a specified transition period not exceeding 36 months. The service contract for Mr López Madrid, who replaced Mr Kestenbaum as Executive Chairman on 1 January 2017 and was previously Executive Vice‑Chairman, is in accordance with this policy.

It is the Company’s policy that an Executive Director’s service contract (with the exception of the legacy arrangements of Mr Kestenbaum, (see above) may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause (as defined in the service contract). In other circumstances, the Company may terminate employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). An Executive Director would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract). Normally there would be no additional contractual entitlement in respect of a change‑in‑control. An Executive Director may also be entitled to certain amounts with respect to annual bonus and long‑term incentive awards, as described below. “Cause” and “good reason”, as defined in the service contract, also apply in relation to annual bonus awards and long‑term incentive awards as described below. Executive Directors’ service contracts (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group’s office at 2nd Floor West, Lansdowne House, 57 Berkeley Square, London, W1J 6ER during normal business hours and at the Annual General Meeting.

Generally

As circumstances may require, the Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post‑termination restrictive covenants or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, home relocation expenses including tax related expenses and other ancillary payments thereto.

Annual bonus awards

In the event that an Executive Director’s employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability, his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to performance conditions being met at the end of the period and with pro‑rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Committee retaining the discretion in exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Committee’s discretion. The Committee will consider the period of the year worked and the performance of the executive during that period when considering how to exercise its discretion.

Long‑term incentive awards

As a general rule, any unvested long‑term incentive award (except deferred bonus awards, see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability, his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Committee, then their award will vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Committee that award may be pro‑rated taking into account the period of time served in employment during the normal vesting period of the award. The Committee can for any cessation measure performance up to the date of cessation and permit awards to vest early.

Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.

In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Committee considers appropriate.

External appointments

Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Matters taken into consideration in determining policy and differences in the remuneration policy of the Executive Directors and employees

It is not the Committee’s practice to consult with employees on matters relating to executive pay. However, the Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Executive Directors’ current policy or implementation thereof.

The Committee will consider feedback from shareholders and take into account the results of both advisory and binding votes concerning executive pay at the Annual General Meeting as well as ensuring it engages with shareholders on executive pay matters. The Company has taken account of its understanding of the guidelines of shareholders in formulating its Directors’ Remuneration Policy.

Directors’ Remuneration Policy for Non‑Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Non‑Executive Directors fees including non‑executive chairman	To appropriately remunerate the Non‑Executive Directors
The Non‑Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for the committee chairmen and other members of the main Board committees (e.g. audit, compensation, and nominating and corporate governance) and the Senior Independent Director, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.
Not applicable

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

The Company does not currently have a non‑executive Chairman. If one were appointed, his fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.
Payment of expenses and benefits	To support the Non‑Executive Directors in the fulfilment of their duties
Reasonable expenses incurred by the Non‑Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non‑Executive Directors as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate.
Not applicable

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
The Company provides Non‑Executive Directors with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Legacy Arrangements with Certain Non‑Executive Directors

Prior to the Business Combination, in keeping with many other NASDAQ listed companies, Globe granted restricted stock units and share appreciation rights to its non‑executive directors. Outstanding awards as at 31 December 2016 held by the Non‑Executive Directors, who were previously Globe’s non‑executive directors, are set forth on page 39.

It is noted that those Non‑Executive Directors with restricted stock units and share appreciation rights may be regarded as not being independent by U.K.‑based proxy voting agencies although the Board considers them to be fully independent. It is a provision of this Directors’ Remuneration Policy that the Company may accelerate the vesting or repurchase of these awards based on an independent valuation, if it deems such action appropriate.

Letters of Appointment with Non‑Executive Directors

The Company does not enter into service contracts with its Non‑Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re‑election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non‑Executive Director is not re‑elected. The Company may request that the Non‑Executive Directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non‑Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.

Appointment of Non‑Executive Directors

For the appointment of a non‑executive chairman or other Non‑Executive Directors, the fee arrangement would be in accordance with the approved Directors’ Remuneration Policy in place at that time.

Minor amendments

The Committee may make minor changes to the Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Policy. During 2016, the Committee exercised this power to make minor amendments to the Policy, as described on page 13, in connection with Mr Kestenbaum’s departure from the Company. This was done in order to aid the Company in satisfying its obligations under his employment agreement which has been adopted by the Company and incorporated into the Policy, which expressly honours legacy arrangements with Mr Kestenbaum, including the implementation of incentive awards. Such minor amendments form provisions of this Policy.

Annual Report on Remuneration

Implementation of the Directors’ Remuneration Policy for the year ending 31 December 2017

This section sets out how the Committee intends to implement the Policy for the year ending 31 December 2017.

Base salary

Mr López Madrid was appointed as Executive Chairman with effect from 1 January 2017. Mr López Madrid’s salary was reviewed on his appointment and remains unchanged at £555,000 ($687,146).

Pension and benefits

In accordance with the Policy, Mr López Madrid as Executive Chairman will continue to receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance, benefits to the value of an estimate of 4% of salary and an expatriate benefits allowance. This expatriate benefits allowance will usually be equal to 20% of base salary. However, as described in the 2015 annual report, Mr López Madrid will continue to be entitled to an exceptional additional expatriate allowance of a further 20% of salary (in line with market practice, for up to three years from appointment as an Executive Director of the Company because of the particular circumstances of the relocation of the Ferroglobe business in this period of transition). This expatriate allowance will be reviewed by the Committee on an annual basis.

The Company provides directors’ and officers’ liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Annual bonus

The target annual bonus opportunity for Mr López Madrid as Executive Chairman will be 100% of base salary with a maximum opportunity of twice the target level.

70% of the annual bonus will be based on achieving EBITDA, EBITDA margin and free cash flow targets (one third each) with the remainder based on strategic priority goals. The annual bonus targets are considered to be commercially sensitive at this time and are not disclosed. It is the Compensation Committee’s intention to disclose the threshold, target and stretch figures for each of these measures in next year’s report. Any bonus earned in excess of 100% of the target will be deferred for three years into shares in the Company.

As outlined in last year’s report, to further align the Executive Chairman’s interests with those of shareholders over the long‑term, and to link the annual bonus with the level of grant of long‑term incentives, the Company could have granted an additional long‑term incentive award in 2017, with a maximum value of such award equal to the amount of bonus deferred. This award would be subject to the performance targets and vesting schedule described under the heading Long‑term incentives below. As Mr López Madrid’s 2016 annual bonus outcome was below target, no annual bonus has been deferred and therefore no additional long‑term incentive award will be made in 2017. The same arrangement will apply to the 2017 annual bonus and, depending on the outcome, an additional long‑term incentive award may be made in 2018.

Long‑term incentives

The Executive Chairman will be granted a long‑term incentive award with a target level of vesting of 230% of base salary and maximum vesting of two times target.

Vesting of 60% of the total award will be determined by Ferroglobe’s Total Shareholder Return (“TSR”) performance. 50% of the TSR part of the award is calculated relative to a bespoke group of peers, and the other 50% is calculated relative to the S&P Global 1200 Metals and Mining Index in line with last year’s award. Performance will be measured over three years with vesting as set out below.

The bespoke peer group comprises the following companies:

Commercial Metals Company	Boliden
Allegheny Technologies	Morgan Advanced Material
Materion Corporation	Minerals Technologies
Steel Dynamics	Kaiser Aluminium
Antofagasta	Vallourec
Carpenter Technologies	Worthington Industries
Schnitzer Steel Industries	Salzgitter
Eramet	Vedanta Resources
Stillwater Mining Company	Norsk Hydro
Dow Chemical Company	AMG Advanced Metallurgical Group

Vesting schedule for TSR relative to the bespoke peer group

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

Vesting schedule for TSR relative to the S&P Global 1200 Metals and Mining Index

TSR Performance	Vesting scale
Less than Index TSR	No vesting of awards
Equal to Index TSR	Proportionate vesting of between target (100%) and 150% of target
Equal to Index TSR + 15 percentage points	Proportionate vesting of between 150% and 200% of target
Equal to Index TSR + 25 percentage points	200% of target

Vesting of 40% of the award will be dependent upon the achievement of strategic measures with predetermined targets to be achieved creating a range between threshold, target and stretch that will determine the proportion of the award that will vest between 50% and 200% of the target amount. The measures will relate to the Company’s ROIC over the three‑year period as compared with the bespoke comparator group of the Company’s peers set out above using a quarterly average for the calculation of Invested Capital and the Company’s NOPAT growth as compared to the same bespoke comparator group of the Company’s peers. Performance will be measured over three years with vesting as set out below.

ROIC over the performance period	Vesting scale
Below the 25th percentile	0%
25th percentile	50%
Median (50th percentile)	100%
75th percentile and above	200%

NOPAT growth over the performance period	Vesting scale
Below the 25th percentile	0%
25th percentile	50%
Median (50th percentile)	100%
75th percentile and above	200%

No portion of the ROIC component shall vest unless the Company’s ROIC over the performance period is at least equal to the 25th percentile average ROIC for the members of the Comparator Group over the performance period. No portion of the NOPAT component shall vest unless the ratio between the Company’s NOPAT for the 12‑month period ending 31 December 2019 against the Company’s NOPAT for the 12‑month period ending 31 December 2016 is at least equal to the 25th percentile NOPAT growth ratio for the members of the Comparator Group over the same period. There is straight line vesting between each vesting point (25th percentile, median and 75th percentile).

Within the Policy, the Committee has the ability to award non‑performance based long‑term incentive awards. However, considering feedback and best practice, the Committee has decided all awards granted in 2017 and subsequent years for Executive Directors will be subject to performance conditions.

Share ownership guidelines

The Committee has recommended a minimum level of share ownership that it wishes the Executive Directors to build over time and hold of 200% of their base salary in shares in the Company. To achieve this, Executive Directors are expected to retain a proportion of the shares that vest (having sold sufficient shares to meet any taxation obligations) under the Company’s share based incentive plans until the share ownership guideline is met or to acquire shares in the market. The current levels of holdings are set out on page 38.

The Non‑Executive Directors had voluntarily agreed to apply at least a quarter of their annual gross fees (other than travel fees and additional fees payable for 2016) to acquire shares, retaining the shares worth a minimum of twice these gross fees.

However, as a result of a number of administrative challenges, appropriate arrangements were unable to be put in place by all of the Non‑Executive Directors in 2016 to facilitate the acquisition of shares on a regular basis. As a result, the Non‑Executive Directors have reviewed the position and agreed that the previous commitments should be amended.

The Non‑Executive Directors have now voluntarily agreed to apply on a cumulative basis at least a quarter of their normal annual gross fees to acquire shares under arrangements designed to ensure that shares can be purchased on a regular basis and where more or less shares are acquired in any one year, the value of shares to be acquired in the subsequent year may be reduced or increased respectively such that on a cumulative basis the 25% test is satisfied. In the absence of special circumstances, they will retain these shares whilst they remain a Non‑Executive Director.

Fees for the Non‑Executive Directors

The fee structure and 2016 fee levels were set following the Business Combination. Fees are reviewed, but not necessarily increased, annually, with increases normally effective from 1 January each year. A summary of fees applicable for 2017 (which remain at the same level as 2016) is shown below:

2017 fee
Non‑Executive Director base fee	£70,000 ($86,667)
Senior Independent Director (no current Senior Independent Director)	£35,000 ($43,334)
Member of Audit Committee	£17,500 ($21,667)
Member of Compensation Committee	£15,500 ($19,191)
Member of Nominating and Corporate Governance Committee	£12,000 ($14,857)
Committee Chairman	Two times membership fee
Travel fee (per meeting)
Intercontinental travel	£3,500 ($4,333)
Continental travel	£1,500 ($1,857)

The travel fee (payable for each meeting attended) is to compensate the Non‑Executive Directors for their time spent in travelling to meetings.

Because of the additional time commitment required of the Non‑Executive Directors as a result of the Business Combination, the Non‑Executive Directors were paid an additional fee for 2016 equal to 50% of the fees payable as set out above (other than the base and travel fees). This additional amount is not payable for 2017.

Remuneration paid in respect of the year to 31 December 2016

Single Figure of Remuneration for the period — Audited

The table below shows the aggregate emoluments earned by the directors of the Company for the year ended 31 December 2016 and for the period from 23 December 2015 (date of the Business Combination) to 31 December 2015. Note that emoluments in the table have been converted to U.S. Dollars using the average exchange rate for the year 2016 of 1 Pound Sterling = 1.3507 U.S. Dollars.

in U.S.$	Salary & Fees(1)	Benefits(2)	Pension(3)	Annual Bonus(4)	Long‑Term Incentives(5)	Total
Executive
Alan Kestenbaum (2016)	995,000	122,407	3,975	748,738	—	1,870,120
Alan Kestenbaum (2015)	21,808	1,960	—	201,783	—	225,551
Javier López Madrid (2016)	749,639	308,108	149,928	738,886	—	1,946,562
Javier López Madrid (2015)	—	—	—	—	—	—
Non‑Executive
Donald G. Barger, Jr. (2016)	174,580	18,910	—	—	—	193,490
Donald G. Barger, Jr (2015)	—	—	—	—	—	—
Bruce L. Crockett (2016)	130,006	23,637	—	—	—	153,643
Bruce L. Crockett (2015)	—	—	—	—	—	—

in U.S.$	Salary & Fees(1)	Benefits(2)	Pension(3)	Annual Bonus(4)	Long‑Term Incentives(5)	Total
Stuart E. Eizenstat (2016)	118,862	14,182	—	—	—	133,044
Stuart E. Eizenstat (2015)	—	—	—	—	—	—
Tomás García Madrid (2016)	118,862	8,104	—	—	—	126,966
Tomás García Madrid (2015)	—	—	—	—	—	—
Greger Hamilton (2016)	196,866	—	—	—	—	196,866
Greger Hamilton (2015)	—	—	—	—	—	—
Javier Monzón (2016)	192,814	10,130	—	—	—	202,944
Javier Monzón (2015)	—	—	—	—	—	—
Juan Villar‑Mir de Fuentes (2016)	94,549	8,104	—	—	—	102,653
Juan Villar‑Mir de Fuentes (2015)	—	—	—	—	—	—

(1)	Salary & Fees for 2015 is the pro‑rated amount payable for the full year.

(2)
For Mr López Madrid benefits includes an expatriate allowance of 40% of salary (£222,000 ($285,292) in 2016), and medical insurance and life assurance coverages. For Mr Kestenbaum benefits include automobile lease expenses, parking fees, housing expenses, certain relocation expenses, and advisory service fees. For 2015, this is a pro‑rated amount of the full year value of benefits. For the Non‑Executive Directors benefits comprise travel allowances.

(3)
For 2016 the pension for Mr López Madrid is 20% of base salary payable as a cash supplement. The 401(k) pension cap for Mr Kestenbaum had been reached before 23 December 2015 and no pension is payable for the period 23 December 2015 to 31 December 2015.

(4)
Details of the 2016 annual bonus amounts are set out below. The annual bonus for Mr Kestenbaum covering the period 23 December 2015 to 31 December 2015 is part of the Pre‑Closing Bonus as described on page 34.

(5)
There were no long‑term incentives with performance periods ending in the year to 31 December 2016 or during the period 23 December 2015 to 31 December 2015 and no awards granted with time‑based vesting only.

Annual bonus for the period 23 to 31 December 2015 — Audited

As indicated on page 26 of the 2015 annual report, prior to the Business Combination, Mr Kestenbaum was granted an annual performance‑based bonus award by Globe in respect of its financial year ending 30 June 2016 (the “Globe Bonus”), which, pursuant to the provisions of the Policy, the Company was required to honour. Under the terms of the award agreement, the Globe Bonus consisted of two portions, (i) the “Pre‑Closing Bonus” portion with respect to 1 July 2015 to 30 November 2015 (being the end of the last full month prior to the Business Combination), and (ii) the “Post‑Closing Bonus” portion with respect to 1 December 2015 to 30 June 2016.

Prior to the Business Combination, Globe’s compensation committee estimated the level of Pre‑Closing Bonus and paid the bonus out in accordance with that estimate. When calculating the balancing payment in April 2016, the Committee discovered that, prior to the Business Combination, the terms of the Globe Bonus had been amended so that the Pre‑Closing Bonus related to the 6‑month period from 1 July 2015 to 31 December 2015 (instead of the five‑month period to 30 November 2015), and the result for that period should be based on 50% of the full‑year results for the period from 1 January 2015 to 31 December 2015 (the “Amended Globe Bonus”).

Therefore, on such basis, the Committee has determined that the level of the Pre‑Closing Bonus is $4,641,000 and that the resulting cash element exceeds the 90% of the estimated level of the Pre‑Closing Bonus that was previously paid by $236,000. This “true‑up” amount was paid to Mr Kestenbaum on 14 November 2016. A pro‑rated amount of the Pre‑Closing Bonus (as determined under the terms of the Amended Globe Bonus) for the period 23 December 2015 to 31 December 2015 has been included in the remuneration table above.

The Post‑Closing Bonus (for the period from 1 January 2016 to 30 June 2016) plus the bonus arrangements corresponding to him for the period commencing on 1 July 2016 to 31 December 2016 were replaced by the annual bonus for the Company’s full financial year from 1 January 2016 to 31 December 2016, as described below on page 35.

Annual bonus for the financial year to 31 December 2016 for Mr López Madrid — Audited

The target annual bonus opportunity for the Executive Vice‑Chairman (now Executive Chairman) was 215% of salary, with a maximum opportunity of two times target. Details of payout against the performance targets set is included in the table below:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (200% of target paid)	Actual Performance	Bonus outcome (maximum 200% of target)
Adjusted EBITDA	23.3%	$110 million	$160 million	$220 million	$72.9 million	0.0%
EBITDA margin	23.3%	6%	9%	13%	4.5%	0.0%
Free Cash Flow	23.3%	$50 million	$110 million	$170 million	$72.7 million	8.84%
Synergies	20.0%	$30 million	$60 million	$80 million	$72.1 million	32.0%
Integration Process	10.0%	Assessment by the Board			50%	5.0%
Total	100%					45.84%

This resulted in a bonus outcome of 98.6% of salary for the Executive Vice‑Chairman (now Executive Chairman). As the bonus earned was not in excess of 100% of the target (215% of salary), none of it will be deferred for three years into shares in the Company.

Annual bonus for the financial year to 31 December 2016 for Mr Kestenbaum — Audited

As explained on page 26 of the Company’s 2015 annual report, the Committee considered appropriate bonus arrangements for Mr Kestenbaum for the period commencing on 1 July 2016 to 31 December 2016 as well as any modifications to the Post‑Closing Bonus, and concluded that, in lieu of the Post‑Closing Bonus, which would have covered the period from 23 December 2015 to 30 June 2016, Mr Kestenbaum would be eligible for an annual bonus arrangement under the Policy for the period commencing on 1 January 2016 to 31 December 2016. For 2016, the Committee approved an annual bonus arrangement under which Mr Kestenbaum was entitled to an annual bonus with a target level of 215% of his base salary, based on achievement of corporate financial measures (weighted at 70%) and integration of the business (weighted at 30%) in similar terms to the Executive Vice‑Chairman. Based on the best estimate at the time of Mr Kestenbaum’s departure of the Company’s financial results for 2016 and assessment of the integration process, the Committee has determined achievement of 35% of target level of performance for 2016, giving rise to a bonus payment of US$748,738.

Long‑term incentive awards for the financial year ended 31 December 2016 — Audited

There were no long‑term incentives with performance periods ending in the year to 31 December 2016 or awards granted in the year with time‑based vesting only.

Long‑term incentive awards granted in financial year 2016

While the Company engaged in discussions with Mr Kestenbaum over the course of 2016 with hopes to reach an agreement that would result in him entering into arrangements that would have been substantially on the terms of the Policy applicable to Executive Directors, no such agreement was reached. As a result, the Company did not grant any long‑term incentive award to Mr Kestenbaum in financial year 2016.

On 24 November 2016, Mr López Madrid was granted a long‑term incentive award as follows:

	Type of award	Basis of award (at target)	Share price at date of grant(3)	Number of shares at target	Face value of shares at target(4)	Face value of shares at maximum(5)	Vesting at threshold	Performance period
Javier López Madrid	Nil‑cost option(2)	115% of salary of $749,639	$11.57	68,541	$793,025	$1,586,050	40%	Three years to 31 December 2018

Notes:

(1)	Details of the performance conditions are set out below.

(2)
No price is normally payable on the exercise of the nil‑cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.

(3)	This figure represents the average closing share price for the five days prior to the date of grant.

(4)	The value shown in this column has been calculated by multiplying the number of shares that would vest at target by the average closing share price for the five days prior to the date of grant.

(5)
The value shown in this column has been calculated by multiplying the number of shares that would vest at maximum (being 200% of target) by the average closing share price for the five days prior to the date of grant.

Vesting of 60% of the award will be determined by Ferroglobe’s TSR. Performance will be measured over three years commencing 1 January 2016 with vesting as set out below. 50% of the TSR part of the award will be determined by Ferroglobe’s TSR relative to the following bespoke group of peer companies:

Commercial Metals Company	Boliden
Allegheny Technologies	Morgan Advanced Material
Materion Corporation	Minerals Technologies
Steel Dynamics	Kaiser Aluminium
Antofagasta	Vallourec
Carpenter Technologies	Worthington Industries
Schnitzer Steel Industries	Salzgitter
Eramet	Vedanta Resources
Stillwater Mining Company	Norsk Hydro
Dow Chemical Company	AMG Advanced Metallurgical Group

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

The other 50% of the TSR part of the award will be determined by Ferroglobe’s TSR relative to the S&P Global 1200 Metals and Mining Index.

TSR Performance	Vesting scale
Less than Index TSR	No vesting of awards
Equal to Index TSR	Proportionate vesting of between target (100%) and 150% of target
Equal to Index TSR + 15 percentage points	Proportionate vesting of between 150% and 200% of target
Equal to Index TSR + 25 percentage points	200% of target

In the 2015 annual report, the Committee expected that the vesting of the remaining 40% of the award would be dependent upon “quality of performance assessments” measured at the end of the performance period. Before granting 2016 awards, the Committee again considered the operation of this assessment and decided to measure Ferroglobe’s performance against certain peers with predetermined targets to be achieved creating a range between threshold, target and stretch that will determine the proportion of the award that will vest between 50% and 200% of the target amount, rather than a one‑off measurement at the end of the period. The Committee believes this is a more robust approach to assessing performance and in line with best practice. The measures relate to the Company’s ROIC over the three‑year period compared to the bespoke comparator group of the Company’s peers using a quarterly average for the calculation of Invested Capital and the Company’s NOPAT growth compared to the same bespoke comparator group of the Company’s peers set out above. Performance will be measured over three years with vesting as set out below.

ROIC over the performance period	Vesting scale
Below the 25th percentile	0%
25th percentile	50%
Median (50th percentile)	100%
75th percentile and above	200%

NOPAT growth over the performance period	Vesting scale
Below the 25th percentile	0%
25th percentile	50%
Median (50th percentile)	100%
75th percentile and above	200%

No portion of the ROIC component shall vest unless the Company’s ROIC over the performance period is at least equal to the 25th percentile of the average ROIC for the members of the comparator group over the performance period. No portion of the NOPAT component shall vest unless the ratio between the Company’s NOPAT for the 12‑month period ending 31 December 2018 against the Company’s NOPAT (annualized) for the 6‑month period ending 30 June 2016 is at least equal to the 25th percentile of the NOPAT growth ratio for the members of the comparator group over the same period. There is straight line vesting between each vesting point (25th percentile, median and 75th percentile).

Directors’ shareholding and share interests — Audited

The table below sets out the number of shares held or potentially held by directors (including their connected persons, where relevant) as at 31 December 2016.

Director	Beneficially owned shares	Number of awards held under long‑term incentive plans not conditional on performance(1)	Number of awards held under long‑term incentive plans conditional on performance(2)		Target shareholding guideline (as a % of salary/gross fees)		Percentage of salary held in shares as at 31 December 2016(5)
Executive Directors
Alan Kestenbaum (resigned on 31 December 2016)	6,502,363	—	—		n/a	(3)	n/a
Javier López Madrid	20,000	—	68,541	(4)	200%		29%
Non‑executive Directors
Donald G. Barger, Jr.	13,636	8,334	—		—		—
Bruce L. Crockett	—	16,666	—		—		—
Stuart E. Eizenstat	5,589	8,333	—		—		—
Tomás García Madrid	—	—	—		—		—
Greger Hamilton	—	—	—		—		—
Javier Monzón	19,400	—	—		—		—
Juan Villar‑Mir de Fuentes	—	—	—		—		—

Notes:

(1)	Mr Kestenbaum’s awards vested on 31 December 2016 in connection with his departure from the Company.

(2)	Details of the award are set out in the table on page 35.

(3)	Mr Kestenbaum resigned on 31 December 2016 and therefore the guideline does not apply.

(4)	This is the target number of shares that could vest. The maximum number of shares that could vest is 137,082.

(5)	Using the share price at 31 December 2016.

The following incentive awards are held by the Directors listed below and which the Company is authorised to honour following shareholder approval of the Policy.

Participant	Type	Grant Date	Outstanding	Exercisable as of 12/31/2016	Future Vesting*	Final Vest Date*
Barger	NQ	Various	34,513	26,179	8,334	06/03/2017
Barger	RSU/C	Various	23,741	22,627	1,114	31/12/2017
Barger	SAR	Various	15,087	15,087	0	NA
Crockett	NQ	Various	26,226	9,560	16,666	27/02/2018
Crockett	RSU/C	Various	2,527	2,110	417	12/31/2017
Crockett	SAR	Various	2,303	2,303	0	NA

Participant	Type	Grant Date	Outstanding	Exercisable as of 12/31/2016	Future Vesting*	Final Vest Date*
Eizenstat	NQ	Various	34,513	26,180	8,333	19/03/2017
Eizenstat	SAR	Various	15,087	15,087	0	NA
Kestenbaum	RSU	01/27/2011	108,578	108,578	0	NA
Kestenbaum	RSU/C	01/01/2014	22,543	22,543	0	NA
Kestenbaum	RSU/C	04/24/2014	20,049	20,049	0	NA
Kestenbaum	RSU/C	01/01/2015	78,239	78,239	0	NA
Kestenbaum	RSU/C	03/15/2015	16,155	16,155	0	NA
Kestenbaum	RSU/C	09/18/2015	127,856	127,856	0	NA
Kestenbaum	RSU/C	12/22/2015	97,339	97,339	0	NA
Kestenbaum	SAR	08/20/2013	424,006	424,006	0	NA
Kestenbaum	SAR	03/20/2014	123,911	123,911	0	NA
Kestenbaum	SAR	12/11/2015	340,000	340,000	0	NA

*	In accordance with the information contained on page 40, all of Mr Kestenbaum’s awards vested on 31 December 2016 in connection with his departure from the Company.

Total pension entitlements — Audited

Details of the value of pension contributions are provided in the “Pensions” column of the “Single Figure of Remuneration” table on page 33. Pension contributions are by way of a cash allowance or contribution to a 401(k) plan. There are therefore no specified retirement ages to disclose or consequences of early retirement.

Payments to past directors

None

Payments for loss of office

1.
Mr Kestenbaum ceased employment with the Company on 31 December 2016 and resigned from the Board as Executive Director with effect on the same day. Mr Kestenbaum was employed under an Employment Agreement dated 27 January 2011, as amended on 22 February 2015, as set out in detail on page 22. The Employment Agreement expired on 31 December 2016 and, in accordance with its terms, Mr Kestenbaum’s employment was treated as terminated without cause.

2.
For 2016, the Committee had previously approved an annual bonus arrangement under which Mr Kestenbaum was entitled to an annual bonus with a target level of 215% of his base salary. The Committee has determined achievement of 35% of target level of performance for 2016, giving rise to a bonus payment of US$748,738, as explained on page 13 above.

3.	Mr Kestenbaum was entitled to the following payments and benefits, and the lump sum severance payment summarised in paragraph 4, in accordance with provisions of the Employment Agreement:

(a)
Accrued obligations: Mr Kestenbaum was entitled to US$1,443,763 (reflecting the value of cash‑settled restricted stock units vested prior to 31 December 2016 but unpaid), plus US$2,602,104 (reflecting the value of cash‑settled restricted stock units vesting or subject to accelerated vesting on 31 December 2016 (based on the closing price of the Company’s shares on 27 December 2016 of US$11.45). Details of such cash‑settled restricted stock units are set out on page 39.

(b)	Annual bonus: It was affirmed that Mr Kestenbaum was entitled to a payment of US$748,738 as a 2016 annual bonus, based on the Committee’s determination as described in paragraph 2 above.

(c)
Full vesting of Long‑Term Award: On 27 January 2011, Mr Kestenbaum was awarded 108,578 restricted shares in the Company scheduled to vest on 27 January 2021 (the “Long‑Term Award”). In accordance with the Employment Agreement, on 31 December 2016, the Long‑Term Award vested fully, representing a value of US$1,243,218 based on the closing price of the Company’s shares on 27 December 2016 of US$11.45. Details of the Long‑Term Award are set out on page 22.

(d)	Dividends: Mr Kestenbaum is entitled to a cash payment of US$166,124 representing dividend equivalents on the Long‑Term Award accrued between 27 January 2011 and 31 December 2016.

(e)
Outstanding Equity Awards: In accordance with the Employment Agreement, Mr Kestenbaum’s outstanding equity awards (in addition to the cash‑settled restricted stock units described in paragraph (a) and the Long‑Term Award described in (c) above) vested in full on 31 December 2016. Details of these awards are set out on page 22. The stock option granted in August 2011, expired in August 2016.

4.
As explained in the Policy, on termination of Mr Kestenbaum’s employment without cause before 23 December 2017 (which includes the expiry of the Employment Agreement on 31 December 2016), Mr Kestenbaum would be entitled, under the Employment Agreement, to a lump sum severance payment of (i) an amount equal to $1 less than three times his Average Annual Compensation, as defined in the Employment Agreement (in summary, the sum of his average base pay and his average incentive awards granted or vested for the past five years ending on the termination date of 31 December 2016), plus (ii) the grossed‑up cost of two years’ COBRA coverage for Mr Kestenbaum and his dependants under the Company’s health plans. The total value of this lump sum severance payment is US$21,198,656, which is made up of the following elements:

Amount
Three times average annual base pay for the five years prior to 31 December 2016	US$2,985,000
Three times average annual value of incentive awards* granted or vested for the five years ending 31 December 2016	US$18,095,410
Subtotal (minus US$1)	US$21,080,409
Grossed‑up cost of two years’ COBRA coverage for Mr Kestenbaum and his dependants	US$118,247
Total lump sum severance	US$21,198,656

____________________
*	The value of Mr Kestenbaum’s incentive awards for this purpose (which includes the aggregate of both annual bonus and equity awards) for the relevant five‑year period ranged from US$2,158,080 in 2016 (which includes the accelerated vesting of the Long‑Term Award described in paragraph 3(c) above) to US$9,882,359 in 2015.

5.
In order to avoid arbitration proceedings with Mr Kestenbaum in relation to potential claims, including claims arising from the interpretation of the provisions of the Employment Agreement relating to the calculation of the Average Annual Compensation for the purpose of the lump sum severance payment, the Company agreed to pay US$725,497 in exchange for a release of such claims.

6.
Payment of the sums and provision of the benefits described above (other than accrued obligations and the annual bonus) were conditioned upon Mr Kestenbaum’s execution and non‑revocation of a release of claims in favour of the Company.

7.
In order for the Company to have flexibility on timing of the payment of the lump sum severance payment amount described in paragraph 4, it was agreed that the Company would be entitled to make all or part of this payment on a deferred basis (but no later than 30 June 2017). If it does so, the Company agreed to pay simple interest at a 5% annual rate. As the Company did defer part of this payment, a sum of $23,231 was paid by way of interest.

8.	All sums payable to Mr Kestenbaum will be subject to all deductions in respect of taxation and social security that the Company is required by law to make.

9.
If payments set out above would be subject to the excise tax under Section 4999 of the Code, the payments may be reduced so that the value will not exceed the safe harbour amount specified in Section 280G(b)(3) of the Code, if it is determined that Mr Kestenbaum would receive a greater net after tax amount if the aggregate payments were so reduced. It is not anticipated that such reduction would be made.

10.	Mr Kestenbaum reaffirmed that the post‑termination restrictive covenants in his Employment Agreement will remain in full force and effect.

11.
The payments set out above are consistent with the Policy, which specifically adopts the Employment Agreement. In accordance with its powers under the Policy, the Committee approved minor amendments to the Policy to aid the implementation of the Policy by authorising the Committee (a) to make the payments described in paragraph 5 and 7, and (b) the use of the 27 December 2016 share price (rather than that on 30 December 2016, the 31 December 2016 date referred to in the Employment Agreement being a non‑trading day) for calculating the termination payments.

Performance graph and Mr Kestenbaum remuneration table

The graph below illustrates the Company’s TSR performance relative to the constituents of the S&P 1200 Metals & Mining index from the start of the first day of listing of Ferroglobe’s shares on 24 December 2015 to 31 December 2016. The graph shows performance of a hypothetical $100 invested and its performance over that period. The index has been chosen for this table as the most appropriate comparator for the Company in this period as the Company is a constituent of this index and uses the constituents of this index for one of the TSR comparator groups for the long‑term incentive awards.

	2015	2016
Mr Kestenbaum’s total remuneration	$225,551	$1,870,120
Annual bonus (% of maximum)	N/A	17.5%
Share award vesting (% of maximum)	N/A	N/A

Notes:

In respect of 2015, remuneration is shown for the period 23 December 2015 to 31 December 2015 only.

There was no long‑term incentive vesting (or with a performance period ending) in the period 23 December 2015 to 31 December 2015.

The period 23 December 2015 to 31 December 2015 is part of the Pre‑Closing Bonus as described on page 34. Under the legacy arrangements, a cap applied in respect of bonuses across 2015 and 2016 performance periods. Therefore, it is not possible to state a percentage of the maximum in respect of 2015.

The bonus in respect of 2016 reflects the percentage of maximum award. As stated elsewhere in this report, the bonus as a percentage of target was 35%.

The share award vesting percentage reflects the awards vesting in the ordinary course in the period 1 January 2016 to 31 December 2016, and not the awards vesting by reason of the termination of Mr Kestenbaum’s appointment.

Percentage increase in the remuneration of the Executive Chairman

Remuneration data for 2015 covers only the period 23 December 2015 to 31 December 2015. It is therefore not appropriate to set out the percentage change in remuneration between 2015 and 2016 as it would not compare remuneration for equal periods. Full disclosure in the percentage change in remuneration of the Executive Chairman and of the employees between 2016 and 2017 will be included in the 2017 directors’ remuneration report.

Relative importance of the spend on pay

The following table shows the Company’s actual spend on pay for all employees compared to distributions to shareholders in the financial year. Note the figures shown below are for the combined business of Globe and FerroAtlántica for a full financial year for 2016 and only nine days for 2015.

	23 December 2015 to 31 December 2015	1 January 2016 to 31 December 2016
Employee costs	US$6,584,688	US$293,032,000
Average number of employees	4,151	4,085
Distributions to shareholders	—	US$54,988,000

External directorships during financial year 2016

Mr Kestenbaum

•	Principal, board member and investor of Bedrock Industries LP.

Mr Kestenbaum’s contract provided that he spend at least 70% of his working week as the Executive Chairman of Ferroglobe.

Mr López Madrid

•	Managing Director of Grupo VM.

•	Non‑Executive Chairman and investor of Siacapital and Tressis.

The Board was satisfied that under these arrangements the Executive Chairman and Executive Vice‑Chairman both had the necessary time to carry out their duties effectively during 2016.

Under the Policy, Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Membership of the Committee

The Committee comprises Javier Monzón as chairman and members Donald G. Barger, Jr., and Greger Hamilton.

The Executive Chairman and other members of the management team as well as the other Non‑Executive Directors may be invited to attend meetings to assist the Committee in its deliberations, as appropriate. No executive, however, may be present during any decision making in relation to their own remuneration.

External advisors

Aon provides independent advice to the Committee and was appointed by the Committee in early 2016. The Committee seeks advice relating to executive remuneration and non‑executive director remuneration and the wider senior management population from Aon. Aon also provided advice to management, to enable their support of the Committee, primarily in relation to remuneration reporting and the operation of incentive plans, but does not provide any other services to the Company except for insurance broking services.

The Committee is satisfied that the advice received from Aon in relation to executive remuneration matters is objective and independent. Aon is a member of the U.K. Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. The fees paid to Aon for advice provided directly to the Committee in 2016 were £142,544 ($183,183) (excluding VAT).

Statement of shareholder voting

The following table shows the results of:

•	the binding vote on the Policy commencing from the 29 June 2016 Annual General Meeting; and

•	the advisory vote on the 2015 Remuneration Report at the 29 June 2016 Annual General Meeting.

	For	% of votes cast	Against	% of votes cast	Withheld
Directors’ Remuneration Policy	146,616,626	92.09	12,580,971	7.90	9,119
Remuneration Report	153,070,500	96.14	6,126,951	3.85	9,265

Approval

This Directors’ Remuneration Report, including both the Policy and Annual Report on Remuneration has been approved by the Board.

Signed on behalf of the Board.

Javier Monzón

Chairman of the Compensation Committee

30 May 2017

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF FERROGLOBE PLC

We have audited the financial statements of Ferroglobe PLC for the year ended 31 December 2016 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Cash Flow Statement, the Company Balance Sheet, the Company Statement of Changes in Equity and the related notes 1 to 39 to the Consolidated financial statements and notes 1 to 7 to the Company financial statements. The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (‘IASB’). The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable law and United Kingdom accounting standards (United Kingdom Generally Accepted Accounting Practice), including FRS 101 “Reduced Disclosure Framework”.

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the Parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non‑financial information in the annual report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:

•	the financial statements give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2016 and of the Group’s loss for the year then ended;

•	the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

•	the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act; and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in Note 3 to the Group financial statements, the Group in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the group financial statements comply with IFRSs as issued by the IASB.

Opinion on other matters prescribed by the Companies Act

In our opinion, based on the work undertaken in the course of the audit:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act;

•	the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•	the Strategic Report and the Directors’ Report have been prepared in accordance with the Companies Act.

In the light of the knowledge and understanding of the Company and its environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report and the Directors’ Report.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the Parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Makhan Chahal (Senior statutory auditor)
for and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
1 June 2017

Financial Statements Contents

Ferroglobe PLC
Consolidated income statement
For the year ended 31 December 2016

	Note	Year ended 31 December 2016 US$’000	Year ended 31 December 2015 US$’000
Sales	5	1,555,657	1,289,886
Cost of sales		(1,043,000)	(817,875)
Other operating income		25,712	15,500
Staff costs	8	(293,032)	(202,585)
Other operating expense		(234,326)	(190,034)
Depreciation and amortization charges, operating allowances and write‑downs	9	(121,346)	(62,201)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non‑current assets and other loss		(110,335)	32,691
Impairment losses	10	(267,449)	(52,042)
Other gains and losses	11	2,191	(3,467)
Operating (loss) profit		(375,593)	(22,818)
Finance income	12	1,534	1,095
Finance costs	12	(24,585)	(23,738)
Exchange differences		(3,513)	35,904
(Loss) profit before taxes		(402,157)	(9,557)
Income tax	13	46,609	(48,719)
(Loss) profit from continuing operations		(355,548)	(58,276)
(Loss) Profit for discontinued operations	14	(3,065)	(196)
(Loss) profit for the year from continuing operations		(358,613)	(58,472)
Discontinued operations
Loss attributable to non‑controlling interests	32	20,186	15,204
Loss for the year		(338,427)	(43,268)
(Loss) profit attributable to the parent company		(338,427)	(43,268)

		2016	2015
Earnings per share
From continued and discontinued operations
(Loss) profit attributable to the Parent company		(338,427)	(43,268)
Average number of shares outstanding		171,838,153	99,699,262
Basic (loss) earnings per share	16	(1.97)	(0.43)
Effect of dilutive securities		—	—
Diluted (loss) earnings per share	16	(1.97)	(0.43)
From continued operations
(Loss) profit attributable to the Parent company		(335,362)	(43,072)
Average number of shares outstanding		171,838,153	99,699,262
Basic (loss) earnings per share	16	(1.95)	(0.43)
Effect of dilutive securities		—	—
Diluted (loss) earnings per share	16	(1.95)	(0.43)
From discontinued operations
(Loss) profit attributable to the Parent company		(3,065)	(196)
Average number of shares outstanding		171,838,153	99,699,262
Basic (loss) earnings per share	16	(0.02)	—
Effect of dilutive securities		—	—
Diluted (loss) earnings per share	16	(0.02)	—

Notes 1 to 39 are an integral part of the consolidated financial statements.

Ferroglobe PLC
Consolidated statement of comprehensive income
For the year ended 31 December 2016

	2016 US$’000	2015 US$’000
Loss for the year	(358,613)	(58,472)
Items that will not be reclassified subsequently to income or loss:
Remeasurement of defined benefit obligation	4,297	756
Total	4,297	756
Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	—	(990)
Translation differences	(319)	(18,435)
Tax effect	—	(189)
Total income and expense recognized directly in equity	(319)	(19,614)
Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	3,002	3,155
Tax effect	(751)	(884)
Total transfers to income or loss	2,251	2,271
Other comprehensive income/(loss) for the year, net of income tax	6,229	(16,587)
Total comprehensive (loss) income for the year	(352,384)	(75,059)
Attributable to the Parent	(332,198)	(59,855)
Attributable to non‑controlling interests	(20,186)	(15,204)

Notes 1 to 39 are an integral part of the consolidated financial statements.

Ferroglobe PLC
Consolidated balance sheet
As at 31 December 2016

	Note	2016 US$’000	2015 US$’000
ASSETS
Non‑current assets
Goodwill	17	230,210	426,851
Other intangible assets	18	62,839	71,619
Property, plant and equipment	19	781,606	971,573
Non‑current financial assets	20	5,823	9,672
Non‑current financial assets from related parties	39	9,845	—
Deferred tax assets	26	44,950	39,070
Non‑current receivables from related parties	39	2,108	—
Other non‑current assets	24	20,245	20,615
Total non‑current assets		1,157,626	1,539,400
Current assets
Inventories	23	316,702	425,372
Trade and other receivables	21	209,406	275,254
Current receivables from related parties	39	11,971	10,950
Current income tax assets		19,869	9,273
Current financial assets	20	4,049	4,112
Other current assets	24	9,810	10,134
Cash and cash equivalents		196,931	116,666
Assets classified as held for sale	14	92,937	—
Total current assets		861,675	851,761
Total assets		2,019,301	2,391,161
EQUITY AND LIABILITIES
Equity
Share capital		1,795	1,288,787
Reserves		1,332,428	143,170
Translation differences		(217,423)	(217,104)
Revaluation reserves		(11,887)	(18,435)
Result attributable to the Parent		(338,427)	(43,268)
Non‑controlling interests		125,556	141,823
Total equity	31	892,042	1,294,973
Non‑current liabilities
Deferred income		3,949	4,389
Provisions	30	81,957	81,853
Borrowings	25	179,473	223,676
Obligations under finance leases	27	3,385	89,768
Grants and other financial liabilities	28	86,467	7,549
Other non‑current liabilities	29	5,737	4,517
Deferred tax liabilities	26	139,535	191,748
Total non‑current liabilities		500,503	603,500
Current liabilities
Provisions	30	19,627	9,010
Borrowings	25	241,818	182,554
Obligations under finance leases	27	1,852	13,429
Grants and other financial liabilities	28	1,592	—
Trade and other payables	29	254,185	287,695
Liabilities associated with assets classified as held for sale	14	107,682	—
Total current liabilities		626,756	492,688
Total equity and liabilities		2,019,301	2,391,161

Notes 1 to 39 are an integral part of the consolidated financial statements

The financial statements were approved by the board of directors and authorised for issue on 30 May 2017. They were signed on its behalf by:

Director
Greger Hamilton

Ferroglobe PLC
Consolidated statement of changes in equity
For the year ended 31 December 2016

	Shares	Share capital US$’000	Reserves US$’000	Translation differences US$’000	Valuation adjustments US$’000	Result for the year US$’000	Interim dividend US$’000	Non controlling interests US$’000	Total US$’000
Balance at December 31, 2014	200	285,760	393,356	(152,530)	(20,283)	38,437	(55,041)	17,978	507,677
Comprehensive (loss) income for 2015	—	—	—	(18,435)	1,848	(43,268)	—	(15,204)	(75,059)
Business combination	171,638	553,200	244,838		—	—	—	144,533	942,571
FerroAtlantica share exchange	—	449,827	(449,827)	—	—	—	—	—	—
Share issuance costs	—	—	(9,414)	—	—	—	—	—	(9,414)
Dividends paid (Note 15)	—	—	(76,520)	—	—	—	55,041	—	(21,479)
Distribution of 2014 profit	—	—	38,437	—	—	(38,437)	—	—	—
Other changes	—	—	2,300	(46,139)	—	—	—	(5,484)	(49,323)
Balance at 31 December 2015	171,838	1,288,787	143,170	(217,104)	(18,435)	(43,268)	—	141,823	1,294,973
Comprehensive income (loss) for 2016	—	—	—	(319)	6,548	(338,427)	—	(20,186)	(352,384)
Share decrease (net effect)	—	(1,287,068)	1,287,068	—	—	—	—	—	—
Share issuance costs	—	—	(275)	—	—	—	—	—	(275)
Dividends paid (note 15)	—	—	(54,988)	—	—	—	—	—	(54,988)
Distribution of 2015 loss	—	—	(43,268)	—	—	43,268	—	—	—
Other changes	—	76	721	—	—	—	—	3,919	4,716
Balance at 31 December 2016	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	—	125,556	892,042

Note 1 to 39 are an integral part of the consolidated financial statement.

Ferroglobe PLC
Consolidated cash flow statement
For the year ended 31 December 2016

	2016 US$’000	2015 US$’000
CASH FLOWS FROM OPERATING ACTIVITIES:	121,169	145,449
Net (loss)	(358,613)	(58,472)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:	377,108	163,597
Income tax benefit/(expense)	(46,695)	49,942
Depreciation and amortization charges, operating allowances and write‑downs	125,677	67,050
Finance income	(1,554)	(1,096)
Finance costs	30,269	30,405
Exchange differences	3,513	(35,904)
Impairment losses	268,089	52,042
Net (loss)/gain due to changes in the value of assets	(1,891)	912
(Loss)/gain on disposals of non‑current and financial assets	(340)	2,214
Other adjustments	40	(1,968)
Net increase in operating working capital:	193,076	132,886
Decrease (increase) in inventories	108,207	89,199
Decrease in trade receivables	56,297	60,715
(Decrease) increase in trade payables	28,572	(17,028)
Other amounts (paid) received due to operating activities	(50,001)	(20,189)
Income tax paid	(10,933)	(41,968)
Interest paid	(29,468)	(30,405)
CASH FLOWS FROM INVESTING ACTIVITIES:	(84,281)	17,966
Payments due to investments:	(85,945)	(73,060)
Other intangible assets	(4,914)	(4,539)
Property, plant and equipment	(71,119)	(68,521)
Non‑current financial assets	(9,807)	—
Current financial assets	(105)	—
Disposals:	110	15,267
Intangible assets	—	8,140
Property, plant and equipment	—	5,446
Non‑current financial assets	11	1,465
Current financial assets	99	216
Interest received	1,554	1,096
Other amounts received (paid) due to investing activities	—	(3,046)
Net cash inflow on acquisition of subsidiaries	—	77,709
CASH FLOWS FROM FINANCING ACTIVITIES:	49,917	(87,593)
Dividends paid	(54,988)	(21,479)
Payment for share issue and registration cost	—	(9,414)
Increase/(decrease) in bank borrowings:	43,147	(55,390)
Borrowings	124,384	84,229
Payments	(81,237)	(139,619)
Other amounts paid due to financing activities	61,758	(1,310)
TOTAL NET CASH FLOWS FOR THE YEAR	86,805	75,822
Beginning balance of cash and cash equivalents	116,666	48,651
Exchange differences on cash and cash equivalents in foreign currencies	(6,489)	(7,807)
Ending balance of cash and cash equivalents	196,982	116,666
Ending balance of cash and cash equivalents from continued operations	196,931	116,666
Ending balance of cash and cash equivalents from discontinued operations	51	—

Notes 1 to 39 are an integral part of the consolidated financial statements.

Ferroglobe PLC

Notes to the consolidated financial statements

For the year ended 31 December 2016

1.  General information

Ferroglobe plc (the Company) is a company incorporated in the United Kingdom under the Companies Act.

The Company is a public company limited by shares and is registered in England and Wales. The address of the Company’s registered office is shown on page 4.

The principal activities of the Company and its subsidiaries (the Group) and the nature of the Group’s operations are set out in note 6 and in the strategic report on pages 5 to 7.

The Parent’s functional currency is the Euro. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates. The reporting currency of the Company is U.S. Dollars and as such the accompanying results and financial position have been translated pursuant to the provisions indicated in IAS 21. All differences arising from the translation are recognized in equity under “Translation differences”.

Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statement when the gain or loss on disposal is recognized.

Foreign operations are included in accordance with the policies set out in note 3.

2.  Adoption of new and revised Standards

•	Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2016 under IFRS‑IASB, applied by the Company in the preparation of these consolidated financial statements:

•
IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities.

•	Annual Improvements to IFRSs 2012‑2014 cycles.

•	IAS 1 (Amendment) ‘Presentation of Financial Statements’ under the disclosure initiative.

•	IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements.

•	IAS 16 (Amendment) ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, regarding acceptable methods of amortization and depreciation.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation.

•	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants.

•	IFRS 14 ‘Regulatory Deferral Accounts’.

The applications of these amendments have not had any material impact on these consolidated financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2017:

•	IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS‑IASB, earlier applications is permitted.

•	IFRS 15 ‘Revenues from contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 under IFRS‑IASB, earlier application is permitted.

•	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS‑IASB, earlier application is permitted, but conditioned to the application of IFRS 15.

•	IFRS 2 (Amendment) ‘Share‑based Payment’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS‑IASB, earlier application is permitted.

•
IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealized Losses’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS‑IASB, earlier application is permitted.

•	IAS 7 (Amendment) ‘Disclosure Initiative’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS‑IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ‘Revenues from contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS‑IASB, earlier application is permitted.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share‑based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS‑IASB, earlier application is permitted.

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS‑IASB, earlier application is permitted.

•	IFRIC Interpretation 22 ‘Foreign Currency Transactions and Advance Consideration’, mandatory for annual periods beginning on or after January 1, 2018 under IFRS‑IASB, earlier application is permitted.

•	IAS 40 (Amendment) ‘Transfers of Investments Property’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS‑IASB, earlier application is permitted.

•
Amended IFRS 10 — “Consolidated financial statements” and Amended IAS 28 — “Investments in Associates and Joint Ventures”. These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

•	Annual improvements cycle to IFRSs 2014‑2016, beginning on or after January 1, 2017.

The Company does not anticipate any significant impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after December 31, 2016, although it is currently still in process of evaluating such application.

3.  Significant accounting policies

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by IASB.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share‑based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Company:

•	has the power over the investee;

•	is exposed, or has rights, to variable return from its involvement with the investee; and

•	has the ability to use its power to affects its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company losses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non‑controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non‑controlling interests even if this results in the non‑controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Non‑controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non‑controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non‑controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition‑by‑acquisition basis. Other non‑controlling interests are initially measured at fair value. Subsequent to the acquisition, the carrying amount of non‑controlling interests is the amount of those interests at initial recognition plus the non‑controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non‑controlling interests even if this results in the non‑controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non‑controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non‑controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Shareholders.

When the Group loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non‑controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement, when applicable, the costs on initial recognition of an investment in an associate or a joint venture.

Going concern

The Group meets its working capital needs through its cash reserves and banking facilities. Although the Group had a loss for the year of $338 million, the Group has net assets of $2,019 million. This includes cash of $197 million and further facilities available of $547 million as at 31 December 2016. As discussed in the “events after balance sheet date” note (note 38) the Group was refinanced and the existing debt structure at 31 December 2016 was replaced. The Group’s forecasts and projections take into account possible changes in trading performance and show that the Group should be able to operate within the current level of available facilities and cash flows from operations. As such, the directors have, at the time of approving the financial statements, a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements. Further detail are contained in the Strategic Report on pages 5 to 7.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition‑date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition‑related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

•
deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non‑current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non‑controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition‑date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition‑date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non‑controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes an asset or liability resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition‑date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value with the corresponding gain or loss being recognised in profit or loss.

When a business combination is achieved in stages, the Group’s previously‑held interests in the acquired entity is remeasured to its acquisition date fair value and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts acquired, adjusted at the date of first‑time consolidation, is allocated as follows:

1.            If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets (liabilities) of the Company amortization, accrual, etc.

2.            If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated statement of financial position provided that the fair value at the date of acquisition can be measured reliably.

3.            The remaining amount is recognized as goodwill, which is allocated to one or more specific cash‑generating units.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer for future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognized.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Other intangible assets

Other intangible assets are assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal or contractual right or of a legal transaction or were developed by the consolidated companies. Only intangible assets whose value can be measured reliably and from which the Company expects to obtain future economic benefits are recognized in the consolidated statement of financial position.

Intangible assets are recognized initially at acquisition or production cost. The aforementioned cost is amortized systematically over each asset’s useful life. At each reporting date, these assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses, if any. The Company reviews amortization periods and amortization methods for finite‑lived intangible assets at the end of each fiscal year.

The Company’s main intangible assets are as follows:

Development expenditures

Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight‑line basis over the useful lives of the assets, which are between four and ten years, depending on the project.

Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

Power supply agreements are amortized on a straight‑line basis over the term in which the agreement is effective. The group is currently amortizing a single power supply agreement over six years.

Rights of use

Rights of use related to mining concessions are amortized on a straight‑line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Computer software

Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight‑line basis over two to five years.

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

Other intangible assets include:

•	Supply agreements which are amortized in accordance with their estimated useful lives (see Note 18).

•	CO2 emissions allowances (“rights held emit greenhouse gasses”) which are not amortized, but rather are expensed when used.

Property, plant and equipment

Cost

Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start‑up of non‑current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2016 and 2015 no material borrowing costs were capitalized.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statement for the year in which they are incurred.

Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units‑of‑production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Depreciation

The Company depreciates property, plant and equipment using the straight‑line method at annual rates based on the following years of estimated useful life:

Years of estimated useful years
Properties for own use	25 ‑ 50
Plant and machinery	10 ‑ 20
Tools	12.5 ‑ 15
Furniture and fixtures	10 ‑ 15
Computer hardware	4 ‑ 8
Transport equipment	10 ‑ 15

Land included within property, plant and equipment is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.

Environment

The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non‑current assets.

Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash‑generating unit to which the asset belongs.

Recoverable amount is the higher of:

•	Fair value: the price that would be agreed upon by two independent parties, less estimated costs to sell, and

•
Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre‑tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash‑generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses” in the consolidated income statement.

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as “Other income” in the consolidated income statement.

The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

Financial instruments

Financial assets

The main financial assets held by the Company are assets representing collection rights as a result of investments or loans. These rights are classified as current or non‑current on the basis of whether they are due to be settled within less than or more than twelve months, respectively, or, if they do not have a specific maturity date (as in the case of marketable securities or investment fund units), whether or not the Company has the intention to dispose of them within less than or more than twelve months.

The Company classifies financial assets based on the purpose for which they were initially acquired and it reviews the classification at the end of each reporting period.

The financial assets held by the Company are classified as:

•	Loans and receivables:

Loans and receivables are non‑derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when cash, goods or services are provided directly to a debtor. They are measured at the principal amount plus the accrued interest receivable. They are classified as non‑current assets when they mature within more than twelve months after the end of the reporting period, and as current assets when they mature within less than twelve months from the end of the reporting period.

Loans and receivables originated by the Company are measured at the principal amount plus the accrued interest receivable, less any impairment losses, i.e. they are measured at their amortized cost.

The Company derecognizes a financial asset when the rights to the future cash flows from the financial asset expire or have been transferred and substantially all the risks and rewards of ownership of the financial asset have also been transferred, such as in the case of firm asset sales, factoring of trade receivables in which the Company does not retain any credit or interest rate risk, sales of financial assets under an agreement to repurchase them at fair value and the securitization of financial assets in which the transferor does not retain any subordinate debt, provide any kind of guarantee or assume any other kind of risk. However, the Company does not derecognize financial assets, and recognize a financial liability for an amount equal to the consideration received, in transfers of financial assets in which substantially all the risks and rewards of ownership are retained, such as in the case of note and bill discounting, recourse factoring and sales of financial assets in which the transferor retains a subordinated interest or any other kind of guarantee that absorbs substantially all the expected losses.

•	Other financial assets:
These deposits and guarantees are restricted until such time as the conditions of each agreement or tender expire. Deposits and guarantees expiring within twelve months are classified as current items and those expiring in more than twelve months are classified as non‑current items.

Financial liabilities

Amortized cost:

The main financial liabilities of the Company are held‑to‑maturity financial liabilities, which are measured at amortized cost. The financial liabilities held by the Company are classified as:

•	Bank and other loans:
Loans from banks and other lenders are recognized at the amount of proceeds received, net of transaction costs. They are subsequently measured at amortized cost. Borrowing costs are recognized in the consolidated income statement on an accrual basis using the effective interest method and are added to the carrying amount of the liability to the extent that they are not settled in the period in which they arise.

•	Trade and other payables:
Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.

Fair value:

The fair value of a financial instrument on a given date is determined to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organized market (“quoted price” or “market price”). If this market price cannot be determined objectively and reliably, fair value is estimated on the basis of the price established in recent transactions involving similar instruments or of the present value of all the future cash flows (collections or payments), applying as the discount rate the market interest rate for similar financial instruments (same term, currency, interest rate and equivalent risk rating).

Fair value measurements of assets and liabilities are classified according to the following hierarchy established in IFRS 13:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Financial derivatives

The Company has determined that the majority of the inputs used to calculate the fair value of derivative financial instruments are in Level 2 of the above hierarchy.

The Company used mid‑market prices as observable inputs from external sources of information recognized by the financial markets.

To determine the market value of interest rate derivatives (swaps or IRSs), the Company uses its own IRS pricing model using Euribor and Libor and long‑term swaps market curves as inputs. Forwards were valued using spot and forward prices at the end of the reporting period. The techniques used to measure derivatives are based on discounting projected cash flows with market‑related curves.

Inventories

Inventories comprise assets (goods) which:

•	Are held for sale in the ordinary course of business (finished goods); or

•	Are in the process of production for such sale (work in progress); or

•	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of acquisition or production cost and net realizable value. The cost of each inventory item is generally calculated as follows:

•	Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.

•
Work in progress and finished and semi‑finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

Obsolete, defective or slow‑moving inventories have been reduced to net realizable value.

Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

The amount of any write‑down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the year in which the write‑down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

The consumption of inventories is recognized as an expense in “Cost of sales” in the consolidated income statement in the period in which the revenue from their sale is recognized.

Biological assets

The Company recognizes biological assets when, and only when:

•	It controls the asset as a result of past events;

•	It is probable that future economic benefits associated with the asset will flow to the entity; and

•	The fair value or cost of the asset can be measured reliably.

Biological assets are measured at fair value less estimated costs to sell.

The fair value of forestry plantations is based on a combination of the fair value of the land and of the timber plantations with reference to current timber market prices.

The gains or losses arising on the initial recognition of a biological asset at fair value less costs to sell are included in the consolidated income statement for the period in which they arise.

Cash and cash equivalents

The Company classifies under “Cash and cash equivalents” any liquid financial assets, such as, for example, cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

Provisions and contingencies

When preparing the consolidated financial statements, the Parent’s directors made a distinction between:

•
Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount and/or timing of which are uncertain; and

•
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non‑occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 33).

Provisions are classified as current or non‑current based on the estimated period of time in which the obligations covered by them will have to be met. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

“Provisions” includes the provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; and provisions for medium‑ and long‑ term employee incentives and the long‑service bonus described in Note 30.

Provisions for litigation in progress

At the end of 2016 and 2015, certain court proceedings and claims were in process against the Company arising from the ordinary course of their business. The Company’s legal advisers and directors consider that the outcome of the court proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled.

Provisions for pensions and similar obligations

Certain subsidiaries have undertaken to supplement public retirement, disability and death benefits of those employees who fall into these categories and who have met certain conditions. The related obligations assumed are generally defined contribution plans.

Defined contribution plans

Certain employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

•	They are mixed plans covering the benefits for retirement, disability and death of the participants.

•	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized under Staff costs in the consolidated income statement.

Defined benefit plans

IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

•	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods.

•	Discounting those benefits in order to determine the present value of the obligation.

•	Determining the fair value of any plan assets.

•	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net sum of:

•	The present value of the obligations.

•	Plus (minus) any unrecognized actuarial gain (loss).

•	Minus any amount of past service cost not yet recognized.

•	Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions” in the consolidated statement of financial position, on the basis of their expected due payment dates. The plan assets are separate from the rest of the Company’s assets and are managed by third parties.

Environmental provisions

Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership, which usually has the option to purchase the assets at the end of the lease under the terms agreed upon when the lease was arranged. All other leases are classified as operating leases.

Finance leases

At the commencement of the lease term, the Company recognizes finance leases as assets and liabilities in the consolidated statement of financial position at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. To calculate the present value of the lease payments the interest rate stipulated in the finance lease is used.

The cost of assets acquired under finance leases is presented in the consolidated statement of financial position on the basis of the nature of the leased asset. The depreciation policy for these assets is consistent with that for Property, plant and equipment for own use.

Finance charges are recognized over the lease term on a time proportion basis.

Operating leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards relating to the leased asset remain with the lessor.

Lease income and expenses from operating leases are credited or charged to income on an accrual basis depending on whether the Company acts as the lessor or lessee.

Current assets and liabilities

In general, assets and liabilities are classified as current or non‑current based on the Company’s operating cycle. However, in view of the diverse nature of the activities carried on by the Company, in which the duration of the operating cycle differs from one activity to the next, in general, assets and liabilities expected to be settled or fall due within twelve months from the end of the reporting period are classified as current items and those which fall due or will be settled within more than twelve months are classified as non‑current items.

Income taxes

Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the income statement because it is determined in accordance with the rules established by the applicable taxation authorities which includes temporary differences, permanent differences, and available credits and incentives.

The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, carry‑forward of unused tax credits and losses, to the extent that it is probably that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized. The deferred tax assets and liabilities that have been recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

Income tax payable is the result of applying the applicable tax rate in force to each tax‑paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter‑company trades and tax treaties between various countries to prevent double taxation.

Income tax expense is recognized in the consolidated income statement, except to the extent that it arises from a transaction which is recognized directly to “consolidated equity”, in which case the tax is recognized directly to “consolidated equity.”

Foreign currency transactions

Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to Euros at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

Financial derivative transactions detail the Company’s accounting policies for these derivative financial instruments. Also, Note 37 to these consolidated financial statements details the financial risk policies of Ferroglobe.

The subsidiary in Venezuela, FerroAtlántica de Venezuela, S.A. (“FerroVen”), makes most of its procurement and sale transactions in US dollars, and a significant portion of the subsidiary’s cash flows and balances are denominated in US dollars. Therefore, and in accordance with that established in IAS 21, the Company considers that the financial statements that most reasonably reflect the subsidiary’s financial and equity position and the results of its operations in 2016 and 2015 are those expressed in its functional currency, the US dollar.

Revenue recognition

Revenue includes the fair value of the goods sold or services rendered, excluding any related taxes and deducting any discounts or returns as a reduction in the amount of the transaction. Income is recognized when all of the following conditions are met:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In relation to transactions in the electrometallurgy business, ownership is considered to be transferred at the time agreed upon with customers based on the Incoterm clauses applicable to the transaction.

Income from the energy business is recognized based on the power generated and put on the market at regulated prices; such income is recognized when the energy produced is transferred to the system.

Accordingly, interest income is recognized using the effective interest method. Dividend income is also recognized when the Shareholder’s rights to receive payment have been established.

Expense recognition

Expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

An expense is recognized in the consolidated income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statement when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non‑current assets and other gains and losses

The Company, historically, has been providing to its Shareholders and to third parties, mainly financial institutions that offer financial support to the Company, the amounts presented in the consolidated income statement under the subtotal ‘Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non‑current assets and other gains and losses’. Additionally, management of the Company, has been using this subtotal in their analysis of the performance of the Company. In accordance with IAS 1.85a, modified in December 2014, when an entity presents subtotals, those subtotals shall (i) be comprised of line items made up of amounts recognized and measured in accordance with IFRS, (ii) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable, (iii) be consistent from period to period and (iv) not be displayed with more prominence than the subtotals and totals required in IFRS for the statement presenting profit or loss. Consequently, the Company concluded that the presentation of this subtotal in the face of the consolidated income statement is essential for the understanding of the Company operations.

Financial derivative transactions

In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Company uses derivative financial instruments such as currency forwards and interest rate swaps.

The Company’s transactions with financial derivatives are in keeping with the risk management policy described in Note 37 to the accompanying consolidated financial statements.

Therefore:

•
the derivatives arranged are generally swaps, on the basis of which the Company and banks agree to exchange future interest or currency payments, or both simultaneously. In the case of an interest rate derivative, the usual commitment is to pay a fixed interest rate in exchange for receiving a floating interest rate (“interest rate swap”, IRS); and,

•	the usual obligation with respect to a foreign currency derivative was to pay or receive a certain amount of Euros in exchange for a certain amount of another currency.

The information relating to financial derivatives is presented in accordance with IFRS 7, and the accounting treatment is as follows:

Derivatives are recognized, both initially and subsequent to the end of the reporting period, at fair value (market value) under other financial assets or liabilities, as appropriate, in the consolidated statement of financial position.

Financial derivatives are measured using methods and techniques defined on the basis of observable market inputs and, for such purpose, management uses the assessments conducted by experts in this matter.

The recognition of changes in the fair value of a derivative gives rise to a change in equity. The change in equity is recognized directly through “Equity — Valuation adjustments” or indirectly through consolidated profit or loss. The criteria applied in each case are described below.

The fair value of a derivative changes over its term. Changes in fair value arise: as a result of the passage of time; as a result of changes in yield curves; and, in the case of foreign currency derivatives, also as a result of changes in exchange rates.

Only certain derivatives can be considered to qualify for hedge accounting.

The requirements that must be met for a derivative to be considered to qualify for hedge accounting are basically as follows:

a.
The underlying in relation to which the derivative is arranged to mitigate the economic effects that might arise therefrom as a result of fluctuations in exchange rates or in interest rates must initially be identified.

b.	When the derivative is arranged, the reason why it was arranged must be appropriately documented and the hedged risk must be identified.

c.
It must be demonstrated that the hedge is effective from the date of arrangement of the derivative to the date of its settlement, i.e. that it meets the objective initially defined. In order to assess this, the effectiveness of the hedge is tested, and certain levels of effectiveness must be obtained.

The Company verifies periodically over the term of the hedge (at least at the end of each reporting period), that the hedging relationship is effective, i.e. that it is prospectively foreseeable that the changes in the fair value or cash flows of the hedged item (attributable to the hedged risk) will be offset by significant changes in interest rates and that, retrospectively, the gain or loss on the hedge was within a range of 80‑125% of the gain or loss on the hedged item.

When the derivative does not qualify for hedge accounting, or the Company voluntarily decides not to apply hedge accounting, the changes in its fair value must be recognized in the consolidated income statement.

For derivatives that qualify for hedge accounting, under the relevant accounting standards, changes in fair value are recognized directly in equity or indirectly through consolidated profit or loss on the basis of the type of hedged risk concerned.

The portion of the gain or loss on the hedging instrument that has been determined to be an effective hedge is recognized temporarily in equity and is recognized in the consolidated income statement in the same period during which the transaction was performed (for example when interest is accrued on a loan) or when it is no longer probable that the future transaction will be carried out.

Since June 30, 2015, the main cash‑flow hedges have become ineffective and, consequently, subsequent changes in the hedge’s fair value have been recognized in the consolidated income statement.

Grants

Grants related to assets

Grants related to assets correspond primarily to non‑refundable grants that are measured at the amount granted or at the fair value of the assets delivered, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received. Income from these grants is recognized on a straight‑line basis over the useful life of the assets whose costs they are financing. The amount of the assets and of the grants received are presented separately as assets and liabilities, respectively, within the consolidated statement of financial position.

The amount of such grants was not material at December 31, 2016 and 2015.

Grants related to income

These are grants that become receivable by the Company as compensation for expenses or losses already incurred and are recognized as income for the period in which they become receivable. The amount of such grants was not material in 2016 and 2015.

Termination benefits

Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken. At December 31, 2016 and 2015, the liabilities related to termination benefits were not material.

CO2 emission allowances

CO2 emission allowances are measured at cost of acquisition. Allowances acquired free of charge under the National Allocation Plan pursuant to Law 1/2007 of March 9, 2007 in Spain are initially measured at market value at the date received. At the same time, a grant is recognized for the same amount under “deferred income”.

Emissions allowances are not amortized, but rather are expensed when used.

At year end, the Company assesses whether the carrying amount of the allowances exceeds their market value in order to determine whether there are indications of impairment. If there are indications, the Group determines whether these allowances will be used in the production process or earmarked for sale, in which case the necessary impairment losses would be recognized. Provisions are released when the factors leading to the valuation adjustment have ceased to exist.

A provision for liabilities and charges is recognized for expenses related to the emission of greenhouse gases. This provision is maintained until the company is required to settle the liability by surrendering the corresponding emission allowances. These expenses are accrued as greenhouse gases are emitted.

When an expense is recognized for allowances acquired free of charge, the corresponding “deferred income” is taken to operating income. The Company derecognizes allowances surrendered at their carrying amount and recognizes those received at their fair value when received. The difference between both values is recognized as “deferred income”.

Share‑based compensation

The Company recognizes share‑based compensation expense based on the estimated grant date fair value of share‑based awards using a Black‑Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight‑line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant‑date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

Assets and disposal groups classified as held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

Liabilities associated with non‑current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Assets and disposal groups classified as held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non‑current assets held for sale are not depreciated as long as they remain in this category.

Results from operations qualifying as discontinued operations are presented separately as a single caption in the consolidated income statements. Results from operations qualifying as discontinued operations as of the reporting date for the latest period presented, that had previously been presented as results from continuing operations, are presented as results from discontinued operations for all comparative periods.

Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified as follows:

1	Cash flows: inflows and outflows of cash and cash equivalents, which are short‑term, highly liquid investments that are subject to an insignificant risk of changes in value.

2	Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

3	Investing activities: the acquisition and disposal of long‑term assets and other investments not included in cash and cash equivalents.

4	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities.

4.  Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in note 3, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the group’s accounting policies

The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in financial statements.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash‑generating units to which goodwill has been allocated. Impairment testing for goodwill is done at a cash‑generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31st). The estimate of the recoverable value of the cash‑generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on business plans most recently approved by the Board of Directors. The carrying amount of goodwill at the balance sheet date was $230 million after an impairment loss of $195 million was recognised during 2016. Details of the impairment loss calculation are set out in note 17.

Key sources of estimation of uncertainty:

The Group does not have any key assumptions concerning the future, or other key sources of estimation uncertainty in the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year except for those noted in the contingent liabilities section.

5.  Revenue

An analysis of the group’s revenue is as follows:

	Year ended 2016 US$’000	Year ended 2015 US$’000
Continuing operations
Sales of goods	1,555,657	1,289,886
Other operating income	25,712	15,500
Discontinued operations
Sales (see note 14)	20,380	26,704
	1,601,749	1,332,090

6.  Operating segments

Products and services from which reportable segments derive their revenues

As a result of the Business Combination, the Company has a diversified production base consisting of 26 production facilities across North America, mainly in United States and Canada; Europe, mainly in Spain and France; South America, mainly in Venezuela; Africa, mainly in the Republic of South Africa; and Asia, mainly China.

Information reported to the Group’s Chief Executive for the purposes of resource allocation and assessment of segment performance is based on the companies reporting structure.

The Group’s reportable segments under IFRS 8 are therefore as follows:

•	Electrometallurgy — North America

•	Electrometallurgy — Europe

•	Electrometallurgy — South Africa

•	Electrometallurgy — Venezuela

•	Other Segments

Unless otherwise indicated the segment information reported on the following pages does not include any amounts for discontinued operations, which are described in more detail in note 14.

Segment revenues and results

The following is an analysis of the Group’s revenue and results by reportable segment in 2016:

2016	Electrometallurgy North America US$’000	Electrometallurgy Europe US$’000	Electrometallurgy South Africa US$’000	Electrometallurgy Venezuela US$’000	Other segments US$’000	Adjustments/ Eliminations(**) US$’000	Total US$’000
Sales	521,192	949,547	142,160	30,430	59,907	(147,579)	1,555,657
Cost of sales	(325,254)	(672,026)	(99,124)	(34,643)	(45,269)	133,316	(1,043,000)
Other operating income	362	25,908	3,422	27	4,686	(8,693)	25,712
Staff costs	(82,032)	(132,440)	(23,589)	(5,656)	(52,921)	3,606	(293,032)
Other operating expense	(64,606)	(118,269)	(28,834)	(6,747)	(31,217)	15,347	(234,326)
Depreciation and amortization charges, operating allowances and write‑downs	(73,530)	(31,730)	(4,732)	(4,118)	(8,700)	1,464	(121,346)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non‑current assets and other loss	(23,868)	20,990	(10,697)	(20,707)	(73,514)	(2,539)	(110,335)
Impairment losses	(193,000)	(1,077)	(8,147)	(57,430)	(1,818)	(5,977)	(267,449)
Net (loss) gain due to changes in the value of assets	—	—	1,896	—	—	(5)	1,891

(Loss) gain on disposal of non‑current assets	—	—	21	—	446	(127)	340
Other loss	—	(32,655)	—	—	(2,514)	35,129	(40)
Operating (loss)/profit	(216,868)	(12,742)	(16,927)	(78,137)	(77,400)	26,481	(375,593)
Finance income	1	11,551	744	1	6,638	(17,401)	1,534
Finance costs	(3,249)	(16,540)	(6,038)	(1,814)	(11,815)	14,871	(24,585)
Exchange differences	(438)	2,436	(2,164)	4,297	(7,587)	(57)	(3,513)
(Loss) profit before taxes	(220,554)	(15,295)	(24,385)	(75,653)	(90,164)	23,894	(402,157)
Income tax benefit (expense)	9,982	(10,505)	4,433	18,608	21,552	2,539	46,609
(Loss) profit from continuing operations	(210,572)	(25,800)	(19,952)	(57,045)	(68,612)	26,433	(355,548)
(Loss) Profit for discontinued operations	—	—	—	—	—	(3,065)	(3,065)
(Loss) profit for the year	(210,572)	(25,800)	(19,952)	(57,045)	(68,612)	23,368	(358,613)
Loss attributable to non‑controlling interests	6,044	(93)	856	11,347	480	1,552	20,186
(Loss) profit attributable to the parent company	(204,528)	(25,893)	(19,096)	(45,698)	(68,132)	24,920	(338,427)

2015(*)	Electrometallurgy North America US$’000	Electrometallurgy Europe US$’000	Electrometallurgy South Africa US$’000	Electrometallurgy Venezuela US$’000	Other segments US$’000	Adjustments/ Eliminations(**) US$’000	Total US$’000
Sales	10,062	1,174,968	219,890	69,956	59,167	(244,157)	1,289,886
Cost of sales	(6,200)	(811,114)	(134,978)	(57,647)	(30,394)	222,458	(817,875)
Other operating income	17	52,211	5,070	44	2,065	(43,907)	15,500
Staff costs	(1,983)	(148,652)	(24,663)	(20,922)	(9,652)	3,287	(202,585)
Other operating expense	(276)	(142,867)	(29,237)	(28,677)	(38,670)	49,693	(190,034)
Depreciation and amortization charges, operating allowances and write‑downs	(1,183)	(35,255)	(7,744)	(9,396)	(13,096)	4,473	(62,201)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non‑current assets and other loss	437	89,291	28,338	(46,642)	(30,580)	(8,153)	32,691
Impairment losses	—	—	—	—	(52,042)	—	(52,042)
Net (loss) gain due to changes in the value of assets	—	—	1,336	—	(2,249)	1	(912)
(Loss) gain on disposal of non‑current assets	—	1,468	—	—	(3,681)	5	(2,208)
Other loss	—	(40,983)	—	(4)	9,261	31,379	(347)
Operating (Loss) Profit	437	49,776	29,674	(46,646)	(79,291)	23,232	(22,818)
Finance income	6	36,206	501	7	4,862	(40,487)	1,095
Finance costs	(109)	(19,287)	(5,015)	(3,947)	(10,113)	14,733	(23,738)
Exchange differences	(44)	8,617	2,498	22,306	2,527	—	35,904
(Loss) profit before taxes	290	75,213	27,658	(28,280)	(82,015)	(2,522)	(9,557)
Income tax benefit (expense)	—	(22,953)	(7,807)	(16,877)	297	(1,379)	(48,719)
(Loss) profit from continuing operations	290	52,359	19,851	(45,157)	(81,718)	(3,901)	(58,276)
(Loss) Profit for discontinued operations	—	—	—	—	—	(196)	(196)
(Loss) profit for the year	290	52,359	19,851	(45,157)	(81,718)	(4,097)	(58,472)
Loss attributable to non‑controlling interests	(41)	(61)	226	9,019	6,058	3	15,204
(Loss) profit attributable to the parent company	249	52,298	20,077	(36,138)	(75,660)	(4,094)	(43,268)

(*)	Revised data reflect the results of Ferroglobe’s energy business in Spain as discontinued operations (see Note 14).

(**)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

2016	Electrometallurgy North America US$’000	Electrometallurgy Europe US$’000	Electrometallurgy South Africa US$’000	Electrometallurgy Venezuela US$’000	Other segments US$’000	Consolidation Adjustments/ Eliminations(**) US$’000	Total US$’000
Goodwill	230,210	—	—	—	—	—	230,210
Other intangible assets	33,243	18,946	1,355	—	9,295	—	62,839
Property, plant and equipment	540,794	154,379	58,559	—	111,807	(83,933)	781,606
Financial assets	—	113,157	—	—	17,329	(110,769)	19,717
Inventories	73,901	183,868	40,475	6,237	14,338	(2,117)	316,702
Receivables	50,000	275,823	34,852	12,024	205,283	(354,497)	223,485
Other assets	37,220	30,050	20,285	28	59,548	(52,257)	94,874
Cash and cash equivalents	38,389	87,997	15,195	571	54,831	(52)	196,931
Assets and disposal groups classified as held for sale (Note 14)	—	—	—	—	—	92,937	92,937
Total assets	1,003,757	864,220	170,721	18,860	472,431	(510,688)	2,019,301
Equity	646,397	220,948	59,756	(73,956)	67,158	(28,261)	892,042
Deferred income	—	2,229	—	—	1,719	1	3,949
Provisions	29,837	50,482	11,770	3,827	8,005	(2,337)	101,584

2016	Electrometallurgy North America US$’000	Electrometallurgy Europe US$’000	Electrometallurgy South Africa US$’000	Electrometallurgy Venezuela US$’000	Other segments US$’000	Consolidation Adjustments/ Eliminations(**) US$’000	Total US$’000
Bank borrowings and other financial liabilities (excluded finance leases)	—	313,910	29,620	—	171,395	(5,575)	509,350
Obligations under finance leases	3,181	—	2,055	—	81,383	(81,382)	5,237
Trade payables	193,128	237,286	49,667	87,035	85,195	(463,867)	188,444
Other non‑trade payables	131,214	39,365	17,853	1,954	57,576	(36,949)	211,013
Liabilities associated with assets held for sale (Note 14)	—	—	—	—	—	107,682	107,682
Total equity and liabilities	1,003,757	864,220	170,721	18,860	472,431	(510,688)	2,019,301

2015	Electrometallurgy North America US$’000	Electrometallurgy Europe US$’000	Electrometallurgy South Africa US$’000	Electrometallurgy Venezuela US$’000	Other segments US$’000	Consolidation Adjustments/ Eliminations(**) US$’000	Total US$’000
Goodwill	426,851	—	—	—	—	—	426,851
Other intangible assets	43,747	19,444	1,193	69	6,754	412	71,619
Property, plant and equipment	579,660	165,476	55,282	60,355	107,369	3,431	971,573
Financial assets	—	121,388	3,705	4	6,602	(117,915)	13,784
Inventories	101,350	219,149	56,430	24,286	26,758	(2,601)	425,372
Receivables	64,809	360,580	48,272	11,463	367,625	(566,545)	286,204
Other assets	22,971	26,316	16,383	73	8,372	4,977	79,092
Cash and cash equivalents	24,814	16,904	10,751	365	63,834	(2)	116,666
Total assets	1,264,202	929,257	192,016	96,615	587,314	(678,243)	2,391,161
Equity	881,758	364,025	78,280	(15,574)	112,646	(126,162)	1,294,973
Deferred income	—	2,323	—	—	2,067	(1)	4,389
Provisions	33,195	34,880	12,089	3,399	5,337	1,963	90,863
Bank borrowings and other financial liabilities (excluded finance leases)	—	235,162	29,683	2,061	146,875	(2)	413,779
Obligations under finance leases	5,910	—	2,897	—	94,390	—	103,197
Trade payables	195,508	231,685	58,358	86,003	151,211	(567,865)	154,900
Other liabilities	147,831	61,182	10,709	20,726	74,788	13,824	329,060
Total equity and liabilities	1,264,202	929,257	192,016	96,615	587,314	(678,243)	2,391,161

Sales by product

	2016 US$’000	2015 US$’000
Silicon metal	751,508	592,458
Manganese alloys	223,451	260,371
Ferrosilicon	242,788	228,830
Other silicon based alloys	173,901	105,702
Silica fume	37,480	29,660
Other	126,529	72,865
Total	1,555,657	1,289,886

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 3. Segment profit represents the profit earned by each segment without allocation of the share of profits of associates, central administration costs including directors’ salaries, investment revenue and finance costs, and income tax expense. This is the measure reported to the Group’s Chief Executive for the purpose of resource allocation and assessment of segment performance.

Information about major customers

Total sales of $656,907 thousand and $524,821 thousand were attributable to the Company’s top ten customers in 2016 and 2015, respectively. During 2016, sales corresponding to Dow Corning Corporation represented 13.7% of the Company’s sales. These sales to Dow Corning Corporation are included in Electrometallurgy — North America and Electrometallurgy — Europe segments. However, during 2015 no single customer represented more than 10% of the Company’s sales.

7.  Auditor’s remuneration

The analysis of the auditor’s remuneration is as follows:

	Year ended 2016 USD $’000	Year ended 2015 US$000
Fees payable to the company’s auditor and their associates for the audit of the company’s annual accounts	4,459	2,484
Fees payable to the company’s auditor and their associates for other services to the group
— The audit of the company’s subsidiaries	171	973
Total audit fees	4,630	3,457
— Audit‑related assurance services	114	27
— Fees payable to other auditors	225	—
— Taxation compliance services	284	9
— Other services	17	81
Total non‑audit fees	640	117
	5,270	3,574

8.  Staff costs

The average monthly number of employees (including executive directors) was:

	2016 Number	2015 Number
Directors	9	9
Senior Managers	258	298
Employees	3,760	3,903
	4,027	4,210

Their aggregate remuneration comprised:

	2016 US’000	2015 US’000
Wages, salaries and similar expenses	209,653	131,512
Pension plan contributions	10,647	8,986
Employee benefit costs	72,732	62,087
	293,032	202,585

9.  Depreciation, amortisation charges, operating allowances and write‑downs

	2016 US’000	2015 US’000
Amortization of intangible assets (Note 18)	12,649	4,547
Depreciation of property, plant and equipment (Note 19)	101,364	50,819
Change in impairment losses on uncollectible trade receivables (Note 21)	7,578	5,305
Change in inventory write‑downs (Note 23)	—	917
Other	(245)	613
	121,346	62,201

10.  Impairment losses and net (loss) gain due to changes in the value of assets

	2016 US’000	2015 US’000
Goodwill (Note 17)	194,612	—
Impairment of intangible assets (Note 18)	230	6,442
Impairment of property, plant and equipment (Note 19)	66,984	45,600
Impairment of non‑current financial assets (Note 20)	5,623	—
	267,449	52,042

11.  Other gains and losses

	2016 US’000	2015 US’000
Biological assets change in value	1,891	1,336
Financial investments gains/(losses)	—	(2,248)
Net gains/losses due to changes in the value of assets	1,891	(912)
Gains on disposal of property, plant and equipment	468	1,773
Loss on the disposal of Property, plant and equipment		(631)
Loss on disposal of intangible assets	—	(3,350)
Losses on disposal of other non‑current assets	(128)	—
Other losses	(40)	(347)
Total other gains and (losses)	2,191	(3,467)

12.  Finance income and expenses

	2016 US’000	2015 US’000
Finance income of related parties (Note 39)	74	425
Other finance income	1,460	670
Total finance income	1,534	1,095
Interest on loans and credit facilities	18,629	15,296
Interest on note and bill discounting	1,503	1,697
Interest on interest rate swaps	449	87
Other finance costs	4,004	6,658
Total finance expense	24,585	23,738

See the Borrowings note (note 25) for detail on finance expense

13.  Tax

The components of current and deferred income tax (benefits) are as follows:

	2016 US’000	2015 US’000
Current income tax expense	(14,799)	40,636
Deferred income tax expense	(33,030)	8,083
Prior year income tax and other	1,220	—
Total	(46,609)	48,719

The Company has significant business operations in Spain, France and the United States. The following is a reconciliation of a weighted blended statutory income tax rate to our effective tax rate for the years ended December 31, 2016 and 2015.

The charge for the year can be reconciled to the (loss) in the income statement as follows:

	2016 US’000	2015 US’000
(Loss) profit before taxes	(402,157)	(9,557)
Blended statutory income tax rate	31%	31%
Corporate income tax at statutory rate	(124,669)	(2,963)
Foreign rate differential	(22,949)	4,572
Permanent differences	5,196	(4,799)
Incentives and deductions	(1,161)	(2,938)
Tax losses not recognized in deferred tax	15,326	35,754
Other non‑taxable income/(expense)	81,648	19,093
Income tax (benefit)/expense	(46,609)	48,719
Effective tax rate	12%	(510)%

Tax losses not recognised in deferred tax reflects the impact of excluding the benefit from certain jurisdictional pre‑tax losses as the tax credit carry forward may not be recoverable. In 2016, the Company impaired a substantial portion of FerroAtlantica de Venezuela S.A. which resulted in the removal of deferred tax liabilities on fixed assets that were impaired. The impact of the impairment on the deferred tax liability is $18,293 thousand which is included in 2016 Other non‑taxable income/(expense). In 2015, the carrying amount of FerroAtlantica de Venezuela S.A.’s non‑current assets and inventories was similar to that of previous years, while the tax value of these items decreased as a result of the currency devaluation. As the functional currency of the subsidiary FerroAtlántica de Venezuela, S.A. is the U.S. dollar (see Note 3) the difference between the carrying amounts and the tax values of the related deferred tax assets and liabilities results in income tax of $16,877 thousand. This impact is included in the 2015 Other non‑taxable income/(expense).

14.  Discontinued operations

On 12 December 2016, the group entered into a sale agreement to dispose of our Spanish energy business. The disposal is consistent with the Group’s long‑term policy to focus its activities in the business of manufacturing and trading electrometallurgy products. The Company has not recognised any impairment losses in respect of the Spanish energy business, neither when the asset and liabilities of the operation were reclassified as held for sale, nor at the end of the reporting period, since the proceeds of the sale will substantially exceed the carrying amount of the related net assets.

The results of the discontinued operations, which have been included in the consolidated income statement, were as follows:

	2016 US’000	2015 US’000
Sales	20,380	26,704
Cost of sales	(412)	(861)
Other operating income	503	251
Staff costs	(3,367)	(3,284)
Other operating expense	(9,620)	(10,262)
Depreciation and amortization charges, operating allowances and write‑downs	(4,331)	(4,849)
Operating profit before impairment losses and losses on disposals of non‑current assets	3,153	7,699
Impairment losses	(640)	—
Loss on disposal of non‑current assets	—	(6)
Operating profit	2,513	7,693
Finance income	2	1
Finance costs	(5,666)	(6,667)
(Loss) profit before taxes from discontinued operations	(3,151)	1,027
Income tax expense	86	(1,223)
(Loss) after taxes from discontinued operations	(3,065)	(196)

The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

2016 US’000
ASSETS
Non‑current assets
Property, plant and equipment	83,935
Deferred tax assets	1,948
Other non‑current assets	582
Total non‑current assets	86,465
Current assets
Inventories	32
Trade and other receivables	3,596
Current receivables from related parties	2,792
Other current assets	1
Cash and cash equivalents	51
Total current assets	6,472
Assets and disposal groups classified as held for sale	92,937
LIABILITIES
Non‑current liabilities
Provisions	89
Obligations under finance leases	70,876
Other financial liabilities	5,576
Deferred tax liabilities	11,667
Total non‑current liabilities	88,208
Current liabilities
Provisions	1,265
Obligations under finance leases	10,507
Payables to related parties	254
Trade and other payables	3,651
Other current liabilities	3,797
Total current liabilities	19,474
Liabilities associated with assets held for sale	107,682

Cash flows from discontinued operations

The breakdown of our cash flows from discontinued operations for the years 2016 and 2015 is as follow:

	2016 US’000	2015 US’000
Cash flows from operating activities from discontinued operations	23,719	24,188
Cash flows from investing activities from discontinued operations	(13,211)	(11,625)
Cash flows from financing activities from discontinued operations	(10,508)	(12,574)
Total net cash flows for the year from discontinued operations	—	(11)

15.  Dividends

Dividends distributed by Ferroglobe PLC during the year ended December 31, 2016, are as follows:

•
The Board of Directors of Ferroglobe PLC resolved to declare four interim dividend payments during 2016 of $0.08 per share, paid on March 14, August 12, September 28, and December 29, and each totaling $13,747 thousand, respectively, distributed as cash payments through Reserves. As of December 31, 2016, all dividends declared were paid.

Dividends distributed by FerroAtlántica during the year ended December 31, 2015 to its former sole shareholder, Grupo Villar Mir, S.A.U., are as follows:

•
The Board of Directors of FerroAtlántica resolved to distribute dividends on November 27, 2015, December 21, 2015 and December 22, 2015, totaling $15,870 thousand, $133 thousand, and $5,476 thousand, respectively, through cash payments from Reserves on those dates.

16.  Earnings per share

Basic (loss) earnings per ordinary share are calculated by dividing the consolidated (loss) profit for the year attributable to Ferroglobe by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any.

From continuing and discontinued operations

	2016 US’000	2015 US’000
Loss per share computation
Numerator:
Loss attributable to Ferroglobe PLC	(338,427)	(43,268)
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262
Loss per ordinary share (US Dollars)	(1.97)	(0.43)
Loss per share computation
Numerator:
Loss attributable to Ferroglobe PLC	(338,427)	(43,268)
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262
Effect of dilutive securities	—	—
Weighted average diluted shares outstanding	171,838,153	99,699,262
Diluted loss per ordinary share (US Dollars)	(1.97)	(0.43)

From continued operations

	2016 US’000	2015 US’000
Basic loss per share computation
Numerator:
Loss attributable to Ferroglobe PLC	(335,362)	(43,072)
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262
Basic loss earnings per ordinary share (US Dollars)	(1.95)	(0.43)
Diluted loss per share computation
Numerator:
Loss attributable to Ferroglobe PLC	(335,362)	(43,072)
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262
Effect of dilutive securities	—	—
Weighted average diluted shares outstanding	171,838,153	99,699,262
Loss per ordinary share (US Dollars)	(1.95)	(0.43)

From discontinued operations

	2016 US’000	2015 US’000
Basic Loss per share computation
Numerator:
Loss attributable to Ferroglobe PLC	(3,065)	(196)
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262
Basic loss per ordinary share (US Dollars)	(0.02)	—
Diluted loss per share computation
Numerator:
Loss profit attributable to Ferroglobe PLC	(3,065)	(196)
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262
Effect of dilutive securities	—	—
Weighted average diluted shares outstanding	171,838,153	99,699,262
Loss per ordinary share (US Dollars)	(0.02)	—

17.  Goodwill

	1 January 2015 US$’000	Additions US$’000	Exchange differences US$’000	31 December 2015 US$’000	Impairment (Note 10) US$’000	Exchange differences US$’000	31 December 2016 US$’000
Thaba Chueu Mining (Pty.), Ltd.	2,642	—	(1,204)	1,438	(1,612)	174	—
Globe Specially Metals, Inc. (Globe)	—	425,413	—	425,413	(193,000)	(2,203)	230,210
	2,642	425,413	(1,204)	426,851	(194,612)	(2,029)	230,210

In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash‑generating unit may be impaired. Impairment testing for goodwill is done at a cash‑generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31st). The estimate of the recoverable value of the cash‑generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on business plans most recently approved by the Board of Directors.

During the year ended December 31, 2016, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $193,000 thousand related to the partial impairment of goodwill at Globe, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from Globe’s business operations. Ferroglobe operates in a cyclical market, and silicon and silicon‑based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. The impairment charge is recorded within the Electrometallurgy — North America reportable segment, of which $178,900 thousand is associated with U.S. cash‑generating units and $14,100 thousand is associated with Canadian cash‑generating units. Recoverable value was estimated based on discounted cash flows and market multiples. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long‑term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2016, the remaining goodwill for the U.S and Canadian cash‑generating units is $172,913 thousand and $57,297 thousand, respectively.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash‑generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2016
	U.S.	Canada
Weighted Average Cost of Capital	9.0%	9.5%
Long‑Term Growth Rate	2.4%	3.0%
Normalized Tax Rate	40.0%	26.5%
Normalized Cash Free Net Working Capital	15.0%	15.0%

The Company has defined a financial model which considers revenues, expenditures, cash flows, net tax payments and capital expenditures on a six year period (2017‑2022), and perpetuity beyond this tranche. Six years of projections were utilized in order to project a normalized growth rate in the terminal year that was more closely aligned with year six versus year five. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash‑generating unit and the budgets approved by the Board of Directors.

Sensitivity to changes in assumptions

Changing management’s assumptions, in particular the discount rate and the long‑term growth rate, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. The following changes to the assumptions used in the impairment test lead to the following:

		Excess of recoverable value over	Sensitivity on discount rate		Sensitivity on long ‑term growth rate		Sensitivity on cash flows
	Goodwill	carrying value	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%
	(in millions of US$)
Electrometallurgy — U.S.	351.8	178.9	107.8	(78.4)	(9.8)	19.6	(58.8)	58.8
Electrometallurgy — Canada	71.4	14.1	29.4	(19.6)	—	9.8	(9.8)	19.6
Total	423.2

During the year ended December 31, 2016, the Company recognized an additional goodwill impairment charge of $1,612 thousand associated with its quartz mining business in South Africa, Thaba Chueu Mining (Pty.), Ltd. (Thaba Chueu), as a result of its expected future cash flows. In estimating the fair value of Thaba Chueu, we considered cash flow projections using assumptions about overall market conditions, expected domestic sales pricing, and cost reduction initiatives. The impairment charge represented a write‑off of the entire goodwill balance at the cash‑generating unit, and it is recorded within the Electrometallurgy — South Africa segment.

The addition to goodwill during 2015 is related to the Business Combination with Globe as a result of the purchase price allocation.

As of December 31, 2015, the Company performed its annual goodwill impairment tests which did not indicate any impairment of goodwill was required. Goodwill resulting from the business combination was reviewed as a part of the overall Globe purchase price allocation, and therefore was not considered impaired at December 31, 2015.

Refer to Note 19 (Property, plant and equipment) for discussion of Management’s impairment analysis of long‑lived assets and impairments recognized during the year ended December 31, 2016 and 2015.

18.  Other intangible assets

	Development Expenditure US$’000	Power Supply Agreements US$’000	Rights of Use US$’000	Computer Software US$’000	Other Intangible Assets US$’000	Accumulated amortization (Note 9) US$’000	Impairment (Note 10) US$’000	Total US$’000
Balance at 1 January 2015	42,599	—	22,144	2,105	29,000	(42,001)	(3,398)	50,449
Additions	3,301	—	—	—	7,895	(4,547)	(6,442)	207
Acquisitions through business combinations	—	37,836	—	3,984	1,926	—	—	43,746
Disposals	—	—	—	—	(11,899)	77	—	(11,822)
Transfers from/(to) other accounts and/or captions	—	—	—	—	(3,448)	—	—	(3,448)
Exchange differences	(5,364)	—	(2,287)	(208)	(3,945)	3,342	949	(7,513)
Balance at 31 December 2015	40,536	37,836	19,857	5,881	19,529	(43,129)	(8,891)	71,619
Additions	1,162	—	1,171	—	8,160	(12,649)	(230)	(2,386)
Disposals	—	—	—	—	(5,580)	—	—	(5,580)
Exchange differences	(1,344)	—	(683)	(66)	(325)	1,149	455	(814)
Balance at 31 December 2016	40,354	37,836	20,345	5,815	21,784	(54,629)	(8,666)	62,839

Development expenditure additions in 2016 and 2015 primarily relate to the development of the “Silicio Solar” project, undertaken by several subsidiaries.

Other intangible asset additions in 2016 and 2015 primarily relate to the accounting of the rights held to emit greenhouse gasses by several Spanish subsidiaries (see Note 3).

As a result of the business combination with Globe in 2015, the Company acquired a power supply agreement which provides favorable below‑market power rates to a United States production facility as well as the computer software system used at all United States subsidiaries.

The Company was granted certain rights of use on various assets that will have to be returned, free of charges, in successive years. The cost of the assets associated with these concessions is depreciated over the shorter of the useful life of the assets and the period for use and it is estimated that the costs, if any, to be incurred when the assets are handed over will not be significant.

Disposals during the year ended December 31, 2015 primarily relate to sales to third parties of certain intangible assets owned by the Chinese subsidiary Ganzi. The Company received approximately $8,100 thousand for the sale of intangible assets, and recorded a loss of $3,350 thousand in (Loss) Gain on disposals of non‑current assets in 2015.

Refer to Note 19 (Property, plant and equipment) for discussion of Management’s impairment analysis of long‑lived assets and impairments recognized during the year ended December 31, 2016 and 2015.

19.  Property, plant and equipment

	Land and buildings US$’000	Plant and machinery US$’000	Other fixtures, tools and furniture US$’000	Advances and property, plant and equipment in the course of construction US$’000	Mineral reserves US$’000	Other items of property, plant and equipment US$’000	Accumulated depreciation (Note 9) US$’000	Impairment (Note 10) US$’000	Total US$’000
Balance at January 1, 2015	228,788	918,096	5,194	31,601	5,970	23,177	(732,916)	(364)	479,546
Additions	767	2,282	52	58,464	—	7,386	(55,668)	(45,600)	(32,317)
Acquisitions through business combinations	9,870	503,333	397	15,078	55,939	—	—	—	584,617
Disposals and other	(4,354)	(1,119)	(105)	—	—	—	2,034	—	(3,544)
Transfers from/(to) other accounts	5,415	18,676	215	(20,858)	—	—	—	(9,774)	(6,326)
Exchange differences	(18,024)	(101,865)	(653)	(3,257)	(1,920)	(504)	69,981	5,839	(50,403)
Balance at December 31, 2015	222,462	1,339,403	5,100	81,028	59,989	30,059	(716,569)	(49,899)	971,573
Additions	488	3,017	801	60,035	—	204	(105,695)	(67,624)	(108,774)
Disposals and other	(600)	(1,448)	—	(688)	—	(7)	1,980	—	(763)
Transfers from/(to) other accounts	4,106	57,345	116	(61,567)	—	—	—	—	—
Exchange differences	(3,015)	(11,594)	28	(2,114)	—	1,947	13,399	4,854	3,505
Transfer to assets and disposal groups classified as held for sale and discontinued operations (see Note 14)	(32,383)	(166,668)	(73)	(26,829)	—	—	141,378	640	(83,935)
Balance at 31 December 2016	191,058	1,220,055	5,972	49,865	59,989	32,203	(665,507)	(112,029)	781,606

Impairment losses recognised in the year

During 2016 and 2015, the Company tested the long‑lived assets for impairment of subsidiaries with uncertain cash flows. In this regard, during 2016 as a result of the uncertainty of the cash flow generating capacity of FerroAtlántica de Venezuela (FerroVen), SA. (“FerroVen”), due to the economic, political and social instability of Venezuela, the Company’s management decided to continue FerroVen operations, until free market conditions are re‑established, only at the local level, which will generate nil or negative expected cash flows for coming years under those conditions. As a result, the Company impaired in 2016 the long‑lived assets and took an impairment charge of $58,472 thousand related to Property, plant and equipment.

Additionally, in 2016, the Company took an impairment charge of $9,176 thousand comprised of $1,612 thousand of goodwill, $230 thousand of intangibles assets and $7,334 thousand for Property, plant and equipment, due to the weak generation of expected cash flows of the South‑African Group mining subsidiary, Thaba Chueu Mining (Pty.), Ltd., in the coming years, due to the unfavorable market conditions with third parties, mainly due to the low quartz prices in the local market.

Also during 2016, the Company impaired other tangible assets amounting to $1,178 thousand related to abandoned research and development projects.

On the other hand, the Company announced plans in December 2015 to abandon the development of a silicon metal factory in Quebec, Canada (FerroQuebec) as a result of unfavorable market conditions and management’s decision to optimize production capacity at existing operations. As a result, the Company impaired in 2015 the long‑lived assets and took an impairment charge of $4,707 thousand related to $561 thousand of intangibles assets and $4,146 thousand for Property, plant and equipment.

During 2015, the Company abandoned plans regarding the Ganzi project in China to build a silicon metal factory as a result of difficulty in obtaining the necessary permits and unfavorable market conditions. Accordingly, the Company impaired in 2015 the long‑lived assets and took an impairment charge of $9,282 thousand, comprised of $4,040 thousand for intangibles assets and $5,242 thousand for Property, plant and equipment.

During 2015, the Company idled its silicon metal production facility located in MangShi, China (MangShi). This decision was made as a result of a global decline in silicon metal demand and pricing. Chinese competitors are exporting silicon metal, primarily into Europe, at sales prices lower than MangShi’s cost of production. Therefore, management has determined that until such time as the output of MangShi can profitably compete in the global silicon market the facility should remain idle. Management has initiated plans to market the facility for sale. As the future cash flows are uncertain, management performed an impairment analysis with the assistance of an independent specialist, and determined that the highest and best use of the facility would be to scrap the assets and sell the land along with certain multipurpose buildings. Management used the following assumptions to estimate the impairment on these assets:

•
Land and building: land fair value was estimated based on comparable recent land transactions in the proximity of MangShi. Building replacement cost was estimated based on the cost of new construction in the local market, adjusted for the age and remaining useful life of the company’s assets.

•
Machinery and equipment: a scrap valuation analysis was used to determine the fair value of machinery and equipment. The impairment was estimated based on the replacement cost of new machinery and equipment less depreciation, marketability (80% in most of the assets) and cost to sell (15%). A 10% increase in cost to sell would increase impairment by $670 thousand. A 10% increase in marketability would increase impairment by $2,750 thousand.

Therefore, the associated long‑lived assets were impaired in 2015 by $36,985 thousand ($773 thousand for Intangibles assets and $36,212 thousand for Property, plant and equipment). During 2016, there was no additional impairment on the aforementioned fixed assets at MangShi.

Disposals during the year ended December 31, 2015 relate to the sale to third parties of assets owned by the Chinese subsidiary Ganzi. The amount collected by that subsidiary for the sale to third parties of Property, plant and equipment totaled in 2015 was $3,800 thousand, and the Company recognized a gain in 2015 of $306 thousand recorded in (Loss) gain on disposals of non‑current assets. Property, plant and equipment acquired through the Business Combination with Globe were recorded at fair value in accordance with the purchase price allocation. Other than those recorded during the year, there is no indication of impairment in the Company’s Property, plant and equipment, as the recoverable amount of the assets is higher than their carrying amount, net of any depreciation. The Company maintains insurance policies to cover the possible risks to which its Property, plant and equipment are subject and against which claims might be filed in the pursuit of its business activities. These policies are considered to adequately cover the risks to which the related items were subject at December 31, 2016 and 2015.

Assets pledged as security

At December 31, 2016 and 2015, the Company has property, plant and equipment of $597,385 thousand and $687,953 thousand, respectively, pledged as security for outstanding bank loans and other payables.

20.  Financial Assets

Non‑current and current financial assets comprise the following at December 31:

	2016
	Non‑Current US$’000	Current US$’000	Total US$’000
Financial assets held with third parties:
Loans and receivables	2,388	—	2,388
Other financial assets	3,435	4,049	7,484
Total	5,823	4,049	9,872

	2015
	Non‑Current US$’000	Current US$’000	Total US$’000
Financial assets held with third parties:
Loans and receivables	6,015	—	6,015
Other financial assets	3,657	4,112	7,769
Total	9,672	4,112	13,784

As of December 31, 2016, as a result of the impairment analysis of non‑current financial assets, the Company has considered as non‑recoverable financial assets recorded as ‘Financial assets held with third parties — Loans and receivables’, which correspond mainly to accounts receivable from non‑controlling interest amounting to $4,547 thousand, and impaired other non‑recoverable financial assets amounting to $1,076 thousand(see Note 10).

21.  Trade and other receivables

Loans and receivables comprise the following at December 31:

	2016 US’000	2015 US’000
Trade receivables	152,303	220,500
Trade notes receivable	725	746
Unmatured discounted notes and bills	719	783
Tax receivables(1)	17,299	34,339
Employee receivables	456	187
Other receivables	37,904	18,699
Total	209,406	275,254

(1)
“Tax receivables” relates mainly to VAT borne, to be offset or refunded by the tax authorities in the countries in which the Company is located, mainly Spain (FerroAtlántica and Silicio FerroSolar), France (FerroPem), United States (GSM) and Venezuela (FerroVen).

The fair value of the balances included under this heading, which are expected to be settled within less than one year, does not differ substantially from their carrying amount and, therefore, these balances have not been adjusted to amortized cost.

The age of the past‑due receivables for which no allowance had been recognized is as follows:

	2016 US’000	2015 US’000
0 ‑ 90 days	54,428	70,849
90 ‑ 180 days	9,011	8,154
180 ‑ 360 days	1,061	253
Total	64,500	79,256
Average collection period (days)	57	65

The changes in provisions during 2016 and 2015 were as follows:

Provisions US$’000
Balance at January 1, 2015	7,220
Charge for the year (Note 9)	5,305
Reversed	(623)
Exchange differences	(834)
Balance at December 31, 2015	11,068
Charge for the year (Note 9)	7,578
Amount in used	(3,425)
Exchange differences	(550)
Balance at December 31, 2016	14,671

The Company recognized the related valuation adjustments to cover the risk of possible bad debts that might arise (see Note 9).

As mentioned in Note 6, during 2016 sales corresponding to Dow Corning Corporation represented 13.7% of the Company’s sales. During 2015, no single customer represented more than 10% of the Company’s sales.

Factoring without recourse arrangements

The Company entered into factoring without recourse agreements for trade receivables. There were $100,827 thousand and $99,477 thousand of factored receivables outstanding as of December 31, 2016 and 2015, respectively.

Factoring arrangements transferring substantially all economic risks and rewards associated with accounts receivable to a third party are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

Transfer of financial assets (commercial discounting of accounts receivable)

In trade discount transactions (recourse factoring) carried out by the Company, it is understood that the risks and rewards associated with the discounted receivables have not been transferred, given that if these receivables are not collected on maturity, the bank has the right to claim the unpaid amount from the Company.

In this regard, the Company recognizes the amount receivable under “Trade notes receivable” with a credit to “Bank borrowings — Payables in relation to discounted notes and bills” (see Note 25), until they are collected or settled.

Loans and receivables

	2016		2015
	Non‑Current US$’000	Current US$’000	Non‑Current US$’000	Current US$’000
Loans and receivables from third parties	2,388	—	6,015	—

These receivables primarily relate to payments to local public‑sector entities pursuant to local legislation of various subsidiaries, which will be paid back to the subsidiaries or replaced with third‑party loans. These accounts are valued at amortized cost.

The planned long‑term maturity of these accounts receivable at December 31 is as follows:

	2016
	2018 US’000	2019 US’000	2020 US’000	2021 US’000	Other US$’000	Total US$’000
Receivable from third parties	404	153	137	141	1,553	2,388

	2015
	2017 US’000	2018 US’000	2019 US’000	2020 US’000	Other US$’000	Total US$’000
Receivable from third parties	228	193	187	167	5,240	6,015

22.  Subsidiaries

Information about the composition of the Group at the end of the reporting period is as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Alden Resources, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Alden Sales Corporation, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Core Metals Group Holdings, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Core Metals Group, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Gatliff Services, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
GBG Holdings, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Globe Metallurgical, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Globe Metals Enterprises, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
GSM Alloys I, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
GSM Alloys II, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
GSM Enterprises Holdings, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
LF Resources, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Norchem, Inc.	—	100.0	Electrometallurgy — North America	Florida — USA(2)
QSIP Canada ULC	—	100.0	Electrometallurgy — North America	Canada(3)
QSIP Sales ULC	—	100.0	Electrometallurgy — North America	Canada(3)
Quebec Silicon LP	—	51.0	Electrometallurgy — North America	Canada(4)
Tennessee Alloys Company, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
West Virginia Alloys, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
WVA Manufacturing, LLC	—	51.0	Electrometallurgy — North America	Delaware — USA(1)
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy — Europe	A Coruña — Spain(5)
Ferroatlántica, S.A.U. — Electrometallurgy	—	100.0	Electrometallurgy — Europe	Madrid — Spain(6)
FerroPem, S.A.S.	—	100.0	Electrometallurgy — Europe	France(7)
Grupo FerroAtlántica, S.A.U	100.0	100.0	Electrometallurgy — Europe	Madrid — Spain(6)
Hidro‑Nitro Española, S.A. — Electrometallurgy	—	100.0	Electrometallurgy — Europe	Madrid — Spain(6)
Rocas, Arcillas y Minerales, S.A.	—	66.7	Electrometallurgy — Europe	A Coruña — Spain(8)
Rebone Mining (Pty.), Ltd.	—	100.0	Electrometallurgy — South Africa	Polokwane — South Africa(9)
Samquarz (Pty.), Ltd.	—	74.0	Electrometallurgy — South Africa	Delmas — South Africa(30)
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy — South Africa	Polokwane — South Africa(9)
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy — South Africa	South Africa(29)
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy — South Africa	Polokwane — South Africa(9)
Cuarzos Industriales de Venezuela (Cuarzoven), S.A.	—	100.0	Electrometallurgy — Venezuela	Venezuela(10)
Ferroatlántica de Venezuela (FerroVen), S.A.	—	80.0	Electrometallurgy — Venezuela	Venezuela(10)

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Actifs Solaires Bécancour, Inc	—	100.0	Electrometallurgy — Other segments	Canada(11)
Emix, S.A.S.	—	100.0	Electrometallurgy — Other segments	France(12)
Ferroatlántica Brasil Mineraçao Ltda.	—	70.0	Electrometallurgy — Other segments	Brazil(13)
FerroAtlántica Canada Company Ltd	—	100.0	Electrometallurgy — Other segments	Canada(32)
Ferroatlántica de México, S.A. de C.V.	—	100.0	Electrometallurgy — Other segments	Nueva León — Mexico(14)
Ferroatlántica Deutschland, GmbH	—	100.0	Electrometallurgy — Other segments	Germany(15)
Ferroatlántica I+D, S.L.U.	—	100.0	Electrometallurgy — Other segments	Madrid — Spain(6)
FerroAtlántica India Private Limited	—	100.0	Electrometallurgy — Other segments	India(16)
Ferroatlántica y Cía., F. de Ferroaleac. y Metales, S.C.	—	100.0	Electrometallurgy — Other segments	Madrid — Spain(6)
Ferroatlántica, S.A.U. — Other segments — Energy	—	100.0	Electrometallurgy — Other segments	Madrid — Spain(6)
FerroAtlática International Ltd	—	100.0	Electrometallurgy — Other segments	United Kingdom(17)
Ferroglobe Services plc	100.0	100.0	Electrometallurgy — Other segments	United Kingdom(31)
FerroManganese Mauritania SARL	—	90.0	Electrometallurgy — Other segments	Mauritania(18)
Ferroquartz Company Ltd	—	100.0	Electrometallurgy — Other segments	Canada(19)
Ferroquartz Holdings, Ltd	—	100.0	Electrometallurgy — Other segments	Hong Kong(20)
FerroQuartz Mauritania SARL	—	80.0	Electrometallurgy — Other segments	Mauritania(18)
FerroQuébec, Inc.	—	100.0	Electrometallurgy — Other segments	Canada(20)
FerroTambao, SARL	—	90.0	Electrometallurgy — Other segments	Burkina Faso(21)
Ganzi Ferroatlántica Silicon Industry Company, Ltd.	—	75.0	Electrometallurgy — Other segments	Yuanyangba, Kanding Country (Sichuan) (China)(22)
Globe Metales S.A.	—	100.0	Electrometallurgy — Other segments	Argentina(23)
Globe Specialty Metals, Inc.	100.0	100.0	Electrometallurgy — Other segments	Delaware — USA(1)
Hidro‑Nitro Española, S.A. — Other segments — Energy(1)	—	100.0	Electrometallurgy — Other segments	Madrid — Spain(6)
Mangshi FerroAtlántica Mining Industry Service Company Ltd	—	100.0	Electrometallurgy — Other segments	MangShi, Dehong (Yunnan) (China)(24)
MangShi Sinice Silicon Industry Company Limited	—	100.0	Electrometallurgy — Other segments	MangShi, Dehong (Yunnan) (China)(25)
Ningxia Yongvey Coal Industrial Co., Ltd.	—	98.0	Electrometallurgy — Other segments	China(28)
Photosil Industries, S.A.S.	—	100.0	Electrometallurgy — Other segments	France(26)
Silicio FerroSolar, S.L.U	—	100.0	Electrometallurgy — Other segments	Madrid — Spain(6)
Solsil, Inc.	—	100.0	Electrometallurgy — Other segments	Delaware — USA(1)
Ultracore Energy S.A.	—	100.0	Electrometallurgy — Other segments	Argentina(27)

Registered offices:

(1)	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801

(2)	C T Corporation System, 985 Seaway Drive, Suite‑A, Fort Pierce, FL 34949

(3)	SUITE 900, 1959 UPPER WATER STREET, PO BOX 997, HALIFAX NS Canada B3J 2X2

(4)	6500 Rue Yvon‑Trudeau, Becancour, QC G9H2V8

(5)	Lugar San Pedro de Vilanova, s/n — Vedra

(6)	P° Castellana N° 259‑D Planta 49[a], 28046, Madrid

(7)	517, Av. de la Boisse. Chambery

(8)	Lugar San Pedro de Vilanova, s/n — Vedra, A Coruña

(9)	Beyersnek Road Po Box 657, Polokwane 0700 ZA

(10)	Av. Fuerzas Armadas. Sector Punta Cuchillos. Puerto Ordaz (Bolívar)

(11)	Yvon‑Trudeau Street, Bécancour, Québec

(12)	Parc d’Activités de la Croisière — 23300 Saint Maurice La Souterraine

(13)	Rodovia GO 241KM22 — CEP 73.790‑000. CAVALCANTE — GOIÀS

(14)	Mezcal, 207. Condominios La Antigua (Nuevo León)

(15)	30, Hatzper Street. — Essen

(16)	KHAITAN & CO. 13TH FLOOR, ONE INDIABULLS CENTRE, ELEPHINSTON ROAD

(17)	125 Ols Broad Street, Ec2N 1AR, London

(18)	C 80, Rue 26014, Ksar Ouest, Nouakchott, Mauritania

(19)	Unit 1010, Miramar Tower, 132 Nathan Road, Tsimshatsui, Khowloon, Hong Kong

(20)	32 Plante Street, Port‑Cartier, Québec, G5B 2W8

(21)	01 BP 5853 Ouagadougou 01, rue Zuug‑Suiga nº 929 ZAD, secteur 30, Tambao

(22)	Times Plaza 23 F‑9. ZongFu Road, 2. Chengdu (Sichuan)

(23)	Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

(24)	Mangnong Village, Fengping Town, Mangshi City, Dehong Prefecture, Yunnan Province, China Postcode: 678 400

(25)	Yunnan Province, Dehong Prefacture, MangShi City, Fengping Town, Mangnong Village

(26)	Av. De la Boisse, 517 Chambery

(27)	Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

(28)	Chonggang Industry Zone, Pingluo County, Shizuishan City, Ningxia, China

(29)	La Lucia Ridge Office estate, 2 Pencarrow Crescent, Pencarrow Park, La lucia, 4051

(30)	Portion 101 Farm Joubertsrus 310 JS, Voortrekker Road, Emalahleni, Mpumalanga, 1035

(31)	5 Fleet Place, London, England, EC4M 7RD

(32)	32 Plante Street, Port‑Cartier, Québec, G5B 2E4

The reconciliation of non‑controlling interests in note 32 includes an analysis of the profit or loss allocated to non‑controlling interests of each subsidiary where the non‑controlling interest is material.

There are no significant restrictions on the ability of the group to access or use assets and settle liabilities.

23.  Inventories

Inventories comprise the following at December 31:

	2016 US’000	2015 US’000
Finished industrial goods	116,629	238,729
Raw materials in progress and industrial supplies	176,568	148,871
Other inventories	23,708	40,800
Advances to suppliers	954	182
Less — Write‑downs	(1,157)	(3,210)
	316,702	425,372

The changes in Write‑downs during 2016 and 2015 were as follows:

Write‑downs US$’000
Balance at January 1, 2015	5,715
Charge for the year (Note 9)	917
Amount used	(2,870)
Exchange differences	(552)
Balance at December 31, 2015	3,210
Charge for the year (Note 9)
Amount used	(2,048)
Exchange differences	(5)
Balance at December 31, 2016	1,157

The write‑downs in 2016 and 2015 were recognized to adjust the acquisition or production cost to the net realizable value of the inventories. When the Company considers non reversal inventory impairment, it registers this as a ‘Cost of sales’ in the consolidated income statement.

The Company’s purchase commitments totalled approximately $19,956 thousand at December 31, 2016 and $11,700 thousand at December 31, 2015.

24.  Other Assets

Other non‑current and current assets comprise the following at December 31:

	2016			2015
	Non‑ Current US$’000	Current US$’000	Total US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
Guarantees and deposits given	1,139	—	1,139	3,680	—	3,680
Prepayments and accrued income	—	6,211	6,211	—	—	—
Biological assets	17,365	—	17,365	13,767	—	13,767
Other assets	1,741	3,599	5,340	3,168	10,134	13,302
Total	20,245	9,810	30,055	20,615	10,134	30,749

Biological assets includes the forest plantations of the South African subsidiary Silicon Smelters (Pty.), Ltd., which are used for the production of silicon metal. It should be noted that the plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The main assumptions used include the number of hectares planted, and the age and average annual growth of the plantations. The changes in value of this asset are recognized in Net (loss) gain due to changes in the value of assets in the consolidated income statement for the year (see Note 11).

In particular, the methods and assumptions used in determining the fair value are as follows:

•	The arm’s length price (market price) used by the market for wood of varying ages. It should be noted that Silicon Smelters does not normally use production cost to measure the wood.

•	The wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations.

•	The density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

•	Lastly, it should be noted that the foregoing assumptions were applied on a consistent basis in recent years.

Third parties have filed claims against Silicon Smelters in respect of a portion of these plantations, but it is not possible to assess the resulting financial exposure. The cost of the plantations that are the subject of claims amounts to $1,806 thousand at December 31, 2016 and $1,604 thousand at December 31, 2015. As the Company considers the risk of these claims to be remote, no provision has been made for them.

Other current assets at December 31, 2015 includes an insurance receivable of $8,500 thousand for reimbursement for the amount payable to third parties under the agreed settlement of the complaint lodged by certain GSM shareholders in connection with the Business Combination. During 2016, this receivable has been settled.

25.  Borrowings

Non‑current and current bank borrowings comprise the following at December 31:

	2016(a)
	Limit US$’000	Non‑Current Amount Drawn Down US$’000	Current Amount Drawn Down US$’000	Total US$’000
Borrowings to finance investments	76,000	8,198	64,545	72,743
Credit facilities(b)	453,000	171,260	166,950	338,210
Discounted bills and notes	8,000	—	719	719
Other	10,000	15	9,604	9,619
Total	547,000	179,473	241,818	421,291

	2015(a)
	Limit US$’000	Non‑Current Amount Drawn Down US$’000	Current Amount Drawn Down US$’000	Total US$’000
Borrowings to finance investments	153,000	57,278	50,641	107,919
Credit facilities(b)	579,000	154,001	114,089	268,090
Discounted bills and notes	7,000	—	783	783
Other	30,000	12,397	17,041	29,438
Total	769,000	223,676	182,554	406,230

(a)
In February 2017, the Company issued Senior Notes in the amount of $350 million, which was primarily used to repay a majority of the amount drawn down as of December 31, 2016. See Note 28 for further detail about the refinancing arrangement.

(b)
Includes a Revolving Credit Agreement acquired from the Business Combination. On August 20, 2013, GSM entered into a $300,000 thousand five‑year revolving multi‑currency credit facility, which includes a $10,000 thousand sublimit for swing line loans and a $25,000 thousand sublimit letter of credit facility. The credit facility refinanced existing debt under the revolving multi‑currency credit agreement dated May 31, 2012 and closing costs. At the GSM election, the credit facility may be increased by an amount up to $150,000 thousand in the aggregate; such increase may be in the form of term loans or increases in the revolving credit line, subject to lender commitments and certain conditions as described in the credit agreement. The agreement contains provisions for adding domestic and foreign subsidiaries of the Company as additional borrowers under the credit facility. The agreement terminates on August 20, 2018 and requires no scheduled prepayments before that date. Therefore, the Company classifies borrowings under this credit facility as long‑term liabilities.

Interest on borrowings under the multi‑currency credit facility is payable, at the Company’s election, at either (a) a base rate (the higher of (i) the U.S. federal funds rate plus 0.50% per annum, (ii) the Administrative Agent’s prime rate or (iii) a Eurocurrency Rate for loans with a one month interest period plus 1.00% per annum plus a margin ranging from 0.50% to 1.50% per annum (such margin determined by reference to the leverage ratio set forth in the credit agreement), or (b) the Eurocurrency Rate plus a margin ranging from 1.50% to 2.50% per annum (such margin determined by reference to the leverage ratio set forth in the credit agreement). Certain commitment fees are also payable under the credit agreement. The credit agreement contains various covenants. They include, among others, a maximum net debt to earnings before income tax, depreciation and amortization ratio and a minimum interest coverage ratio. The credit facility is guaranteed by certain of the Company’s domestic subsidiaries (the “Guarantors”). Borrowings under the credit agreement are collateralized by the assets of the Company and the Guarantors, including certain real property, equipment, accounts receivable, inventory and the stock of certain of the Company’s and the Guarantors’ subsidiaries.

At December 21, 2016, the Company amended the Revolving Credit Agreement (Second Amendment to Credit Agreement and Limited Waiver Agreement), which among other matters, reduced the credit limit of the credit facility from $300,000 thousand to $200,000 thousand. At December 31, 2016 and 2015, the undrawn balance was $75,000 thousand and $198,978 thousand, respectively. In addition, this agreement served as a waiver of non‑compliance of certain restrictive financial loan covenants as of December 31, 2016.

As part of the refinancing process mentioned above, on February 15, 2017, the Company entered into the Amended Revolving Credit Facility Agreement to amend the Revolving Credit Agreement (see Note 38).

The detail, by currency, of non‑current and current bank borrowings, at December 31, is as follows:

	2016
	Limit US$’000	Non‑Current Amount Drawn Down US$’000	Current Amount Drawn Down US$’000	Total US$’000
Borrowings in euros	276,000	54,458	179,900	234,358
Borrowings in US Dollars	240,000	125,015	32,283	157,298
Borrowings in other currencies	31,000	—	29,635	29,635
Total	547,000	179,473	241,818	421,291

	2015
	Limit US$’000	Non‑Current Amount Drawn Down US$’000	Current Amount Drawn Down US$’000	Total US$’000
Borrowings in euros	319,000	109,056	149,179	258,235
Borrowings in US Dollars	320,000	100,048	3,080	103,128
Borrowings in other currencies	130,000	14,572	30,295	44,867
Total	769,000	223,676	182,554	406,230

The detail, by maturity, of the non‑current bank borrowings at December 31 is as follows:

	2016
	2018 US’000	Total US$’000
Borrowings to finance investments	8,198	8,198
Credit facilities	171,260	171,260
Other	15	15
Total	179,473	179,473

			2015
	2017 US’000	2018 US’000	2019 US’000	2020 US’000	Other US$’000	Total US$’000
Borrowings to finance investments	18,271	20,399	4,536	—	14,072	57,278
Credit facilities	17,194	136,807	—	—	—	154,001
Other	1,502	998	998	998	7,901	12,397
Total	36,967	158,204	5,534	998	21,973	223,676

The average interest rate on the Company’s financial borrowings during 2016 was 5.03%, including discontinued operations; and, 4.78%, excluding discontinued operations (5.44% in 2015, until the date of the Business Combination).

Borrowings to finance investments

Borrowings to finance investments include bank borrowings, secured by a guarantee, arranged to finance investments in non‑current assets, including most following at December 31:

		2016
Purpose	Maturity	Limit US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
Corporate finance	2021	14,000	—	13,350	13,350
Sundry investments in South Africa	2018	25,000	—	23,840	23,840
Syndicated financing for sundry investments in France	2018	17,000	8,198	8,199	16,397
Investments in MangShi plant	2019	14,000	—	13,176	13,176
Acquisition of SamQuarz (Pty.), Ltd.	2018	6,000	—	5,781	5,781
Others		—	—	199	199
Total		76,000	8,198	64,545	72,743

		2015
Purpose	Maturity	Limit US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
Corporate finance
Sundry investments in South Africa	2016	21,000	—	20,616	20,616
Sundry investments in South Africa	2018	16,000	—	13,549	13,549
Syndicated financing for sundry investments in France	2026	36,000	6,772	3,472	10,244
Investments in MangShi plant	2018	42,000	16,935	8,468	25,403
Acquisition of SamQuarz (Pty.), Ltd.	2019	18,000	13,609	4,536	18,145
Corporate investment financing	2018	6,000	5,890	—	5,890
2021		14,000	14,072	—	14,072
Total		153,000	57,278	50,641	107,919

Main bank borrowings to finance investments agreements include conditions relating to the achievement of certain financial and equity ratios associated with the separate financial statements of each company that is a party thereto, that had not been achieved as of year‑end, except in the case of the syndicated credit facilities granted to FerroPem, S.A.S.

As mentioned above, in February 2017, the Company issued Senior Notes in the amount of $350 million, which were primarily used to repay a majority of the amount drawn down as of December 31, 2016. See Note 38 for further detail about the refinancing arrangement.

26.  Deferred tax

The changes in deferred tax assets and liabilities in 2016 and 2015 were as follows:

	Deferred Tax Assets US$’000	Deferred Tax Liabilities US$’000
Balance at December 31, 2014	20,606	49,631
Increases	1,080	9,542
Business combination	22,994	140,434
Decreases	(3,526)	(10,692)
Exchange differences	(2,084)	2,833
Balance at December 31, 2015	39,070	191,748
Increase	27,920	9,150
Business Combination	337	—
Decrease	(21,056)	(62,128)
Exchange differences	(1,321)	765
Balance at December 31, 2016	44,950	139,535

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2016, and 2015 consist of the following:

	2016 US’000	2015 US’000
Deferred tax assets:
Non‑current assets	8,822	17,423
Provisions	15,418	14,819
Depreciation and amortization charge	807	2,580
Hedging instruments	199	1,762
Tax losses, incentives, reductions and credits carry forwards	19,391	2,404
Other	313	82
Total	44,950	39,070
Deferred tax liabilities:
Non‑current assets	—	54,943
Depreciation and amortization charge	132,481	126,442
Inventories	1,441	6,966
Other	5,613	3,396
Total	139,535	191,748

Under current legislation, tax returns cannot be deemed final until they have been audited by the tax authorities or until the applicable Statute of Limitations period has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities that cannot be quantified.

In 2016, the Company was under income tax audits in various taxing jurisdictions in which it has significant business operations. In Spain, the Company was under an income tax audit for the 2010, 2011 and 2012 tax years. In France, the Company was under an income tax audit for the 2012, 2013 and 2014 tax years. In the United States, the Company was under an income tax audit for the 2012 and 2013 fiscal years. During 2016, the Company was able to conclude all of these audits with the tax authorities and the income tax expense from the conclusion of the audits is reflected in the total tax expense.

27.  Obligations under finance leases

Non‑current and current obligations under finance leases comprise the following at December 31:

	2016			2015
	Non‑ Current US$’000	Current US$’000	Total US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
Hydroelectrical installations (including power lines and concessions)	—	—	—	84,055	10,335	94,390
Other finance leases	3,385	1,852	5,237	5,713	3,094	8,807
	3,385	1,852	5,237	89,768	13,429	103,197

The most significant finance lease relates to the Company’s rights to use certain hydroelectrical installations in Spain. Liability related to Spanish hydroelectrical installations as of December 31, 2016 has been recognized in the account “Liabilities associated with assets held for sale — obligations under financial leases” (see Note 14), and as of December 31, 2016 there are non‑current and current balances amounting $70,876 thousand and $10,507 thousand, respectively.

The detail, by maturity, of the non‑current payment obligations under finance leases as of December 31, 2016 is as follows:

	2018 US’000	2019 US’000	2020 US’000	2021 US’000	Other US$’000	Total US$’000
Other finance leases	1,391	942	446	471	135	3,385
Total	1,391	942	446	471	135	3,385

28.  Grants and other financial liabilities

Other financial liabilities comprise the following at December 31:

	2016			2015
	Non‑ current US$’000	Current US$’000	Total US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
Financial loans with government agencies investments	85,768	1,592	87,360	—	—	—
Derivatives	699	—	699	7,549	—	7,549
Total	86,467	1,592	88,059	7,549	—	7,549

Financial loans with governments agencies

On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the ‘Ministry’), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of $47.3 million and $28.3 million, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. Each loan is to be repaid in seven instalments over a 10‑year period with the first three years as a grace period. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. This loan includes several conditions, both quantitative and qualitative in nature. As of December 31, 2016, the amortized cost of these loans was $75,108 thousand.

The remaining non‑current and current balances of the ‘Financial loans with governments agencies’ includes several loans granted mainly by French and Spanish government agencies.

Derivatives

‘Other financial liabilities — derivatives consist solely of interest rate swaps (“IRS”), which hedge the risk of changes in interest rates on certain non‑ current and current obligations.

The following interest rate swaps were outstanding at December 31:

	2016					2015
	Nominal Amount US$’000	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Market Value US$’000	Nominal Amount US$’000	Maturity US$’000	Fixed Interest Rate	Reference Floating Interest Rate	Market Value US$’000
Lease of hydroelectrical installations	—	—	—	—	—	130,644	2022	2.05%	6‑month Euribor	(6,363)
Financing for investments in Chinese subsidiaries	26,353	2019	2.81%	6‑month Euribor	(699)	27,218	2019	2.81%	6‑month Euribor	(1,150)
Other Financing					—					(36)
					(699)					(7,549)

On February 15, 2017, the IRS corresponding to the ‘Financing for investments in Chinese subsidiaries’ was paid together with the amount of the related loan, in the context of the Company’s refinancing process described in Note 38.

At the date of issuance of this report, in accordance with IAS 39, no derivatives are considered as hedging accounting.

Foreign currency swaps (forwards)

As of December 31, 2016, the Company has arranged forward foreign currency purchase and sale transactions with various banks amounting $4,018 thousand and $29,836 thousand, respectively, to be settled during 2017 (versus $18,535 thousand, $28,679 thousand and ZAR 371,973 thousand settled in 2015, respectively). At December 31, 2016 and 2015, the fair value of these forwards was not significant.

Estimate of fair value

Assets and liabilities measured at fair value, based on the hierarchy levels mentioned in Note 4.5, at December 31 are as follows:

	2016
	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000
Non‑current non‑financial assets:
Biological assets (see Note 24)	17,365	—	—	17,365
Financial liabilities:
Other financial liabilities — derivatives	699	—	699	—

	2015
	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000
Non‑current non‑financial assets:
Biological assets (see Note 24)	13,767	—	—	13,767
Financial liabilities:
Other financial liabilities — derivatives	7,549	—	7,549	—

The changes in 2016 and 2015 in “assets and liabilities measured at fair value” classified in Level 3 were as follows:

Level 3 Balance US$’000
January 1, 2015	17,495
Profit for the year (revaluation) (Note 10)	1,336
Translation differences and other	(5,064)
December 31, 2015	13,767
Profit for the year (revaluation) (Note 10)	1,891
Translation differences and other	1,707
December 31, 2016	17,365

29.  Trade and other payables

	2016			2015
	Non‑ Current US$’000	Current US$’000	Total US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
Payable to suppliers		153,289	153,289	—	143,390	143,390
Trade notes and bills payable		4,417	4,417	—	3,683	3,683
Payable to non‑current asset suppliers	—	1,105	1,105	—	1,993	1,993
Guarantees and deposits	36	—	36	35	—	35
Remuneration payable	—	34,182	34,182	—	37,141	37,141
Tax payables	—	12,403	12,403	—	15,598	15,598
Current income tax liabilities	—	961	961	—	10,887	10,887
Other liabilities	5,701	17,090	22,791	4,482	67,176	71,658
Payables to related parties (note 39)	—	30,738	30,738	—	7,827	7,827
	5,737	254,185	259,922	4,517	287,695	292,212

Tax Payables

Tax payables comprise the following at 31 December:

	2016			2015
	Non‑ Current US$’000	Current US$’000	Total US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
VAT	—	1,853	1,853	—	464	464
Accrued social security taxes payable	—	3,940	3,940	—	6,605	6,605
Personal income tax withholding payable	—	855	855	—	909	909
Other	—	5,755	5,755	—	7,620	7,620
	—	12,403	12,403	—	15,598	15,598

Other liabilities

At December 31, 2015, Other current liabilities include the $32,500 thousand accrual for a shareholder settlement, as well as $10,000 thousand accrued for Plaintiff legal fees as ordered by the Court, in relation to litigation related to the Business Combination. $8,500 thousand of the Plaintiff legal fees were recoverable by insurance and are recorded as a receivable in Other current assets (see Note 24). This matter was settled in early 2016 and no liability remains related to the shareholder lawsuit as of December 31, 2016.

30.  Provisions

Non‑current and current provisions comprise of the following at 31 December:

	2016			2015
	Non‑ Current US$’000	Current US$’000	Total US$’000	Non‑ Current US$’000	Current US$’000	Total US$’000
Provision for pensions	60,660	216	60,876	58,308	195	58,503
Environmental provisions	2,778	305	3,083	2,373	352	2,725
Provision for litigation	—	—	—	—	787	787
Provisions for third party liability	5,822	13	5,835	5,323	1,965	7,288
Other Provisions	12,697	19,093	31,790	15,849	5,711	21,560
	81,957	19,627	101,584	81,853	9,010	90,863

The changes in the various line items of provisions in 2016 and 2015 were as follows:

	Provision for Pensions (Note 36) US$’000	Environmental Provision US$’000	Provisions for Litigation in Progress US$’000	Provisions for Third‑Party Liability US$’000	Other Provisions US$’000	Total US$’000
Balance at January 1, 2015	44,927	1,903	807	8,909	120	56,666
Charges for the year	5,208	139	331	2,270	4,003	11,951
Provisions reversed with a credit to income	(149)	(55)	(265)	(232)	—	(701)
Incorporation to the scope of consolidation	20,582	978	—	—	17,756	39,316
Amounts used	(2,928)	—	—	(4,356)	(275)	(7,559)
Provision against equity	(756)	—	—	—	—	(756)
Exchange differences and others	(8,381)	(240)	(86)	697	(44)	(8,054)
Balance at December 31, 2015	58,503	2,725	787	7,288	21,560	90,863
Charges for the year	6,009	272	—	—	6,777	13,058
Provisions reversed with a credit to income	—	—	—	(1,765)	(156)	(1,921)
Amounts used	(4,812)	(62)	—	(189)	(2,508)	(7,571)
Provision against equity	(4,297)	—	—	—	—	(4,297)
Transfers from/(to) other accounts	—	—	(787)	—	7,384	6,597
Exchange differences and others	5,473	148	—	501	61	6,183
Transfer to liabilities associated with assets held for sale (see Note 14)	—	—	—	—	(1,328)	(1,328)
Balance at 31 December 2016	60,876	3,083	—	5,835	31,790	101,584

31.  Equity

Share capital

Ferroglobe PLC was incorporated on February 5, 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On October 13, 2015, the Company increased its share capital by £50,000 thousand by issuing 50,000 sterling non‑voting redeemable preference shares (the “Non‑voting Shares”) as well as 14 ordinary shares with a par value of $1.00.

Subsequently on October 13, 2015, the Company consolidated the 15 ordinary shares at a par value of $1.00 to two ordinary shares with a par value of $7.50, for a total amount of $15.00.

On December 23, 2015, the Company acquired all the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., par value €1,000 per share, of Grupo FerroAtlántica, S.A.U. in exchange for 98,078,161 newly‑issued Ferroglobe Class A ordinary shares, nominal value $7.50 per share, making Grupo FerroAtlántica, S.A.U. a wholly‑owned subsidiary of the Company. The company subsequently redeemed all non‑voting Shares.

Subsequently on December 23, 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe Specialty Metals, Inc., and all outstanding shares of GSM common stock, par value $0.0001 per share were converted to the right to receive one newly‑issued Ferroglobe ordinary share, nominal value $7.50 per share. The ordinary shares were registered by the Company pursuant to a registration statement on Form F‑4, which was declared effective by the SEC on August 11, 2015. The shares trade on the NASDAQ Global Select Market under the ticker symbol “GSM.”

On June 22, 2016, the Company completed a reduction of the share capital, such that the nominal value of each share has been reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

On November 18, 2016, Class A ordinary shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe shareholders.

At December 31, 2016, there were 171,838,153 ordinary shares outstanding with a par value of $0.01, for a total issued and outstanding share capital of $1,795 thousand. At December 31, 2016, main shareholders were as follows:

Name	Number of shares beneficially owned	Percentage of outstanding shares
Grupo Villar Mir, S.A.U.	94,554,634	55.0%

Revaluation reserves

Valuation adjustments comprise the following at December 31:

	2016	2015
	US$’000	US$’000
Actuarial gains and losses	(7,509)	(11,806)
Hedging instruments and other	(4,378)	(6,629)
Total	(11,887)	(18,435)

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

•	Cash flows from continuing operations.

•	Long‑term corporate financing through each of the Company’s main subsidiaries in local currencies.

•	Revolving credit facilities taken out by the Company to provide subsidiaries financing.

Given the complexity of the Venezuelan financial market and the restrictions on capital flows, long‑term financing is structured through intercompany loan agreements for Venezuelan subsidiaries.

Management reviews the Company’s capital structure and position using the financial ratios discussed in Note 16 (Bank borrowings), including the leverage ratio, which management deemed adequate at December 31 as follows:

	2016 US’000	2015 US’000
Consolidated equity	892,042	1,294,973
Gross financial debt(*)(**)	514,587	516,976
Cash and cash equivalents	(196,931)	(116,666)
Net financial debt	317,656	400,310
Net financial debt/Consolidated equity(***)	35.61%	30.91%

(*)	Including the carrying amount (fair value) of the hedging derivatives recognized, arranged by several subsidiaries.

(**)
As of December 31, 2016 this caption, due to its classification as “held for the sales” the balances corresponding to the Spanish energy business, do not contain the “gross financial debt” nor “cash and cash equivalents” that amount to $86,959 thousand and $51 thousand, respectively. Consequently, if these balances were included, the “Net financial debt” would be $404,615 thousand, and the ratio “Net financial debt/Consolidated equity” of 45.4%.

(***)	Some bank borrowings require a leverage ratio lower than 100%.

The distribution of the Company’s borrowings between non‑current and current is as follows:

	2016(*)		2015
	Balance US$’000%		Balance US$’000%
Non‑current gross financial debt	269,325	52.34%	320,993	62.09%
Current gross financial debt	245,262	47.66%	195,983	37.91%
Gross financial debt	514,587	100.00%	516,976	100.00%

(*)
As of December 31, 2016 this caption, due to its classification as “held for sale” the balances corresponding to the Spanish energy business (see Note 1), do not contain the “non‑current gross financial debt” nor “Current gross financial debt” amounted $76,452 thousand and $10,507 thousand, respectively. Consequently, if these balances were taken, the “Gross financial debt” would be $601,546 thousand.

32.  Non‑controlling interests

The changes in Non‑controlling interests in the consolidated statements of financial position in 2016 and 2015 were as follows:

Balance (US$’000)
January 1, 2015	17,978
Loss for the year	(15,204)
Business combination	144,533
Translation differences and other	(5,484)
December 31, 2015	141,823
Loss for the year	(20,186)
Translation differences and other	3,919
December 31, 2016	125,556

The stand‑alone statutory information regarding the largest non‑controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follow:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly‑owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (“Dow Corning”), an unrelated third party. As part of the sale of the 49% membership interest to Dow Corning, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow Corning and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow Corning. As of December 31, 2016, and 2015, the balance of non‑controlling interest related to WVA was $93,506 thousand and $95,169 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly‑owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow Corning, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2016, and 2015, the balance of non‑controlling interest related to QSLP was $45,349 thousand and $49,404 thousand, respectively.

	2016
	WVA	QSLP
	US$’000	US$’000
Balance Sheet
Non‑current assets	69,329	30,410
Current assets	34,116	64,307
Non‑current liabilities	4,226	12,276
Current liabilities	16,121	17,016
Income Statement
Sales	165,640	96,869
Operating profit	6,197	833
Profit before taxes	6,209	886
Net Income	9,782	886
Cash Flow
Cash flows from operating activities	10,012	4,690
Cash flows from investing activities	(8,496)	(6,142)
Cash flows from financing activities	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	85
Beginning balance of cash and cash equivalents	—	2,109
Ending balance of cash and cash equivalents	1,516	742

33.  Guarantee commitments to third parties and other contingent assets and liabilities

Guarantee commitments to third parties

As of December 31, 2016 and 2015, the Company has provided bank guarantee commitments to third parties amounting $43,944 thousand and $62,279 thousand, respectively. Management believes that any unforeseen liabilities as at December 31, 2016 that might arise from the guarantees given would not be material.

Contingent assets

In 2015, FerroAtlántica filed a claim to recover the initial joint venture contribution of approximately $17 million from its counterparty in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. An arbitration hearing took place on April 2015 and, on June 10, 2016, an award of $17 million, plus costs, was confirmed in favour of FerroAtlántica. This award is binding and FerroAtlántica is now seeking to enforce the award. While the Company continues to pursue recovery, the Company considers recovery against the claim unlikely due to the apparent financial condition of the respondents.

Contingent liabilities

In the ordinary course of its business, Ferroglobe is subject to periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although Ferroglobe cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, Ferroglobe does not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Matters pertaining to Joint Ventures

In March 2017, the Company received a demand for mediation from its North American joint venture partner regarding a dispute in relation to the price of coal charged by its subsidiary, Alden Resources, to its North American joint ventures. The non‑binding mediation is scheduled for June 2017. Although investigation of this matter is underway, the period that is reasonably in dispute, the amount in dispute, including the materiality of such amount, and the expected outcome of the mediation process are uncertain at this stage.

Asbestos claims

Certain maintenance employees of FerroPem, S.A.S. entities in France may have been exposed prior to the early 1990s to asbestos in furnaces located at FerroPem, S.A.S. plants before those plants were purchased by the FerroAtlántica Group. During the period in question, FerroPem, S.A.S. was wholly‑owned by Pechiney Bâtiments, which has indemnification obligations to our FerroAtlántica Group division pursuant to the sale and purchase agreement under which ownership of FerroPem, S.A.S. was transferred to our FerroAtlántica Group division in 2005 by Río Tinto France. As of the date of this annual report, at least 35 claims for inexcusable negligence (“faute inexcusable”) are pending against FerroPem, S.A.S. for reasons of alleged injuries resulting from alleged asbestos exposure. The claims for inexcusable negligence are based either on the occurrence of work accidents (“accident du travail”) or on the recognition of an occupational disease (“maladie professionelle”). Additional cases claiming damages for injuries related to asbestos exposure may be filed in the future. FerroPem, S.A.S. has initiated an arbitration process according to the terms contained in the sale and purchase agreement to enforce its indemnification rights against Río Tinto France with respect to the asbestos claims. The arbitration hearing is currently being planned.

Environmental matters

On April 10, 2015, the Magistrate Court Number 2 of Santiago de Compostela in Spain notified FerroAtlántica of the opening of proceedings against the former Quality Control and Environmental Evaluation General Director for Galicia for an alleged criminal offense against the environment. FerroAtlántica was alleged to have profited from the alleged offense, which involved a determination regarding the flow of a river on which certain of its hydroelectric facilities are located. In addition, FerroAtlántica was required to post a bond in the amount of $9.0 million to guarantee any civil financial responsibility that may be imposed on it as a result of the proceedings, which seek disgorgement of profits in the amount of approximately $6.7 million. The civil complaint against FerroAtlántica was dependent on the criminal proceeding against the aforementioned public official. On February 2, 2017, the Magistrate Court dismissed the case against FerroAtlántica as well as against the General Director because the Statute of Limitations for the alleged criminal offense had expired.

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with Globe subsidiary Globe Metallurgical, Inc. (GMI) to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”), alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly, Ohio facility.

Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defences to the NOV/FOV. As a result of that meeting, GMI has agreed to the government’s request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures at certain emission units at the Beverly facility. As part of the on‑going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment and/or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty that could result from a negotiated resolution of this matter. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

34.  Operating lease arrangements

The Company also enters into operating leases, the most significant of which relates to the Company’s office leases. Expenses associated with operating leases are recorded in Other operating expenses in the consolidated income statement, and the minimum lease payments on operating leases at December 31 are as follows:

	2016 US’000	2015 US’000
Minimum operating lease payments
Within 1 year	1,788	2,067
Between 1 & 5 years	5,555	8,412
After 5 years	2,315	11,033
	9,658	21,512

35.  Share‑based Compensation

a.	Stock plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected employees of Ferroglobe PLC and of the Group. Its main purpose is to increase the interest of the employees in Ferroglobe PLC’s long‑term business goals and performance through share ownership. The Plan is an incentive for the employees’ future performance and commitment to the goals of Ferroglobe PLC.

The following share‑based payment arrangements were in existence during the current and prior years:

Option Series	Number	Grant Date	Expiration	Exercise Price	Fair Value at Grant Date
Equity Incentive plan	264,933	November 24, 2016	November 24, 2019	Nil	$11.81

All options vests when a plan participant’s right to receive the share‑based payment under the terms of the Plan is no more conditional on the satisfaction of any vesting conditions. Each of the share options granted on November 24, 2016 are subject to four performance conditions that can be summarized as follows:

Option Series	Date of Grant	Vesting Conditions
Equity Incentive plan	November 24, 2016	30% total shareholder return (“TSR”) relative to a comparator group
30% TSR relative to S&P Global 1200 Metals and Mining Index
20% return on invested capital (“ROIC”)
20% net operating profit after tax (“NOPAT”)

Fair Value

The weighted average fair value of the share options granted during the financial year is $11.94. The Company estimates the fair value of the stock options using the Stochastic and Black‑Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant. The Company has recently listed; therefore, a proxy volatility figure was used for the purposes of the valuation. The following assumptions were used to estimate the fair value of Ferroglobe stock options:

Equity Incentive plan — November 24, 2016
Grant date share price	$11.81
Exercise price	Nil — awards are free to the recipient therefore have an exercise price of nil.
Expected volatility	44.83%
Option life	3.00 years
Dividend yield	0%
Risk‑free interest rate	1.39%
TSR performance conditions:
Comparator companies — volatility
For each company in the TSR comparator group, we have calculated the volatility using the same method used to calculate the Company’s volatility, using historical data (where available) which matches the length of the performance period remaining at grant date (i.e. 2.1 years).

Comparator companies — correlation	Correlations above 20% are considered significant and have been incorporated into the valuation model (100% represents perfect positive correlation and 0% represents no correlation)
TSR performance and averaging periods	The Company’s TSR was 40.0% compared to a median comparator group TSR of 56.4% (Part A) and median index TSR of 45.65% (Part B).
For both parts of the award this decreases the fair value of this part of the award compared to that of a value excluding this known data as the Company is starting from a disadvantaged position.

There were 264,933 options that were granted during the year under the plan. There were no shares that were exercised during the year. For the year ended December 31, 2016, share‑based compensation expense related to this stock plan amounted to $106 thousand, which is recorded in Staff costs.

Share options outstanding at year end had a weighted average contractual life 2.92 years.

b.	Options assumed under business combination

Prior to the business combination, shares of Globe Specialty Metals common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ. As a result of the business combination, each share of Globe common stock was converted into the right to receive one Ferroglobe ordinary share. The shares of Globe common stock were suspended from trading on NASDAQ effective as of the opening of trading on December 24, 2015. Ferroglobe ordinary shares were approved for listing on The NASDAQ Global Market. At the effective time of the business combination, GSM stock and stock‑based awards were replaced with stock and stock‑based awards of Ferroglobe in a one to one exchange.

There were no options granted or exercised from the date of the business combination through December 31, 2015 or for the year ended December 31, 2016. There were 681,288 share options which expired during the year ended December 31, 2016.

A summary of options outstanding as of December 31, 2016:

	Number of Options	Weighted‑ Average Exercise Price $	Weighted‑ Average Remaining Contractual Term in Years	Aggregate Intrinsic Value $
Outstanding as of December 31, 2015	1,310,666	16.80
Expired	(681,288)	18.83
Outstanding as of December 31, 2016	629,378	14.59	1.75	580
Exercisable as of December 31, 2016	588,545	14.30	1.69	580

The Company estimates the fair value of stock options using the Black‑Scholes option pricing model. The following assumptions were used to estimate the fair value of Ferroglobe stock option replacement awards issued on the date of the business combination. No other stock options were granted from the date of the business combination through December 31, 2016 under the legacy Globe plan:

Risk‑free interest rate	1.33 to 1.53%
Expected dividend yield	2.98%
Expected volatility	35.07 to 37.23%
Expected term (years)	3.00 to 5.00

The risk‑free interest rate is based on the yield of zero coupon U.S. Treasury bonds with terms similar to the expected term of the options. The expected dividend yield is estimated over the expected life of the options based on our historical annual dividend activity. Volatility reflects movements in our stock price over the most recent historical period equivalent to the expected life of the options. The expected forfeiture rate is zero as anticipated forfeitures are estimated to be minimal based on historical data. The expected term is the average of the vesting period and contractual term.

As of December 31, 2016, there are total vested options of 588,545 and 40,833 unvested options outstanding.

From the date of the business combination through December 31, 2015, share‑based compensation expense related to stock options was $1. For the year ended December 31, 2016, share based compensation expense related to stock options under this plan was ($69) thousand. The expense is reported within Staff costs in the consolidated income statement.

c.	Executive bonus plan assumed under business combination

Prior to the business combination, the Company also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. From the date of the business combination through December 31, 2015, no restricted stock units were granted and no restricted options were exercised. As of December 31, 2016, and 2015 year end 384,910 and 517,367 respectively, restricted stock units were outstanding.

From the date of the business acquisition through December 31, 2015, share‑based compensation expense for these restricted stock units was $39 thousand ($23 thousand after tax). For the year ended December, 31 2016, share based compensation expense for these restricted stock units was $2,930 thousand ($1,729 thousand after tax). The expense is reported within Staff costs in the consolidated income statement. At the year ended December 31, 2016 and 2015, the liability associated with the restricted stock option is $4,566 thousand and $2,739 thousand, respectively; of which $997 thousand and $57 thousand are included in other current liabilities, respectively; and $3,569 thousand and $2,682 thousand included in other non‑current liabilities, respectively.

d.	Stock appreciation rights assumed under business combination

The Company issues cash‑settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one‑third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black‑Scholes option pricing model. From the date of the business combination through December 31, 2015, there were no stock appreciation rights issued and no stock appreciation rights exercised. During the year ended December 31, 2016 there were 16,510 stock appreciation rights granted, 35,725 stock appreciation rights cancelled and there were no exercises during the year. As of December 31, 2016, and 2015, there were 1,572,274 and 1,591,489 stock appreciation rights outstanding, respectively.

From the date of the business combination through December 31, 2015, pre‑tax compensation expense for these stock appreciation rights was $27 thousand ($16 thousand after tax). For the year ended December 31, 2016 pre‑tax compensation expense for these stock appreciation rights was $1,673 thousand ($987 thousand after tax). At the year ended December 31, 2016 and 2015, the liability associated with the stock appreciation rights is $2,943 thousand and $1,260 thousand, respectively; of which $2,698 thousand and $991 thousand are is included in other current liabilities, respectively; and $245 thousand and $269 thousand are included in other non‑current liabilities respectively.

e.	Unearned compensation expense

As of December 31, 2016, the Company has no unearned pre‑tax compensation expense related to non‑vested liability classified stock options as all awards were fully vested. Unearned compensation expense represents the minimum expense to be recognized over the grant date vesting terms or earlier as a result of accelerated expense recognition due to remeasurement of compensation cost for liability classified awards. Future expense may exceed the unearned compensation expense in the future due to the remeasurement of liability classified awards. As of December 31, 2016, and 2015, the Company has unearned pre‑tax compensation expense of $5 thousand and $35 thousand, respectively; and $0 and $585 thousand related to non‑vested equity classified stock options and restricted stock grants, respectively which will be recognized over a weighted average term of 0.04 and 1.31, respectively, and 0 and 4.90 years, respectively.

36.  Retirement benefit schemes

The main provisions relating to employee obligations are as follows:

France

These relate to various obligations assumed by FerroPem, S.A.S. with various groups of employees relate to long‑service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2016 and 2015 were as follows:

	2016 US’000	2015 US’000
Obligations at beginning of year	26,834	30,115
Current service cost	1,530	1,545
Borrowing costs	527	531
Actuarial differences	2,854	(846)
Benefits paid	(972)	(1,016)
Exchange differences	(1,040)	(3,495)
Obligations at end of year	29,733	26,834

At December 31, 2016 and 2015, the effect of a 1% change in the cost of this provision would have resulted in a change to the provision of approximately $1,926 thousand and $1,912 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2016:

2016 US’000
2017	1,372
2018	1,189
2019	1,183
2020	1,431
2021	1,139
Years 2022 ‑ 2026	8,792

The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

South Africa

Defined benefit plans relate to Retirement medical aid obligations and Retirement benefits. Actuarial valuations are performed periodically by independent third parties and in the actuary’s opinion the fund was in a sound financial position. The valuation was based upon the amounts as per the latest valuation report received from third party experts.

Retirement medical aid obligations

The Company provides post‑retirement benefits by way of medical aid contributions for employees and/or dependents.

Retirement benefits

It is the policy of the Company to provide retirement benefits to all its employees and therefore membership of the retirement fund is compulsory. The Company has both defined contribution and defined benefit plans. The pension fund obligation is recognized in current provisions as the Company will contribute the difference to the plan assets within the next 12 months.

In this regard, the changes of this provision in 2016 and 2015 were as follows:

	2016 US’000	2015 US’000
Obligations at beginning of year	7,989	9,933
Current service cost	307	522
Borrowing costs	817	153
Actuarial differences	(998)	90
Benefits paid	(424)	(333)
Exchange differences	1,069	(2,376)
Obligations at end of year	8,760	7,989

At December 31, 2016 the effect of a 1% change in the cost of the medical aid and Retirement benefits would have resulted in a change to the provision of approximately $607 thousand ($1,763 thousand in 2015).

The breakdown, in percentage, of the plan assets are as follows:

	2016 US’000	2015 US’000
Cash	17.42%	10.15%
Equity	35.31%	39.45%
Bond	13.23%	15.98%
Property	2.76%	2.63%
International	25.47%	28.46%
Others	5.81%	3.33%
Total	100.00%	100.00%

As of December 31, 2016 and 2015 the Plan assets amounted to $3,532 thousand and $2,703 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2016 US’000	2015 US’000
Fair value of plan assets at the beginning of the year	2,703	3,676
Interest income on assets	284	216
Benefits paid	—	(579)
Actuarial differences	(112)	69
Other	657	(679)
Fair value of plan assets at the end of the year	3,532	2,703
Actual return on assets	165	285

Venezuela

Benefit Plan

The company FerroVen has pension obligations to all of its employees who, once reaching retirement age, have accumulated at least 15 years of service to the company and receive a Venezuelan Social Security Institute (IVSS) pension. In addition to the pension paid by the IVSS, 80% of the basic salary accrued when the pension benefit is awarded is guaranteed and paid by means of a lifelong monthly pension.

The most recent present value of the defined benefit obligation actuarial valuation was determined at December 31, 2016 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2016 and 2015 were as follows:

	2016 US’000	2015 US’000
Obligations at beginning of year	3,089	2,565
Current service cost	89	613
Borrowing costs	535	3,953
Actuarial differences	2,262	—
Benefits paid	(135)	(303)
Exchange differences	(2,885)	(3,739)
Obligations at end of year	2,955	3,089

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2016	2015	2016	2015	2016	2015
Salary increase	1.60% ‑ 6.10%	1.60% ‑ 6.10%	8.2%	8.3%	60%	60%
Discount rate	2%	2%	9.8%	9.5%	76.80%	66.40%
Expected inflation rate	1.60%	1.60%	7.2%	7.2%	200%	60%
Mortality	TGH05/TGF05	TGH05/TGF05	PA(90)	N/A	UP94	UP94
Retirement age	65	65	63	63	63	63

North America

a. Defined Benefit Retirement and Postretirement Plans

Globe Metallurgical Inc. (GMI) sponsors three non‑contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non‑contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

Quebec Silicon, sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Post‑retirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits. The contributory defined benefit pension plan was closed to new participants in December 2013. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada (“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company’s long‑term funding targets.

Benefit Obligations and Funded Status — The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2016 and 2015:

	2016				2015
	USA	Canada			USA	Canada
	Pension Plans US$’000	Pension Plans US$’000	Post‑ retirement Plans US$’000	Total US$’000	Pension Plans US$’000	Pension Plans US$’000	Post‑ retirement Plans US$’000	Total US$’000
Benefit obligation	36,762	21,854	7,382	65,998	37,394	20,657	7,304	65,355
Fair value of plan assets	(29,711)	(16,859)	—	(46,570)	(29,427)	(15,346)	—	(44,773)
Provision for pensions	7,051	4,995	7,382	19,428	7,967	5,311	7,304	20,582

All North American pension and postretirement plans are underfunded. At December 31, 2016 and 2015, the accumulated benefit obligation was $58,616 thousand and $58,051 thousand for the defined pension plan and $7,382 thousand and $7,304 thousand for the postretirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2016 and 2015 for the North American plans are as follows:

	North America — 2016			North America — 2015
	USA	Canada		USA	Canada
	Pension Plan	Pension Plan	Post retirement Plan	Pension Plan	Pension Plan	Post retirement Plan
Salary increase	N/A	2.75% ‑ 3.00%	N/A	N/A	2.75% ‑ 3.00%	N/A
Discount rate	3.75% ‑ 4.00%	3.95%	4.05%	3.75% ‑ 4.00%	4.15%	4.20%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	SOA RP‑2014 Total Dataset Mortality	CPM2014‑ Private	CPM2014‑ Private	RP‑2014 Blue Collar	CPM2014‑ Private	CPM2014‑ Private
Retirement age	65	65	55	65	60	60

The discount rate used in calculating the present value of our North American pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2016 and the Citigroup Pension Discount Curve for 2015 both the GMI plans and Core Metals plan, and the Mercer Proprietary Yield Curve for 2016 and 2015 Quebec Silicon pension and postretirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $1,167 thousand to the defined benefit pension and postretirement plans for the year ending December 31, 2017.

The following reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2016:

	Pension Plans US$’000	Non‑pension Postretirement Plans US$’000
2017	3,077	216
2018	3,183	218
2019	3,253	220
2020	3,291	219
2021	3,315	226
Years 2022 ‑ 2026	17,035	1,335

The accumulated non‑pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 6.0% for 2017 and decreasing to an ultimate rate of 4.3% in fiscal 2033. At December, 31 2016 and 2015, the effect of a 1% increase in health care cost trend rate on the non‑pension postretirement benefit obligation is $1,857 thousand and $1,392 thousand, respectively. At December, 31 2016 and 2015 the effect of a 1% decrease in health care cost trend rate on the non‑pension postretirement benefit obligation is ($1,451) thousand and ($1,087) thousand, respectively.

The changes of this provision 2016 were as follows:

	2016
	USA	Canada
	Pension Plans US$’000	Pension Plans US$’000	Post‑retirement Plans US$’000	Total US$’000
Obligations at beginning of year	37,394	20,657	7,304	65,355
Service cost	226	165	252	643
Borrowing cost	1,449	877	317	2,643
Actuarial differences	(503)	384	(594)	(713)
Benefits paid	(1,732)	(927)	(138)	(2,797)
Exchange differences	—	698	241	939
Expenses	(72)	—	—	(72)
Plan amendments	—	—	—	—
Obligations at end of year	36,762	21,854	7,382	65,998

The plan assets of the defined benefit and retirement and post retirement plans in North America are comprised of assets that have quoted market price in an active market. The breakdown as of as of December 31, 2016 and 2015 of the assets by class are:

	2016 US$’000	2015 US$’000
Cash	2%	1%
Equity Mutual Funds	46%	54%
Fixed Income Securities	50%	43%
Real Estate Mutual Funds	2%	2%
Total	100%	100%

As at December 31, 2016, the changes in Plan assets were as follows:

	2016
	USA	Canada
	Pension Plans US$’000	Pension Plans US$’000	Total US$’000
Fair value of plan assets at the beginning of the year	29,427	15,346	44,773
Interest income on assets	1,130	663	1,793
Benefits paid	(1,732)	(927)	(2,659)
Actuarial return (loss) on plan assets	936	444	1,380
Other	(50)	1,333	1,283
Fair value of plan assets at the end of the year	29,711	16,859	46,570

b.	Other Benefit Plans

The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

The Company’s subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. The Company agrees to match 25% of participants’ contributions up to a maximum of 6% of compensation. Additionally, subsequent to the acquisition of Core Metals, the Company began sponsoring the Core Metals defined contribution plan. Under the plan the Company may make discretionary payments to salaried and non‑union participants in the form of profit sharing and matching funds.

Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

37.  Financial Instruments

The Company’s activities are carried out through its operating segments and are exposed to several financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Company’s management model aims to minimize the potential adverse impact of such risks on the Company’s financial performance. Risk is managed by the Company’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Company’s operating segments, quantifying these risks by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

Each of the financial risks to which the Company is exposed in carrying out its business activities is detailed as follows:

a)	Market risk

Market risk arises when the Company’s activities expose it to the financial risks of changes in foreign exchange rates, interest rates and the fair value of certain raw materials.

Until the date of the Business Combination with Globe, the Company hedged such exposure using forward foreign currency contracts and interest rate swaps.

•
Foreign currency risk: the Company’s international activity generates exposure to foreign currency risk. Foreign currency risk arises when future commercial transactions and assets and liabilities are denominated in a currency other than the functional currency of the Company that performs the transaction or recognizes the asset or liability. The main exposure for the Company to foreign currency risk is that relating to the US dollar against the euro.

Forward foreign currency contracts are used for the purpose of controlling foreign currency risk.

Details of the financial instruments related to foreign currency collections and payments at December 31, 2016 and 2015 are included in Note 37 to these consolidated financial statements.

After the Business Combination with Globe, the level of contracting of forward foreign currency contracts has been reduced, and at the date of issuance of these consolidated financial statements, the amount contracted is nil due to the decision of the Company’s Corporate Finance Department, in accordance with the new conditions of the Company not to secure its positions in foreign exchange in respect of the commercial transactions.

•	Interest rate risk: this risk arises mainly from financial liabilities at floating interest rates.

The Company actively manages its risk exposure to interest rate risk to mitigate its exposure to changes in interest rates arising from the borrowings arranged with floating interest rates.

In this regard, until the date of the Business Combination with Globe, regarding corporate financing arrangements, the Company generally arranged for hedges for the total amount and term of the relevant financing, through option contracts and/or swaps.

In this regard, the main exposure for the Company to interest rate risk is that relating to the floating interest rate tied to Euribor.

To mitigate interest rate risk, the Company primarily uses swaps, which, in exchange for a fee, offer protection against an increase in interest rates.

Details of the interest rate derivative financial instruments at December 31, 2016 and 2015 are included in Note 18 to these consolidated financial statements.

Since 2015 all the interest rate derivative financial instruments have been considered as non‑hedging instruments, in accordance with IAS 39 Financial Instruments: Recognition and Measurement and, therefore the changes in its market value is recorded as a result of the year. As of the date of issuance of these financial statements and after completion of the financing (see Note 37) all derivative instruments have been settled. In this regards, the decision taken by the Company’s Corporate Finance Department, is in accordance with the new conditions of the Company not to secure the interest rate risk for local facilities.

b)	Credit risk

Credit risk arises when a third party fails to comply with its contractual obligations. In this regard, the Company’s main credit risk exposure relates to the following items:

•	Trade and other receivables.

•	Investments considered to be cash and cash equivalents.

As mentioned above the new policy after the Company’s Business Combination is not to secure its positions in foreign exchange in respect of commercial transactions.

c)	Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations.

The Company uses three main sources of financing:

•
Long‑term financing arrangements which are generally used to finance the operations of any significant subsidiary. The debt repayment profiles are established based on the capacity of each business to generate funds, allowing for variability depending on the expected cash flows for each business. Each long‑term contract usually provides for lines to finance working capital requirements at the operating subsidiary level. This ensures that sufficient financing is available to meet deadlines and maturities, which significantly mitigates liquidity risk.

•
Parent company financing, which is mainly used to provide liquidity for the operations of the Company as a whole, and to finance start up projects that require the initial support of the parent company.

•
The Company arranges firm commitments from leading financial institutions to purchase trade receivables through non‑recourse factoring arrangements. Under these agreements, the Company pays a fee to the bank for assuming its credit risk, plus interest on the financing received.

To ensure there are sufficient funds available to repay its debt in relation to its cash‑generating capacity, each year the Company’s Corporate Finance Department prepares a Financial Budget that is approved by the Board of Directors and details all financing needs and how such financing will be provided. The Budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements.

d)	Capital risk

Refer to Note 31 (Equity) for information regarding share capital, capital management, dividends, and non‑controlling interests.

e)	Quantitative information

i.	Credit risk:

	2016	2015
Percentage of accounts receivable secured through credit insurance	74%	58%

During 2016, sales corresponding to Dow Corning Corporation represented 13.5% of the Company’s sales. The sales are to the Electrometallurgy — North America and Electrometallurgy — Europe segments. However, during 2015, no single customer represented more than 10% of the Company’s sales.

ii.	Interest rate risk:

	2016(*)	2015
Percentage of financial debt tied to fixed rates	15%	1%
Percentage of financial debt secured with hedge	3%	32%
____________________

(*)
As of December 31, 2016 due to its classification as “held for the sales” the balances corresponding to the Spanish energy business (see Note 1), do not contain the ‘financial debt’ captions of the referred business. Consequently, if these balances were included, the ratio ‘Percentage of bank borrowings tied to fixed rates’ would be 13.2%, and the ratio ‘Percentage of bank borrowings secured with hedge’ of 15.9%.

Analysis of sensitivity to interest rates

Since June 30, 2015, all of our hedges have been considered ineffective under hedge accounting, and as a result the changes in market value of these derivatives are recognized in the consolidated income statement.

Changes in the market value of the interest rate derivatives arranged by the Company depend on the changes in the Euribor yield curve and long‑term swaps. The market value of these derivatives at December 31, 2016 and 2015 was $699 thousand and $7,549 thousand, respectively.

The Company performed a sensitivity analysis of the amounts of the floating rate borrowings taking into account the refinancing discussed in Note 28, which indicated that an increase of 1% in interest rates would give rise to additional borrowing costs of $1.8 million in 2017.

iii.	Foreign currency risk:

	2016	2015
Percentage of accounts receivable in currencies for which foreign currency swaps have been arranged	13.7%	25.3%
Percentage of accounts payable in currencies for which foreign currency swaps have been arranged	2.5%	21.5%

Analysis of sensitivity to exchange rates

The changes in the market value of the foreign currency derivatives arranged by the Company depend mainly on the changes in the USD/EUR spot rate and on the evolution of forward points curve. The market value of these derivatives at December 31, 2016 and 2015 was $(0.8) million for the EUR/USD position and $(1.1) million, respectively.

The detail of the sensitivity analysis (changes in the market value) of the foreign currency derivatives is as follows:

Sensitivity to the EUR/USD

	2016 $ million	2015 $ million
Exchange Rate
+10% (appreciation of the euro)	2.5	1.1
−10% (depreciation of the euro)	(2.5)	(0.4)

Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, the exchange differences are offset by the differences in value of the derivatives in profit or loss for the year.

38.  Events after the balance sheet date

Amended Revolving Credit Facility

On February 15, 2017, Ferroglobe PLC and its subsidiary Globe Specialty Metals, Inc. (collectively, together with certain subsidiaries of Ferroglobe party thereto from time to time as co‑borrowers, the “Borrowers”), certain subsidiaries of Ferroglobe party thereto as guarantors, the financial institutions party thereto as lenders (the “Lenders”) and Citizens Bank of Pennsylvania, as administrative agent for the Lenders (the “Administrative Agent”), entered into the Revolving Credit Facility Amendment to amend the Existing Revolving Credit Facility Agreement.

The Amended Revolving Credit Facility provides for borrowings up to an aggregate principal amount of $200 million to be made available to the Borrowers in U.S. Dollars. Multicurrency borrowings under the Amended Revolving Credit Facility will be available in Euros, Pound Sterling and such other mutually agreeable currencies to be determined in an aggregate amount not to exceed $100 million. The Amended Revolving Credit Facility contains a sublimit for the issuance of letters of credit in an amount of up to $25 million (up to $10 million of which may be used for letters of credit denominated in foreign currencies to be determined). The borrowings under the Amended Revolving Credit Facility will mature on August 20, 2018. Subject to certain exceptions, loans under the Amended Revolving Credit Facility may be borrowed, repaid and reborrowed at any time.

Interest rates

At Ferroglobe’s option, loans under the Amended Revolving Credit Facility will bear interest based on LIBOR (“LIBOR Rate Loans”) or the Administrative Agent’s base rate (“Base Rate Loans”) plus 4.00% (in the case of LIBOR Rate Loans) and 3.00% (in the case of Base Rate Loans). Interest on Base Rate Loans is payable quarterly in arrears. Interest on LIBOR Rate Loans is payable at the end of each applicable interest period (one, two, three or six month periods) (or at three month intervals if earlier).

Guarantees and security

The obligations of the Borrowers are guaranteed by certain subsidiaries of Ferroglobe. The obligations of the Loan Parties (as defined in the Amended Revolving Credit Facility), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

The Amended Revolving Credit Facility contains certain affirmative covenants.

Change of control

Under this Amended Revolving Credit Facility a change of control is an event of default. This means that the Administrative Agent can, upon the request of a lenders holding a majority of the revolving commitments, (1) declare all amounts outstanding (other than under hedging agreements) immediately due and payable, terminate the revolving commitments and (3) require that all outstanding letters of credit be cash collateralized. Grupo Villar Mir S.A.U. , owner of approximately 55% of our outstanding shares, has pledged all of its shares to secure its obligations to Crédit Agricole Corporate and Investment Bank, Banco Santander and HSBC. If Grupo Villar Mir S.A.U. defaults on the underlying loan we could experience a change in control.

Senior Notes due 2022

On February 15, 2017, Ferroglobe PLC and its Subsidiary Globe Specialty Metals, Inc. (together, the “Issuers”) issued $350 million aggregate principal amount of 9.375% Senior Notes due 2022 (the “Notes”). The portion corresponding to Ferroglobe PLC amounted to $150 million and the portion corresponding to Globe Specialty Metals amounted to $200 million. The interest on the Notes is payable semi‑annually on March 1 and September 1 of each year, commencing on September 1, 2017. At any time prior to March 1, 2019, the Issuers may redeem all or a portion of the Notes at a redemption price based on a “make‑whole” premium. At any time on or after March 1, 2019, the Issuers may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest. The Issuers have agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Notes. The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The indenture contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the bonds at 101%. As noted above, Grupo Villar Mir S.A.U. owns 55% of our outstanding share and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan.

New development of the Spanish Solar Project

In 2016, FerroAtlántica entered into a project with Aurinka for a feasibility study and basic engineering for an upgraded metallurgical grade (“UMG”) solar silicon manufacturing plant. Purchases under this project were approximately $2.7 million for 2016. On December 20, 2016, Ferroglobe entered into an agreement with Aurinka and Blue Power Corporation, S.L. (the “Solar JV Agreement”) providing for the formation and operation of a joint venture with the purpose of UMG solar silicon, subject to the satisfaction of certain conditions precedent. On February 24, 2017 the parties signed‑off the final JV agreement that launched the mentioned project (see Note 39). Under the Solar JV Agreement, Ferroglobe will indirectly own 75% of the operating companies to be formed which, at the date of issuance of this report, is the entity FerroSolar OpCo Group, S.L., as part of the joint venture; and, 51% of the company to be formed as part of the joint venture to hold the intellectual property rights and know how contributed by Aurinka and Ferroglobe to the joint venture which, at the date of issuance of this report, is the Group entity Silicio FerroSolar R&D, S.L.

39.  Related party transactions

Balances with related parties — continued operations

Balances with related parties — continued operations at December 31 are as follows:

	2016
	Receivables		Payables
	Non‑Current US$’000	Current US$’000	Non‑Current US$’000	Current US$’000
Inmobiliaria Espacio, S.A.	—	2,664	—	1,751
Grupo Villar Mir, S.A.U.	—	6,743	—	—
Marco International	—	756	—	—
Enérgya VM Generación, S.L	—	—	—	23
Enérgya VM Gestión, S.L	—	1,765	—	—
Villar Mir Energía, S.L.U.	2,108	39	—	5,239
Espacio Information Technology, S.A.U.	—	—	—	130
Alloys International	—	—	—	918
Blue Power Corporation, S.L.	9,845	—	—	—
Key management personnel (Note 25)	—	—	—	22,672
Other related parties	—	4	—	5
	11,953	11,971	—	30,738

	2015
	Receivables		Payables
	Non‑Current US$’000	Current US$’000	Non‑Current US$’000	Current US$’000
Inmobiliaria Espacio, S.A.	—	8,383	—	447
Marco International	—	132	—	1,678
Enérgya VM Generación, S.L	—	2,376	—	—
Enérgya VM Gestión, S.L	—	36	—	5,702
Other related parties	—	23	—	—
	—	10,950	—	7,827

The short‑term loans granted by related parties to Grupo Villar Mir, S.A. (Sole‑Shareholder Company) relate mainly to renewable cash loans earning interest at a market rate and maturing in the short‑term.

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest and has a maturity in the short‑term that is renewed tacitly upon maturity, unless the parties agreed it is repaid until maturity, extended it automatically for one year.

A former member of the board of directors and current shareholder is affiliated with Marco International, from which the Company purchases certain raw materials and to whom the Company sells silicon‑based alloys.

The loan granted to Blue Power Corporation, S.L. relates mainly to the financing of the new Spanish solar project (see Note 28). This loan accrues a market interest and will be repaid on a long‑term basis.

The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Current balances with related parties — discontinued operations

Current balances with related parties — discontinued operations (see Note 27) at December 31 are as follows:

	2016
	Receivables			Payables
	Financial	Commercial		Financial	Commercial
	Non‑Current US$’000	Non‑Current US$’000	Current US$’000	Non‑Current US$’000	Current US$’000	Non‑Current US$’000
Enérgya VM Generación, S.L	—	—	2,792	—	—	—
Villar Mir Energía, S.L.U.	—	—	—	—	—	231
Other related parties	—	—	—	—	—	23
	—	—	2,792	—	—	254

These balances arose as a result of the commercial transactions (see explanation of main transactions below).

Transactions with related parties and other related parties — continued operations

Transactions with related parties — continued operations in 2016 and 2015 are as follows:

	2016
	Sales and operating income US$’000	Cost of sales US$’000	Staff costs US$’000	Other operating US$’000	Finance income (Note 12) US$’000
Immobiliaria Espacio, S.A.	—	—	—	2	74
Grupo Villar Mir, S.A.U.	403	—	—	—	—
Villar Mir Energía, S.L.U.	45	69,083	—	525	—
Espacio Information Technology, S.A.U.	—	—	—	4,049	—
Enérgya VM Gestión, S.L	—	253	—	—
Marco International	765	5,212	—	—	—
Key management personnel (Note 25)	—	—	10,080	—	—
Other related aprties	—	—	—	85	—
	1,213	74,548	10,080	4,661	74

	2015
	Sales and operating income US$’000	Cost of sales US$’000	Staff costs US$’000	Other operating US$’000	Finance income (Note 12) US$’000
Immobiliaria Espacio, S.A.	—	—	—	3	170
Grupo Villar Mir, S.A.U.	—	—	—	—	255
Torre Espacio Castellana, S.A.U.	—	—	—	1,138
Villar Mir Energía, S.L.U.	66	85,511	—	587	—
Espacio Information Technology, S.A.U.	—	—	—	2,581	—
Marco International	—	360	—	—	—
Key management personnel (Note 25)	—	—	3,909
Other related aprties	1	—	—	156	—
	67	85,871	3,909	4,465	425

“Cost of sales” of the related parties vis‑à‑vis Villar Mir Energía, S.L. (Sole‑Shareholder Company) relates to the purchase of energy from the latter by the Company’s Electrometallurgy — Europe segment.

“Other operating expenses” relates mainly to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning (‘ERP’) that some Group entities uses; and, and other IT development projects.

Transactions with related parties and other related parties — discontinued operations

Transactions with related parties — discontinued operations (see Note 27) in 2016 and 2015 are as follows:

	2016
	Sales and Operating Income US$’000	Cost of Sales US$’000	Staff costs US$’000	Other Operating Expenses US$’000	Finance Income (Note 12) US$’000
Enérgya VM Generación, S.L.	20,553	—	—	503	—
Villar Mir Energía, S.L.U.	—	—	—	3,101	—
Other related parties	—	—	—	7	—
	20,553	—	—	3,611	—

	2015
	Sales and Operating Income US$’000	Cost of Sales US$’000	Staff costs US$’000	Other Operating Expenses US$’000	Finance Income (Note 12) US$’000
Enérgya VM Generación, S.L.	28,881	—	—	306	—
Villar Mir Energía, S.L.U.	—	—	—	4,263	—
	28,881	—	—	4,569	—

“Sales” relates to energy generated and sold to Enérgya VM Generación, S.L. at market prices.

“Other operating expenses” relates mainly to service fees paid to Villar Mir Energia, S.L.U. for managing and supervising the day‑to‑day operations of Company hydroelectric facilities in Spain.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	2016 US$’000	2015 US$’000
Fixed remuneration	4,494	2,054
Variable remuneration	3,258	1,658
Contributions to pension plans and insurance policies	281	152
Other remuneration	177	45
	8,210	3,909

In addition to the compensation information above, during 2016, fixed remuneration, variable remuneration, contributions to pension plans and insurances policies corresponding to the Company’s former Executive Chairman amounted to $1,117 thousand, $749 thousand, and $4 thousand, respectively. In addition, as of December 31, 2016, severance benefits were accrued in the amount of $22,672 thousand, related to the resignation of the former Company’s Executive Chairman (see Note 22).

During 2016 and 2015, no loans and advances have been granted to key management personnel.

Company balance sheet

As at 31 December 2016

	Note	31 December 2016 $’000	31 December 2015 $’000
Current assets
Trade and other receivables	4	1,117	84
Cash at bank and in hand		19,218	133
Other current assets		1,613	—
Total current assets		21,948	217
Non‑Current assets
Investments in Group Subsidiaries	3	1,018,461	1,018,461
Total assets		1,040,409	1,018,678
Current liabilities
Bank borrowing	6	(19,035)	—
Trade and other payables	5	(105,692)	(28,911)
Other current liabilities		(2,325)	—
Total current liabilities		(127,053)	(28,911)
Total liabilities		(127,053)	(28,911)
Net assets		913,356	989,767
Capital and reserves
Share capital		1,795	1,288,862
Other reserves		(279,917)	(280,023)
Translation differences		4,396	371
Retained Earnings		1,187,082	(19,443)
Shareholders’ funds	7	913,356	989,767

The Company reported a loss for the financial year ended 31 December 2016 of $25,554 thousand (2015: $19,443 thousand).

The financial statements of Ferroglobe plc with registration number 9425113 were approved by the Board and authorised for issue on 30 May 2017.

Signed on behalf of the Board.

Greger Hamilton
Director

Notes 1 to 7 are an integral part of these financial statements.

Company statement of changes in equity

For the year ended 31 December 2016

	Equity attributable to equity holders of the Company
	Share capital $’000	Other reserves $’000	Translation Differences $’000	Retained earnings $’000	Total equity $’000
Balance at 23 December 2015	75	—	—	79	154
Profit for the year	—	—	—	(19,522)	(19,522)
Total comprehensive income for the year	75	—	—	(19,443)	(19,368)
Issue of share capital	1,288,787		—	—	1,288,787
Share issuance cost	—	(9,697)	—	—	(9,697)
Merger reserve	—	(270,326)	—	—	(270,326)
Other movements	—		371	—	371
Balance at 31 December 2015	1,288,862	(280,023)	371	(19,443)	989,767
Profit for the year	—	—	—	(25,554)	(25,554)
Total comprehensive income for the year	1,288,862	(280,023)	371	(44,997)	964,213
Capital reduction	(1,287,067)	—	—	1,287,067	—
Dividends	—	—	—	(54,988)	(54,988)
Other movements	—	106	4,02	—	4,131
Balance at 31 December 2016	1,795	(279,917)	4,396	1,187,082	913,356

1.  Significant accounting policies

The separate financial statements of the company are presented as required by the Companies Act 2006. The company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council. Accordingly, in the year ended 31 December 2016 the company has decided to adopt FRS 101 and has undergone transition from reporting under IFRSs adopted by the European Union to FRS 101 as issued by the Financial Reporting Council. Accordingly, the financial statements have therefore been prepared in accordance with FRS 101 (Financial Reporting Standard 101) Reduced Disclosure Framework as issued by the Financial Reporting Council incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and July 2016. This transition is not considered to have had a material effect on the financial statements.

As permitted by FRS 101, the company has taken advantage of the disclosure exemptions available under that standard in relation to share‑based payment, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash‑flow statement and certain related party transactions.

Where required, equivalent disclosures are given in the consolidated financial statements

The financial statements have been prepared on the historical cost basis except for the re measurement of certain financial instruments to fair value. The principal accounting policies adopted are the same as those set out in note 3 to the consolidated financial statements except as noted below.

Investment in subsidiaries and impairment

Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment. At each balance sheet date, the Company reviews the carrying amount of its investments to determine whether there is any indication that those assets have suffered an impairment loss if any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of the fair value less costs to sell and the value in use in assessing value in use, the estimated future cash flows are discounted to the present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years a reversal of an impairment loss is recognised immediately in profit or loss.

2.  Profit for the year

As permitted by s408 of the Companies Act 2006 the Company has elected not to present its own profit and loss account or statement of other comprehensive income for the year. The profit attributable to the Company is disclosed in the footnote to the Company’s balance sheet.

The auditor’s remuneration for audit and other services is disclosed in note 9 to the consolidated financial statements.

3.  Investment in subsidiaries

$’000
At 31 December 2015	1,018,461
Additions/(disposals)	—
At 31 December 2016	1,018,461

The company’s investments at the balance sheet date in the share capital of the companies include the following:

Company	Country	% of possession	Currency	Purpose
Grupo FerroAtlántica, S.A.U.	Spain	100	EUR	Electrometalurgy and Energy
Globe Specialty Metals, Inc.	United States of America	100	USD	Electrometalurgy

The directors believe that the carrying value of the investments is supported by their underlying net assets or expected cash generation.

The following are the principal subsidiary undertakings of the Group:

Name	Country of incorporation	Nature of the business
FerroAtlántica, S.A.U	Spain(1)	Electrometallurgy and Energy
Hidro‑Nitro Española, S.A.	Spain(1)	Electrometallurgy and Energy
FerroAtlántica de Venezuela (FerroVen), S.A.	Venezuela(2)	Electrometallurgy
FerroPem, S.A.S.	France(3)	Electrometallurgy
Silicon Smelters (Pty.), Ltd.	South Africa(4)	Electrometallurgy
Globe Metallurgical, Inc.	United States of America(5)	Electrometallurgy
WVA Manufacturing, LLC	United States of America(5)	Electrometallurgy
Quebec Silicon LP	Canada(6)	Electrometallurgy
Globe Metales, S.A.	Argentina(7)	Electrometallurgy
_____________________________
Registered Offices:

(1)	P° Castellana N° 259‑D Planta 49ª, 28046, Madrid

(2)	Av. Fuerzas Armadas. Sector Punta Cuchillos. Puerto Ordaz (Bolívar)

(3)	517, Av. de la Boisse. Chambery

(4)	Beyersnek Road Po Box 657, Polokwane 0700 ZA

(5)	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801

(6)	6500 Rue Yvon‑Trudeau, Becancour, QC G9H2V8

(7)	Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

The investments in subsidiaries are all stated at cost less provision for impairments.

Further information about subsidiaries, including disclosures about non‑controlling interests, is provided in note 22 to the consolidated financial statements.

4.  Trade and other receivables

	Balance as at 31 December 2016 $’000	Balance as at 31 December 2015 $’000
Amounts receivable from group companies	863	75
VAT recoverable	254	9
Total trade and other receivables	1,117	84

5.  Trade and other payables

	Balance as at 31 December 2015 $’000	Balance as at 22 December 2015 $’000
Amounts owed to related parties	101,614	28,884
Trade payables	4,078	26
Total trade and other payables	105,692	28,910

6.  Borrowings

On 28 December 2016, the Company entered into a financing agreement with Goldman Sachs Lending Partners LLC, with a limit of $20 million. The amortized cost of this credit facility at 31 December 2016 amounted to $19,035 thousand and bears interest of 4.5% payable upon maturity of the loan. The credit facility includes conditions relating to the achievement of certain financial ratios associated with the Company’s accounts. This credit facility matured on 15 February 2017, and on this date was repaid together with its accrued interest.

7.  Shareholders’ funds

The amounts and movements of the Equity instruments accounts during the period are as follows (thousands of dollars):

	Balance at 31 December 2015 $’000	Capital reduction $’000	Dividends paid $’000	Other movements $’000	Result for the period $’000	Balance at 31 December 2016 $’000
Share capital	1,288,862	(1,287,067)	—		—	1,795
Other reserves	(280,023)	—	—	106	—	(279,917)
Translation differences	371			4,025		4,396
Retained earnings	(19,443)	1,287,067	(54,988)		(25,554)	1,187,082
Total own funds	989,767	—	(54,988)	4,131	(25,554)	913,356

Other reserves comprise merger reserve which are not distributable, and share issuance costs.

On 22 June 2016, Ferroglobe completed a reduction of its share capital and as such the nominal value of each Ordinary Share has been reduced from $7.50 to $0.01, with the amount of the capital reduction of $1,287 thousand being credited to a distributable reserve.

Included within Other reserves is the prior period impact of merger reserves and share issuance costs, which do not impact distributable reserves.